SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Interim Consolidated Report as of June 30, 2015

Press Release dated August 29, 2015

Press Release dated August 30, 2015

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: August 31, 2015

Contents

Contents

Mission

We are a major integrated energy company,
committed to growth in the activities,
of finding, producing, transporting, transforming
and marketing oil and gas. Eni men and women
have a passion for challenges, continuous
improvement, excellence and particularly
value people, the environment and integrity.

Contents

Blank page

4 8 15 19 23 25 26 43 46 51 60 61 63 66 73 131 132 134 166

Interim Consolidated Report

4 **Highlights**

Operating Review

8 Exploration & Production
15 Gas & Power
19 Refining & Marketing and Chemicals
23 Engineering & Construction

Financial review and other information

25 Financial review
26 Profit and loss account
43 Summarized Group Balance Sheet
46 Summarized Group Cash Flow Statement
51 Risk factors and uncertainties
60 Outlook

61 **Other information**

63 **Glossary**

Condensed consolidated interim financial statements

66 Financial statements
73 Notes to the condensed consolidated interim financial statements

131 **Management's certification**

132 **Report of Independent Auditors**

Annex

Annex

Disclaimer

This report contains certain forward-looking statements in particular under the section "Outlook", regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management's ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

"Eni" means the parent company Eni SpA and its consolidated subsidiaries.

Contents

Eni Interim Consolidated Report / Highlights

Results > In the first half of 2015, excluding Saipem losses, Eni reported adjusted consolidated operating profit of euro 2.91 billion (down 51%) and adjusted net profit of euro 1.05 billion (down 47%). G&P, R&M and Chemicals were profitable in the first half of 2015 reporting period.

Saipem operating results were a negative euro 0.58 billion driven by impairments at the book value of the net working capital, mainly relating to pending revenues and trade receivables, which were adversely impacted by a deteriorating competitive environment in the oil services sector against the backdrop of weak oil prices.

Group consolidated adjusted operating profit for the first half of 2015 was euro 2.33 billion (down 63%) driven by the negative impact of the scenario for euro 3.8 billion, partly offset by production growth and efficiency gains for euro 0.8 billion. Adjusted net profit was euro 0.79 billion (down 62%).

Net profit pertaining to Eni’s shareholders was euro 0.59 billion (euro 1.96 billion in the first half of 2014).

- Cash flow from operations1 was robust at euro 5.68 billion, in spite of lower oil prices. This cash flow and divestment proceeds of euro 0.64 billion, mainly relating to the disposal of non-strategic assets in the E&P segment, funded large part of capital expenditure incurred in the period (euro 6.24 billion) and 2014 balance dividend payment (euro 2.02 billion) determining an increase in net borrowings of euro 2.79 billion to euro 16.48 billion, as of June 30, 2015, also impacted by currency rates.

- Leverage increased from 0.22 at December 31, 2014, to 0.26 at June 30, 2015, within the 0.30 threshold.

Interim dividend > In light of the financial results achieved in the first half of 2015 and management’s expectations for full-year results, the interim dividend proposal to the Board of Directors on September 17, 2015 will amount to euro 0.40 per share (euro 0.56 per share in 2014). The interim dividend is payable on September 23, 2015, with September 21, 2015 being the ex-dividend date.

Liquids and gas production > In the first half of 2015 Eni reported liquids and gas production of 1.726 million boe/d, up 9%, record organic growth from 20002. When excluding positive price effects in the Company’s Production Sharing Agreements, production grew by 5.2%. Expected a robust full-year production to over 7%.

Start-ups > In the first half of 2015 the following major projects start-ups were achieved: (i) Cinguvu field in the operated West Hub Development project located in the Block 15/06 (Eni’s interest 35%) in Angola; (ii) Kizomba satellites phase 2 located in the Block 15 (Eni’s interest 20%), offshore Angola; (iii) Nené field located in the Marine XII block (Eni operator with a 65% interest) in Congo; (iv) Hadrian South (Eni’s interest 30%) and Lucius (Eni’s interest 8.5%) fields in the Gulf of Mexico; (v) West Franklin phase 2 (Eni’s interest 21.87%) in the United Kingdom; and (vi) Eldfisk 2 phase 1 (Eni’s interest 12.39%) in Norway. The start-ups of new fields and continuing production ramp-ups contributed with 105 kboe/d of new production in the first half of 2015.

Venezuela > At the beginning of July, the giant Perla gas field achieved the first gas offshore Venezuela. Perla is seen as one of the most important start-ups in Eni’s portfolio for 2015. Perla is estimated to contain up to 17 Tcf of gas in place and development was achieved in just 5 years, marking industry-leading time-to-market.

__________________________

(1) Net cash provided by operating activities.
(2) With the exception of the second half of 2012, when production was supported by the recovery of the Libyan production.

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Eni Interim Consolidated Report / Highlights

Exploration activity > Exploration successes mainly achieved in Egypt, Libya, Indonesia, the United States and Congo added 300 million boe of new resources to the Company’s resource base, at an average cost of 1.7 $/boe. In addition, Eni acquired new exploration acreage with high mineral potential in strategic basins of presence (Egypt, Myanmar, the United Kingdom and Ivory Coast) for a total acreage of 21,000 square kilometers (net to Eni), targeting to rejuvenate Eni’s mineral right portfolio.

Egypt > Eni signed an agreement with the Egyptian Authorities, which comprises a plan to invest up to $5 billion in the development of the Country’s oil and gas reserves over the next few years. The agreement also includes a revision of certain Eni’s ongoing oil contracts. The economic effect of these revisions, effective from January 1, 2015, were accounted in the 2015 first half financial statements. The agreement also included the identification of new measures to reduce overdue amounts of trade receivables relating to hydrocarbons supplies to Egyptian state-owned companies.

Indonesia > Signed two purchase and sale agreements with PT Pertamina targeting the LNG volumes expected by 2017 from the Jangkrik gas field (Eni operator with a 55% interest), which is one of the first deep-water gas projects in Indonesia being developed under a fast track scheme.

Agreement with KazMunayGas > Finalized an agreement with KazMunayGas to acquire 50% of the mineral rights for the development and production activity in the Isatay block, with an estimated significant potential oil resources, in the Caspian Sea.

Versalis > Within the strategy of international growth and diversification of basic chemicals, agreements were signed with Reliance Industries Ltd, an Indian based corporation, to market the styrene butadiene rubber and with Ecombine and EVE Rubber Institute to develop a joint technology platform in order to offer to market an advanced elastomer compounds with enhanced mechanical performances and environment-friendly features.

Climate change > On June 1, 2015, Eni and other European major oil&gas companies required to the relevant authorities to introduce carbon pricing systems and create clear, stable, ambitious policy frameworks that could eventually connect national systems. These would reduce uncertainty and encourage the most cost effective ways of reducing carbon emissions widely. With this unprecedented joint initiative, the companies recognize both the importance of the climate challenge and the importance of energy to human life and well-being.

Safety > In the first half of 2015 the injury frequency rate reported a positive trend reducing by 22.6% for employees and by 29.1% for contractors. Eni continued to promote safety in operations with the start-up of Safety Road Show, a program to raise awareness of HSE issues, safety and environment culture in its Italy and outside Italy operating entities (Australia, Angola, Porto Torres, Taranto, Livorno and Venice). In addition, in January 2015, Eni launched the Safety Competence Centre in Gela to develop competence in the safety field also with the start-up of insourcing project.

Contents

Eni Interim Consolidated Report / Highlights

Financial highlights
i	i	i	First half
2014	(euro million)	2014	2015
109,847	Net sales from operations		56,556	45,979
7,917	Operating profit		5,901	1,945
11,574	Adjusted operating profit		6,219	2,329
1,291	Net profit (a)		1,961	591
3,707	Adjusted net profit (a) (b)		2,074	787

15,110	Net cash provided by operating activities		5,740	5,678
12,240	Capital expenditure		5,524	6,237
146,207	Total assets at period end		140,076	148,369
62,209	Shareholders' equity including non-controlling interest at period end		61,261	63,872
13,685	Net borrowings at period end		14,601	16,477
75,894	Net capital employed at period end		75,862	80,349

14.51	Share price at period end	(euro)	19.98	15.92
3,610.4	Weighted average number of shares outstanding	(million)	3,615.0	3,601.1
52.4	Market capitalization (c)	(euro billion)	72.2	57.3

(a) Attributable to Eni's shareholders.
(b) For a detailed explanation of adjusted (net and operating) profits, that exclude inventory holding gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(c) Number of outstanding shares by reference price at period end.

Summary financial data *
i	i	i	First half
2014	2014	2015
	Net profit
0.36	- per share (a)	(euro)	0.54	0.16
0.96	- per ADR (a) (b)	($)	1.48	0.36
	Adjusted net profit
1.03	- per share (a)	(euro)	0.57	0.22
2.74	- per ADR (a) (b)	($)	1.56	0.49

5.6	Adjusted return on average capital employed (ROACE)		6.8	3.2
0.22	Leverage		0.24	0.26
7.4	Coverage		12.0	3.3
1.5	Current ratio		1.6	1.3
110.4	Debt coverage		39.3	34.5

* See "Glossary" for ratios explanation.
(a) Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

Contents

Eni Interim Consolidated Report / Highlights

Operating and sustainability data
i	i	i	First half
2014	2014	2015
84,405	Employees at period end	(number)	84,990	80,911
13,650	of which - women (*)		13,847	13,409
58,182	of which - outside Italy		58,100	54,891
19.7	Female managers	(%)	19.4	20.0
0.31	Injury frequency rate of total Eni workforce	(No. of accidents per million hours worked)	0.31	0.23
0.72	Fatality index	(fatal injuries per one hundred millions of worked hours)	1.06	-
1,179	Oil spills due to operations	(barrels)	744	547
42.93	Direct GHG emission	(mmtonnes CO2 eq)	21.46	21.27
186	R&D expenditures (a)	(euro million)	85	83
96	Community investment		36	30
	Exploration & Production
1,598	Production of hydrocarbons	(kboe/d)	1,583	1,726
828	- Liquids	(kbbl/d)	817	882
4,224	- Natural gas	(mmcf/d)	4,208	4,636
549.5	Production sold	(mmboe)	267.7	298.1
	Gas & Power
89.17	Worldwide gas sales (b)	(bcm)	45.85	48.01
34.04	- in Italy		18.45	21.11
55.13	- outside Italy		27.40	26.90
	Refining & Marketing and Chemicals
25.03	Refinery throughputs on own account	(mmtonnes)	11.69	13.50
9.21	Retail sales of petroleum products in Europe		4.54	4.33
1,725	Average throughput of service stations in Europe	(kliters)	844	831
5,283	Production of petrochemical products	(ktonnes)	2,801	2,757
3,463	Sales of petrochemical products		1,852	1,818
71.3	Average plant utilization rare	(%)	74.0	72.0
	Engineering & Construction
17,971	Orders acquired	(euro million)	13,132	3,500
22,147	Order backlog at period end		24,215	19,018

(*) Do not include employees of equity-accounted entities.
(a) Net of general and administrative costs.
(b) Include volumes marketed by the Exploration & Production segment of 1.60 bcm (1.51 and 3.06 bcm in the first half and full year of 2014, respectively).

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Eni Interim Consolidated Report / Operating Review

Key performance indicators
i	i	i	First half
2014	2014	2015
0.23	Injury frequency rate of Eni's workforce	(No. of accidents per million of worked hours)	0.22	0.16
28,488	Net sales from operations (a)	(euro million)	14,802	11,412
10,766	Operating profit		6,221	2,769
11,551	Adjusted operating profit		6,431	2,488
4,423	Adjusted net profit		2,464	689
10,524	Capital expenditure		4,688	5,795

	Average hydrocarbons realizations (b)
88.71	- Liquids	($/bbl)	100.04	52.28
6.87	- Natural gas	($/kcf)	7.19	4.86
65.49	- Hydrocarbons	($/boe)	71.87	40.22
	Production of hydrocarbons (b)
828	- Liquids	(kbbl/d)	817	882
4,224	- Natural gas	(mmcf/d)	4,208	4,636
1,598	- Hydrocarbons	(kboe/d)	1,583	1,726

12,777	Employees at period end	(number)	12,548	12,948
8,243	of which: outside Italy		8,296	8,364
936	Oil spills due to operations (>1 bbl)	(bbl)	522	443
56	Produced water re-injected	(%)	57	56
22.98	Direct GHG emissions	(mmtonnes CO2 eq)	11.66	11.41
5.64	of which: from flaring		2.97	2.99
63	Community investment	(euro million)	23	23
(a) Before elimination of intragroup sales.
(b) Includes Eni’s share of equity-accounted entities.

Mineral right portfolio and exploration activities
In the first half of 2015, Eni performed its operations in 41 countries located in five continents. As of June 30, 2015, Eni’s mineral right portfolio consisted of 913 exclusive or shared rights for exploration and development activities for a total acreage of 344,741 square kilometers net to Eni (334,739 square kilometers net to Eni as of December 31, 2014). In the first half of 2015, changes in total net acreage mainly derived from: (i) new leases mainly in Egypt, Myanmar, the United Kingdom and Ivory Coast for a total acreage of approximately 21,000 square kilometers; (ii) interest increase in Vietnam for a total acreage of 1,500 square kilometers; (iii) the total relinquishment of licenses mainly in Congo, Ghana, Italy, Nigeria, Norway, Tunisia and the United States covering an acreage of approximately 5,500 square kilometers; and (iv) partial relinquishment or interest reduction mainly in Indonesia and Pakistan for approximately 3,000 square kilometers.
In the first half of 2015, a total of 14 new exploratory wells were drilled (9.2 of which represented Eni’s share), as compared to 22 exploratory wells drilled in the first half of 2014 (11.3 of which represented Eni’s share).

Oil and gas production
In the first half of 2015, Eni’s hydrocarbon production was 1.726 million boe/d, increased by 9% from the first half of 2014. When excluding price effects in the Company’s Production Sharing Agreements (PSAs), production increased by 5.2% due to new field start-ups and continuing production ramp-ups at fields started in 2014 mainly in Angola, Congo, the United States, Egypt and the United Kingdom, as well as higher production in Libya. These positive effects were partly offset by mature fields declines. The share of oil and natural gas produced outside Italy was 90% (89% in the first half of 2014).

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Eni Interim Consolidated Report / Operating Review

Liquids production (882 kbbl/d) increased by 65 kbbl/d, or 8%, with higher increases mainly in Angola, Congo, Egypt, Libya and the United States.

Natural gas production (4,636 mmcf/d) increased by 428 mmcf/d, or 10.1%, from the first half of 2014. The contribution of new fields start-ups and ramp-ups mainly in the United Kingdom and the United States, as well as higher production in Libya were partly offset by mature fields decline.

Oil and gas production sold amounted to 298.1 mmboe. The 14.3 mmboe difference over production (312.4 mmboe), mainly reflected volumes of natural gas consumed in operations (13 mmboe).

Hydrocarbons production (a) (b)
First half
2014	(kboe/d)	2014	2015	Change	% Ch.

179	Italy		180	169	(11)	(6.1)
190	Rest of Europe		193	184	(9)	(4.7)
567	North Africa		546	659	113	20.7
325	Sub-Saharan Africa		322	343	21	6.5
88	Kazakhstan		96	99	3	3.1
98	Rest of Asia		100	111	11	11.0
125	Americas		119	134	15	12.6
26	Australia and Oceania		27	27
1,598			1,583	1,726	143	9.0
549.5	Production sold	(mmboe)	267.7	298.1	30.4	11.4

Liquids production (a)
First half
2014	(kbbl/d)	2014	2015	Change	% Ch.

73	Italy	73	69	(4)	(5.5)
93	Rest of Europe	95	86	(9)	(9.5)
252	North Africa	241	268	27	11.2
231	Sub-Saharan Africa	229	256	27	11.8
52	Kazakhstan	56	58	2	3.6
37	Rest of Asia	36	52	16	44.4
84	Americas	80	87	7	8.8
6	Australia and Oceania	7	6	(1)	(14.3)
828		817	882	65	8.0

Natural gas production (a) (b)
First half
2014	(mmcf/d)	2014	2015	Change	% Ch.

584	Italy	588	553	(35)	(6.0)
535	Rest of Europe	540	539	(1)	(0.2)
1,724	North Africa	1,674	2,145	471	28.1
518	Sub-Saharan Africa	510	478	(32)	(6.3)
201	Kazakhstan	219	228	9	4.1
333	Rest of Asia	354	323	(31)	(8.8)
219	Americas	210	255	45	21.4
110	Australia and Oceania	113	115	2	1.8
4,224		4,208	4,636	428	10.1

(a) Includes Eni’s share of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (395 and 479 mmcf/d in the first half 2015 and 2014, respectively and 442 mmcf/d in 2014).

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Eni Interim Consolidated Report / Operating Review

Main exploration and development projects
Italy

In the Val d’Agri concession (Eni’s interest 60.77%), the development plan is progressing in line with the commitments agreed with the Basilicata Region in 1998: (i) the construction of a new gas treatment unit is designed to improve the environmental performance of the treatment center; (ii) the Environmental Monitoring Plan is being implemented. This project represents a benchmark in terms of environmental protection. In addition, Eni implements best practices in environmental protection by means of the Action Plan for Biodiversity in Val d’Agri; and (iii) initiatives to support cultural and social development, tourism, as well as development of agricultural and food farming businesses.
Other main development activities concerned: (i) maintenance activities and production optimization at the Barbara, Anemone, Annalisa, Armida and Gela fields; and (ii) the ongoing development programs of the Bonaccia and Clara fields, located in the Adriatic Sea.

Rest of Europe

Norway In the first half of 2015, Eni was awarded two exploration licenses: (i) the operatorship and a 40% interest in the PL 806 license in the Barents Sea; and (ii) the PL 044C license in the North Sea with a 13.12% interest.
Production start-ups were achieved at the Eldfisk 2 Phase 1 field (Eni’s interest 12.39%) in the North Sea and at Heidrun FSU field (Eni’s interest 5.2%) in the Norwegian Sea.
In the Barents Sea, the FPSO platform was linked at the Goliat field (Eni operator with a 65% interest). Start-up is expected by the end of the third quarter 2015 with a production plateau of approximately 65 kbbl/d net to Eni in 2016.
The Goliat project is equipped with a well-advance emergency system for the management of oil spills, in terms of organization, equipment and technology advancement. In April 2015, Eni conducted an oil spill exercise in the Barents Sea, which confirmed that oil spill contingency response plan was in line with all the requirements of Norwegian Authorities. This performance was achieved also by means of the Costal Oil Spill Preparedness Improvement Program (COSPIP), launched by Eni jointly with the Norwegian Clean Seas Association for Operating Companies (NOFO), the Norwegian Fisherman Association, as well as other major oil companies and local and international research institutes.
Other development activities concerned the maintenance and optimization of the production at the Ekofisk field (Eni’s interest 12.39%) by means of the drilling of infilling wells, upgrading of existing facilities and optimization of water injection.

United Kingdom In the first half of 2015, Eni was awarded four exploration licenses in the Central North Sea, with interests ranging from 9% to 100%. In addition, Eni finalized the acquisition of three licenses in the Southern North Sea, with a 100% interest.
Eni started production of the Phase 2 at the West Franklin field (Eni’s interest 21.87%), following the completion and installation of production platform and pipeline linkage.
Development activities concerned: (i) drilling activities for the completion of the development of Jasmine field (Eni’s interest 33%); and (ii) activities of production optimization in Hewett Area (Eni’s interest 89.3%), aimed to mitigate the natural field production decline and drilling activities in the Liverpool Bay area (Eni’s interest 100%) aimed at the maximization of the production capacity.

North Africa

Algeria Development and optimization activities progressed at the MLE-CAFC production fields (Eni operator with a 75% interest), by means of construction and infilling activities, as well as production optimization. The project includes an additional oil phase with a start-up expected in 2017, targeting a production plateau of approximately 33 kboe/d net to Eni.
Other activities concerned infilling activities and production optimization at the Blocks 401a/402a (Eni’s interest 55%), 403 (Eni’s interest 50%), 403a/d (Eni’s interest from 65% to 100%), ROM North (Eni’s interest 35%), as well as in the Blocks 208 and 404 (Eni’s interest 12.25%).

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Eni Interim Consolidated Report / Operating Review

Egypt Exploration activities yielded positive results with the near-field discoveries with: (i) oil and gas discovery with the Meleiha West Deep well in the Meleiha concession (Eni’s interest 76%) located in the Western desert; and (ii) a gas discovery in the Nooros exploration prospect, located in the Abu Madi West license (Eni’s interest 75%) in the Nile Delta. Preliminary estimates of the discovery account for a potential of approximately 530 billion cubic feet of gas in place with upside, plus associated condensates. The new discovery will be put into production in two months’ time through a tie-in to the existing Abu Madi gas treatment plant.
Eni was awarded three Concession Agreements for the operatorship of the Southwest Meleiha lease (Eni’s interest 100%) in the western desert, in Karawan (Eni operator with a 50% interest) and North Leil (Eni’s interest 100%) blocks in the Mediterranean Sea.
Eni signed an agreement with the Egyptian Authorities, which comprises a plan to invest up to $5 billion (at 100%) in the development of the Country’s oil and gas reserves over the next few years. The agreement also includes a revision of certain Eni’s ongoing oil contracts. The economic effect of these revisions, effective from January 1, 2015, were accounted in the 2015 first half financial statements. The agreement also included the identification of new measures to reduce overdue amounts of trade receivables relating to hydrocarbons supplies to Egyptian state-owned companies.
Development activities concerned: (i) drilling of infilling wells in the Meleiha concession in the western desert and Sinai 12 concession (Eni’s interest 100%) in the Gulf of Suez, to optimize the mineral potential recovery factor; and (ii) progressing of the activities of the sub-see END Phase 3 development project in the Ras El Barr concession (Eni’s interest 50%).

Libya Exploration activities near-field yielded positive results in the contractual area D (Eni’s interest 50%), with gas and condensates discoveries: (i) in the offshore Bahr Essalam Sud exploration prospect, in proximity of the production facilities of the Bahr Essalam field; and (ii) in the offshore Bouri Nord exploration prospect, nearby Bouri production field. These discoveries confirm the high mineral potential of the natural gas resources still present in the Country.

Sub-Saharan Africa

Angola In January 2015, a three-year extension of the exploration activity on the Block 15/06 (Eni operator with a 35% interest) was agreed with the Angolan Authorities.
Eni started production in Block 15/06 at the end of 2014 with the West Hub Development Project that represents the first Eni-operated producing project in the Country. The development program plans to hook up the Block’s discoveries to the N’Goma FPSO in order to support production plateau. In April 2015, production start-up was achieved at the Cinguvu field, following the first oil of Sangos field, with an overall production of approximately 60 kbbl/d (18 kbbl/d net to Eni). Production ramp-up of 100 kbbl/d is expected in the fourth quarter 2015 with the start-up of Mpungi field.
In addition, Eni started production of the Kizomba satellites Phase 2 project (Eni’s interest 20%), in the offshore of the Country, by means of the start-up of further three fields connected to the existing FPSO. The peak production is estimated at approximately 70 kbbl/d.

Congo Exploration activities yielded positive results with the Minsala N1 appraisal well, confirming the mineral potential of the Minsala discovery.
In the first half of 2015, Eni signed two agreements to promote development of the energy sector and to support the economic growth in the Country.
Project Integrée Hinda (PIH) progressed in order to support the population in M’Boundi area. The social project provides to improve education, health, agriculture and access to water with specific programs and in collaboration with local authorities. Planned activities for the 2011-2015 period achieved a work progressing of 86% in the first half of 2015. The program will involve approximately 25,000 people. Eni with the support of the Earth Institute of the Columbia University launched a program to design a monitoring system to assess the effectiveness of the PIH project and to check its support to the development of the area.
Eni achieved production start-up of the Litchendjili field in the Marine XII block (Eni operator with a 65% interest) through the installation of a production platform, the construction of transport facilities and

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Eni Interim Consolidated Report / Operating Review

onshore treatment plant. A peak production of the Litchendjili field is estimated at 12 kboe/d net to Eni and is expected in 2016. Natural gas production will feed the CEC power station (Eni’s interest 20%) and oil production start-up is expected with the next development wells.
Development activities progressed at the Nené Marine production field located in the Marine XII block, with the completion and start-up of the second productive well.

Nigeria Development activities progressed in the OML 28 block (Eni’s interest 5%): (i) the drilling campaign progressed within the integrated oil and natural gas project in the Gbaran-Ubie area. The development plan provides for the supply of natural gas to the Bonny liquefaction plant by means of the construction of a Central Processing Facility (CPF) with a treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids; and (ii) the development plan of the Forkados-Yokri field includes the drilling of 24 producing wells, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in the first half of 2016.
In the first half of 2015, supporting programs for the local community progressed with main activities in the construction of public infrastructure, improving the quality of education services, enhancing of basic health services, expanding the access to energy for local area, as well as training programs to promote the economic development, in particular in the agricultural sector.

Kazakhstan

New initiatives In June 2015, Eni and KazMunayGas (KMG) signed an agreement on the transfer to Eni of 50% stake for exploration and production activities in the Isatay block located in the Kazakh Caspian Sea. The transfer is expected to be completed in the second half of the year, with all necessary approvals required by law. The Isatay block is estimated to have significant potential oil resources and will be operated by a joint operating company established by KMG and Eni on a 50/50 basis. In addition, the FEED for the construction of a shipyard in Kuryk is being finalized, within the agreement signed in 2014. The FEED will be submitted to Kazakh Authorities in the second half of the year, to be sanctioned by relevant authorities.

Kashagan Activities progressed to fully replace the two damaged pipelines, which forced the Consortium to shut down the production at the Kashagan field (Eni’s interest 16.81%) soon after the effective completion of Phase 1 of the development plan (the Experimental Program). The Consortium expects to complete the installation works in the second half of 2016 with production re-start by the end of 2016. The production capacity of 370 kbbl/d planned for the Phase 1 will be achieved during 2017.
On June 13, 2015, the Consortium completed a new setup of the operating model to execute the development of the project, targeting to streamline decision-making process, to increase efficiency in operations and to reduce costs. This new operating model provides that the company NCOC NV, participated by the seven partners of the Consortium, acts as the sole operator of all exploration, development and production activities at the Kashagan field.
Within the agreements reached with the local authorities, Eni continues its training program for Kazakh resources in the oil&gas sector.

Karachaganak In June 2015, the Gas Sales Agreement of the Karachaganak field (Eni 29.25%) was extended until 2038. The agreement includes an additional gas supply to the Orenburg treatment plant, providing the new development projects to increase the liquids and gas production.
Eni continues its involvement to support local communities by means of the construction of schools and educational facilities, as well as water supply plants and road infrastructures for the villages located in the nearby area of Karachaganak field.

Rest of Asia

Indonesia Evaluation activities at the Merakes gas discovery, located in the deep offshore of the East Sepinngan block (Eni operator with an 85% interest), increased significantly the gas reserves in place. Eni will anticipate the appraisal campaign in order to evaluate the possible fast track development of the discovery optimizing the synergies with the nearby offshore Jangkrik field (Eni’s interest 55%), also operated by Eni.

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Eni Interim Consolidated Report / Operating Review

The ongoing development activities to feed the Bontang plant concerned: (i) the Jangkrik project in the Kalimantan offshore. This project includes the drilling of production wells linked to a Floating Production Unit for gas and condensate treatment, as well as the construction of transportation facilities. Start-up is expected in 2017; and (ii) the Bangka project (Eni’s interest 20%) in the eastern Kalimantan, with start-up expected in 2016.
In June 2015, Eni and its partners of the Jangkrik project signed two agreements with PT Pertamina for the purchase and sale of 1.4 million tonnes/y of LNG coming from Jangkrik field development project by 2017.
Other main activities were performed on the environmental protection, health care and educational system to support local communities located in the operated area of the Eastern Kalimantan, Papua and North Sumatra.

Americas

United States Exploration activities yielded positive results with the Puckett Trust 1H and Stallings 2H wells, under the agreement signed with Quicksilver Resources for joint evaluation, exploration and development of unconventional oil reservoirs (shale oil) in the Southern part of the Delaware Basin, in West Texas. The discoveries have already been connected to existing production facilities.
In the first half of 2015, production start-ups were achieved in the Gulf of Mexico: (i) at the Hadrian South field (Eni’s interest 30%), with a daily production estimated at approximately 300 million cubic feet of gas and 2,250 barrels of liquids (about 16,000 boe per day net to Eni); and (ii) at the Lucius field (Eni’s interest 8.5%), with a daily production estimated at about 7,000 boe per day net to Eni.
Development activities concerned: (i) the Heidelberg project (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico. Activities include the drilling of 5 production wells and the installation of a production platform. Start-up is expected at the end of 2016 with a production of approximately 9 kboe/d net to Eni; and (ii) the drilling of development wells at the operated Devil’s Tower field (Eni’s interest 75%), as well as non-operated Medusa (Eni’s interest 25%), K2 (Eni’s interest 13.39%) and St. Malo (Eni’s interest 1.25%) fields.
Drilling activities have been progressing at the Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) fields in Alaska. In particular, Eni launched an updating program of the Action Plan for Biodiversity and Ecosystem Services of Nikaitchuq field in order to optimize the activities to the potential changes in the operational, ecological and social area.

Venezuela In July 2015, Eni started production at giant Perla field, located in the Cardon IV Block (Eni’s interest 50%) in the Gulf of Venezuela. The natural gas production will be sold to the state company PDVSA until 2036, under the Gas Sales Agreement. The gas will be mainly used by PDVSA for the domestic market. The Perla development includes three phases and plans production start-up of 21 wells, as well as installation of four offshore platforms linked by means of pipeline to an onshore treatment plant. The production level of the Phase 1 (Early Production) is targeting at approximately 450 mmcf/d. Production ramp-up of approximately 800 mmcf/d is expected in 2017 with the start-up of the Phase 2. The development plan targets a long-term production plateau of approximately 1,200 mmcf/d in 2020.
Drilling activities progressed at the giant Junin 5 field (Eni’s interest 40%), located in the Orinoco Oil Belt, with 35 bbbl of certified heavy oil in place. Early Production of the first phase started in 2013, with a target plateau of 75 kbbl/d. The Full Field development includes a long-term production plateau of 240 kbbl/d. The project also provides for the construction of a refinery plant. Eni agreed to finance a part of PDVSA’s development costs for the Early Production Phase and engineering activity of refinery plant up to $1.74 billion.

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Eni Interim Consolidated Report / Operating Review

Capital expenditure
Capital expenditure of the Exploration & Production segment (euro 5,795 million) concerned mainly development of oil and gas reserves (euro 5,321 million) directed mainly outside Italy, in particular in Egypt, Angola, Norway, Congo, Kazakhstan, the United States and Indonesia. Development expenditures in Italy in particular concerned the well drilling program and facility upgrading in Val d’Agri, as well as sidetrack and workover activities in mature fields.
About 97% of exploration expenditures (euro 447 million) were directed outside Italy in particular to Libya, Cyprus, Gabon, Congo, Egypt, the United Kingdom, the United States and Indonesia. In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po Valley.

Capital expenditure
First half
2014	(euro million)	2014	2015	Change	% Ch.

923	Italy	435	413	(22)	(5.1)
1,783	Rest of Europe	786	832	46	5.9
1,071	North Africa	422	1,127	705	..
3,754	Sub-Saharan Africa	1,680	1,807	127	7.6
527	Kazakhstan	242	400	158	65.3
1,277	Rest of Asia	473	763	290	61.3
1,064	Americas	608	429	(179)	(29.4)
125	Australia and Oceania	42	24	(18)	(42.9)
10,524		4,688	5,795	1,107	23.6

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Eni Interim Consolidated Report / Operating Review

Key performance indicators
i	i	i	First half
2014	2014	2015
0.46	Injury frequency rate of Eni's workforce	(No. of accidents per million of worked hours)	0.73	0.39

73,434	Net sales from operations (a)	(euro million)	37,941	30,636
64	Operating profit		592	213
168	Adjusted operating profit		256	325
86	Adjusted net profit		163	222
172	Capital expenditure		75	44

89.17	Worldwide gas sales (b)	(bcm)	45.85	48.01
34.04	- in Italy		18.45	21.11
55.13	- international		27.40	26.90
33.58	Electricity sold	(TWh)	16.00	16.82

4,561	Employees at period end	(number)	4,850	4,473
10.08	Direct GHG emissions	(mmtonnes CO2 eq)	5.02	5.04

(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production segment of 1.60 bcm (1.51 and 3.06 bcm in the first half and full year of 2014, respectively).

Natural gas

Supply of natural gas
In the first half of 2015, Eni’s consolidated subsidiaries supplied 45.11 bcm of natural gas, up by 3.13 bcm, or by 7.5% from the first half of 2014.
Gas volumes supplied outside Italy (41.08 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 93% of total supplies, with an increase of 2.47 bcm, or 6.4% from the first half of 2014, mainly reflecting higher volumes purchased in the Netherlands (up by 1.68 bcm) and Libya (up by 1 bcm), partially offset by lower purchases in Russia (down by 1.38 bcm) and Algeria (down by 1.37 bcm).
Supplies in Italy (3.14 bcm) were barely unchanged from the first half of 2014.

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Eni Interim Consolidated Report / Operating Review

Supply of natural gas
First half
2014	(bcm)	2014	2015	Change	% Ch.

6.92	Italy	3.12	3.14	0.02	0.6
26.68	Russia	16.37	14.99	(1.38)	(8.4)
7.51	Algeria (including LNG)	4.64	3.27	(1.37)	(29.5)
6.66	Libya	2.91	3.91	1.00	34.4
13.46	Netherlands	4.98	6.66	1.68	33.7
8.43	Norway	4.51	4.46	(0.05)	(1.1)
2.64	United Kingdom	1.23	1.17	(0.06)	(4.9)
0.38	Hungary	0.18	0.21	0.03	16.7
2.98	Qatar (LNG)	1.53	1.69	0.16	10.5
5.56	Other supplies of natural gas	1.38	3.70	2.32	..
1.69	Other supplies of LNG	0.88	1.02	0.14	15.9
75.99	Outside Italy	38.61	41.08	2.47	6.4
82.91	TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	41.73	44.22	2.49	6.0
(0.20)	Offtake from (input to) storage	0.40	1.02	0.62	..
(0.25)	Network losses, measurement differences and other changes	(0.15)	(0.13)	0.02	(13.3)
82.46	AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	41.98	45.11	3.13	7.5
3.65	Available for sale by Eni's affiliates	2.36	1.30	(1.06)	(44.9)
3.06	E&P volumes	1.51	1.60	0.09	6.0
89.17	TOTAL AVAILABLE FOR SALE	45.85	48.01	2.16	4.7

Sales of natural gas

Gas sales by entity
First half
2014	(bcm)	2014	2015	Change	% Ch.

81.73	Total sales of subsidiaries	41.44	45.07	3.63	8.8
34.04	Italy (including own consumption)	18.45	21.11	2.66	14.4
43.07	Rest of Europe	20.84	21.56	0.72	3.5
4.62	Outside Europe	2.15	2.40	0.25	11.6
4.38	Total sales of Eni's affiliates (net to Eni)	2.90	1.34	(1.56)	(53.8)
3.15	Rest of Europe	2.13	0.89	(1.24)	(58.2)
1.23	Outside Europe	0.77	0.45	(0.32)	(41.6)
3.06	E&P in Europe and in the Gulf of Mexico	1.51	1.60	0.09	6.0
89.17	WORLDWIDE GAS SALES	45.85	48.01	2.16	4.7

Sales of natural gas in the first half of 2015 amounted to 48.01 bcm, reporting a increase of 2.16 bcm, or 4.7% from the first half of 2014, on the back of challenging trading environment and slight demand increase. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico.
Sales in Italy increased to 21.11 bcm due to higher sales to hub (Italian gas exchange and spot markets) and a positive performance in the residential segment due to more typical weather conditions compared to the corresponding period of the previous year. These positive performances were partially offset by lower volumes in the thermoelectric segment due to weaker market conditions, reflecting higher use of hydroelectric and renewable sources and a contraction in demand, reported mainly in the first months of the year.
Sales to importers in Italy increased by 0.41 bcm reflecting a higher availability of Libyan gas.
Sales in the European markets amounted to 20.21 bcm, down by 4.4% from the same period of the previous year due to the divestment of GVS joint venture in Germany and lower spot sales in the United Kingdom. These negatives were partially offset by higher spot sales in France and Turkey due to higher sales to Botas.

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Sales in markets outside Europe were substantially unchanged (down 0.07 bcm) reflecting the disposal of subsidiaries in Argentina, partially offset by higher LNG volumes marketed in the Far East.
Direct sales of the Exploration & Production segment in the Northern Europe and the United States (1.60 bcm) increased by 0.09 bcm due to higher sales in the Northern Europe.

Gas sales by market
First half
2014	(bcm)	2014	2015	Change	% Ch.

34.04	ITALY	18.45	21.11	2.66	14.4
4.05	Wholesalers	2.43	2.33	(0.10)	(4.1)
11.96	Italian gas exchange and spot markets	6.36	9.01	2.65	41.7
4.93	Industries	2.42	2.51	0.09	3.7
1.60	Medium-sized enterprises and services	0.93	0.92	(0.01)	(1.1)
1.42	Power generation	0.79	0.44	(0.35)	(44.3)
4.46	Residential	2.77	3.08	0.31	11.2
5.62	Own consumption	2.75	2.82	0.07	2.5
55.13	INTERNATIONAL SALES	27.40	26.90	(0.50)	(1.8)
46.22	Rest of Europe	22.97	22.45	(0.52)	(2.3)
4.01	Importers in Italy	1.83	2.24	0.41	22.4
42.21	European markets	21.14	20.21	(0.93)	(4.4)
5.31	Iberian Peninsula	2.86	2.59	(0.27)	(9.4)
7.44	Germany/Austria	3.78	2.57	(1.21)	(32.0)
10.36	Benelux	4.51	4.52	0.01	0.2
1.55	Hungary	0.90	0.91	0.01	1.1
2.94	UK	1.53	1.15	(0.38)	(24.8)
7.12	Turkey	3.53	3.87	0.34	9.6
7.05	France	3.79	4.34	0.55	14.5
0.44	Other	0.24	0.26	0.02	8.3
5.85	Extra European markets	2.92	2.85	(0.07)	(2.4)
3.06	E&P in Europe and in the Gulf of Mexico	1.51	1.60	0.09	6.0
89.17	WORLDWIDE GAS SALES	45.85	48.01	2.16	4.7

Power

Availability of electricity
In the first half of 2015, power generation was 9.64 TWh, substantially stable compared to the first half of the previous year. As of June 30, 2015, installed operational capacity was 4.9 GW (4.9 GW at December 31, 2014). Electricity trading reported an increase of 0.82 TWh due to higher purchases related to the slight increase in demand.

Power sales
In the first half of 2015, electricity sales of 16.82 TWh were directed to the free market (73%), the Italian power exchange (16%), industrial sites (9%) and others (2%).
Compared to the first half of 2014, electricity sales were up by 0.82 TWh, or 5.1%, due to slight increase of electricity demand. Higher volumes sold to wholesalers (up 0.66 TWh) and traded on the Italian power exchange (up 0.56 TWh) were partially offset by lower volumes sold to small and medium-sized enterprises.

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Eni Interim Consolidated Report / Operating Review

First half
2014	2014	2015	Change	% Ch.

4,074	Purchases of natural gas	(mmcm)	1,987	2,015	28	1.4
338	Purchases of other fuels	(ktoe)	177	164	(13)	(7.3)
19.55	Power generation	(TWh)	9.64	9.64
9,010	Steam	(ktonnes)	4,689	4,747	58	1.2

Availability of electricity
First half
2014	(TWh)	2014	2015	Change	% Ch.

19.55	Power generation	9.64	9.64
14.03	Trading of electricity (a)	6.36	7.18	0.82	12.9
33.58		16.00	16.82	0.82	5.1
24.86	Free market	11.98	12.24	0.26	2.2
4.71	Italian Exchange for electricity	2.05	2.61	0.56	27.3
3.17	Industrial plants	1.52	1.61	0.09	5.9
0.84	Other (a)	0.45	0.36	(0.09)	(20.0)
33.58	Power sales	16.00	16.82	0.82	5.1

(a) Includes positive and negative imbalances.

Capital expenditure
In the first half of 2015, capital expenditure of euro 44 million mainly related to upgrading initiatives at Bolgiano power plant, the purchase of blades, as well as flexibility an upgrading initiatives of combined cycle power plants (euro 25 million) and gas marketing initiatives (euro 18 million).

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Eni Interim Consolidated Report / Operating Review

Key performance indicators
i	i	i	First half
2014	2014	2015
0.64	Injury frequency rate of Eni's workforce	(No. of accidents per million of worked hours)	0.74	0.36

28,994	Net sales from operations (a)	(euro million)	14,455	12,051
(2,811)	Operating profit		(848)	219
(412)	Adjusted operating profit		(569)	226
(65)	- Refining & Marketing		(387)	131
(347)	- Chemicals		(182)	95
(319)	Adjusted net profit		(443)	175
(41)	- Refining & Marketing		(290)	92
(278)	- Chemicals		(153)	83
819	Capital expenditure		354	255

25.03	Refinery throughputs on own account	(mmtonnes)	11.69	13.50
51	Conversion index	(%)	61	53
617	Balanced capacity of refineries	(kbbl/d)	697	513

9.21	Retail sales of petroleum products in Europe	(mmtonnes)	4.54	4.33
6,220	Service stations in Europe at period end	(number)	6,348	6,080
1,725	Average throughput of service stations in Europe	(kliters)	844	831
1.19	Retail efficiency index	(%)	1.23	1.16

5,283	Production of petrochemical products	(ktonnes)	2,801	2,757
3,463	Sales of petrochemical products		1,852	1,870
71.3	Average plant utilization rate	(%)	74.0	72.0

11,884	Employees at period end	(number)	12,589	11,239
8.44	Direct GHG emissions	(mmtonnes CO2 eq)	4.15	4.15
6.84	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	4.15	3.08

(a) Before elimination of intragroup sales.

Refining & Marketing

Refining
In the first half of 2015, Eni’s refining throughputs were 13.50 mmtonnes, up by 1.81 mmtonnes, or by 15.5% from the first half of 2014. Volumes processed in Italy registered an increase from the same period of 2014 (up by 22.2%), reflecting the exploitation of the positive scenario. Increasing volumes of green feedstock were processed in the green refinery of Venice (started up in 2014).
Outside Italy, Eni’s refining throughputs were 2.18 mmtonnes, decreasing by 0.25 mmtonnes (down by 10.3%) mainly due to the disposal of Eni’s interest in the Czech Republic occurred in the second quarter of 2015; throughputs in Germany slightly increased.
Total throughputs at refineries in Italy (11.55 mmtonnes) increased by 1.98 mmtonnes, or by 20.7% from the first half of 2014. Utilization rate of refinery plants increased to 103.1% (65.5% in the first half of 2014) driven by the favorable scenario. Approximately 19% of processed crude volumes were supplied by Eni’s Exploration & Production segment (down by 5 percentage points from 24.1% reported in the first half of 2014).

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Eni Interim Consolidated Report / Operating Review

Availability of refined products
First half
2014	(mmtonnes)	2014	2015	Change	% Ch.

	ITALY
16.24	At wholly-owned refineries	7.57	9.30	1.73	22.9
(0.58)	Less input on account of third parties	(0.31)	(0.23)	0.08	25.8
4.26	At affiliated refineries	2.00	2.25	0.25	12.5
19.92	Refinery throughputs on own account	9.26	11.32	2.06	22.2
(1.33)	Consumption and losses	(0.56)	(0.65)	(0.09)	(16.1)
18.59	Products available for sale	8.70	10.67	1.97	22.6
7.19	Purchases of refined products and change in inventories	3.54	2.93	(0.61)	(17.2)
(0.73)	Products transferred to operations outside Italy	(0.38)	(0.39)	(0.01)	(2.6)
(0.57)	Consumption for power generation	(0.30)	(0.23)	0.07	23.3
24.48	Sales of products	11.56	12.98	1.42	12.3
	OUTSIDE ITALY
5.11	Refinery throughputs on own account	2.43	2.18	(0.25)	(10.3)
(0.21)	Consumption and losses	(0.10)	(0.11)	(0.01)	(10.0)
4.90	Products available for sale	2.33	2.07	(0.26)	(11.2)
4.48	Purchases of refined products and change in inventories	2.15	2.37	0.22	10.2
0.72	Products transferred from Italian operations	0.38	0.39	0.01	2.6
10.10	Sales of products	4.86	4.83	(0.03)	(0.6)
25.03	Refinery throughputs on own account	11.69	13.50	1.81	15.5
5.81	of which: refinery throughputs of equity crude on own account	2.62	2.39	(0.23)	(8.8)
34.58	Total sales of refined products	16.42	17.81	1.39	8.5
0.33	Crude oil sales	0.15	0.18	0.03	20.0
34.91	TOTAL SALES	16.57	17.99	1.42	8.6

Marketing of refined products
In the first half of 2015, sales volumes of refined products (17.81 mmtonnes) were up by 1.39 mmtonnes, or by 8.5% from the first half of 2014, mainly due to higher sales to oil companies.

Product sales in Italy and outside Italy by market
First half
2014	(mmtonnes)	2014	2015	Change	% Ch.

6.14	Retail	3.05	2.85	(0.20)	(6.6)
7.57	Wholesale	3.47	3.72	0.25	7.2
0.89	Chemicals	0.45	0.65	0.20	44.4
9.88	Other sales	4.59	5.76	1.17	25.5
24.48	Sales in Italy	11.56	12.98	1.42	12.3
3.07	Retail rest of Europe	1.49	1.48	(0.01)	(0.7)
4.60	Wholesale rest of Europe	2.18	2.06	(0.12)	(5.5)
0.43	Wholesale outside Italy	0.21	0.21
2.00	Other sales	0.98	1.08	0.10	10.2
10.10	Sales outside Italy	4.86	4.83	(0.03)	(0.6)
34.58	TOTAL SALES OF REFINED PRODUCTS	16.42	17.81	1.39	8.5

Retail sales in Italy
In the first half of 2015, retail sales in Italy amounted to 2.85 mmtonnes, down by approximately 200 ktonnes, or by 6.6% from the first half of 2014, due to increasing competitive pressure. Eni’s retail market share for the first half of 2015 was 24.3%, down by 1.8 percentage points from the corresponding period of 2014 (26.1%). At June 30, 2015, Eni’s retail network in Italy consisted of 4,486 service stations, 106 less than at December 31, 2014 (4,592 service stations), resulting from the closing of service stations with low throughput (113 units).
Average throughput (733 kliters) decreased by 21 kliters from the first half of 2014 (754 kliters) due to increased competitive pressure.

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Eni Interim Consolidated Report / Operating Review

Retail sales in the Rest of Europe
Retail sales in the rest of Europe of approximately 1.48 mmtonnes were barely unchanged from the corresponding period of 2014. Higher sales in Germany, Switzerland and Austria were entirely offset by lower volumes in Eastern European countries due to the disposal of Eni’s activities in Romania.
At June 30, 2015, Eni’s retail network in the rest of Europe consisted of 1,594 units, decreasing by 34 units from December 31, 2014, mainly due to the above mentioned disposal in Romania.
Average throughput (1,098 kliters) remain substantially stable compared to the first half of 2014.

Wholesale and other sales
Wholesale sales in Italy amounted to 3.72 mmtonnes, up by approximately 0.25 mmtonnes, or by 7.2% from the first half of the previous year, in all the business segments with major increases in bunkering, gasoil and minor products due to increasing demand.
Supplies of feedstock to the petrochemical industry (0.65 mmtonnes) increased by 44.4% due to higher demand from industrial segment.
Wholesale sales in the rest of Europe were 2.06 mmtonnes, down by 5.5% from the first half of 2014 mainly in Eastern European Countries.
Other sales in Italy and outside Italy (6.84 mmtonnes) increased by approximately 1.27 mmtonnes, or by 22.8%, mainly due to higher sales volumes to oil companies.

Chemicals

Product availability
First half
2014	(ktonnes)	2014	2015	Change	% Ch.

2,972	Intermediates	1,588	1,585	(3)	(0.2)
2,311	Polymers	1,213	1,172	(41)	(3.4)
5,283	Production	2,801	2,757	(44)	(1.6)
(2,292)	Consumption and losses	(1,202)	(1,157)	45	(3.7)
472	Purchases and change in inventories	253	270	17	6.7
3,463		1,852	1,870	18	1.0

Petrochemical sales of 1,870 ktonnes slightly increased from the first half of 2014 (up 18 ktonnes, or 1%) due to higher spot sales of olefins to third parties (in particular ethylene, up by 110%), as well as recovery of activities at the Porto Marghera site. In the polymers segment, sales volumes of styrene increased by 5.6% due to the recovery of European market and lower inputs from the Far East. These effects were partially offset by lower isomers sales due to the disposal of the Sarroch plant occurred at the end of 2014.

Petrochemical production of 2,757 ktonnes decreased by 44 ktonnes (down by 1.6%). Major production decreases occurred at the Brindisi site (down by 21%) due to the planned multi-annual standstill occurred in the second quarter of 2015, Dunkerque (down by 14.6%) and Ragusa (down by 7.6%), as well as Sarroch for the abovementioned plant disposal. These effects were partially offset by higher production registered at the Ravenna plant (up by 22%), due to the start of Butene 1 production, at Ferrara (up by 8.3%) and Mantova (up by 5.5%).
Nominal capacity of plants increased from the first half of 2014, due to the restart of Porto Marghera site, in spite of the rationalization initiatives, developed during the reporting period.

The average utilization rate, calculated on nominal capacity, was 72% (74% in the first half 2014).

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Eni Interim Consolidated Report / Operating Review

Capital expenditure
In the first half of 2015, capital expenditure in the Refining & Marketing and Chemicals segment amounted to euro 255 million and regarded mainly: (i) refining activities in Italy and outside Italy (euro 117 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Milazzo and Sannazzaro refineries, as well as expenditures on health, safety and environmental upgrades; (ii) a number of initiatives in the Chemical segment (euro 100 million); and (iii) the upgrade and the restructuring of the refined product retail network in Italy (euro 22 million) and in the rest of Europe (euro 26 million).

Capital expenditure
First half
2014	(euro million)	2014	2015	Change	% Ch.

362	Refining	181	117	(64)	(35.4)
175	Marketing	48	38	(10)	(20.8)
537		229	155	(74)	(32.3)
282	Chemicals	125	100	(25)	(20.0)
819		354	255	(99)	(28.0)

Contents

Eni Interim Consolidated Report / Operating Review

Key performance indicators
i	i	i	First half
2014	2014	2015
0.28	Injury frequency rate of Eni's workforce	(No. of accidents per million of worked hours)	0.24	0.27
0.38	Fatality index	(No. of fatalities per 100 million of worked hours)	0.73	-

12,873	Net sales from operations (a)	(euro million)	5,966	5,373
18	Operating profit		291	(788)
479	Adjusted operating profit		293	(580)
309	Adjusted net profit		215	(606)
694	Capital expenditure		329	268

17,971	Orders acquired	(euro million)	13,132	3,500
22,147	Order backlog		24,215	19,018

49,559	Employees at period end	(number)	49,475	46,523
89.9	Employees outside Italy	(%)	89.9	88.8
1.42	Direct GHG emissions	(mmtonnes CO2 eq)	0.70	0.65

(a) Before elimination of intragroup sales.

The deterioration in the market environment where Saipem operates in the first half of 2015 was driven by weak oil prices, which downward trend commenced late in 2014. This strongly deteriorated environment triggered:
- delays in the commissioning of new contracts and the cancellation of sanctioned projects and a stiffening in the negotiation process on part of clients to approve variations and claims occurred during project execution;
- an increased counterparty risk in certain geographical areas;
- a need to review Saipem’s operating strategy through the launch of the plan "Fit for the future" in order to rationalize production yards and vessels that are no longer viable in the current market environment; and
- a need to review the Company’s negotiating strategy with a view to obtaining rapid and effective settlements with clients, keeping potential disputes to a minimum and ensuring immediate financial benefit.

On the back of the continuing worsening of the outlook for the oil services industry, Saipem has launched a turnaround and cost cutting program "Fit for the Future" to maximize its competitive capabilities and create value in this new market scenario. This program involves a rationalization of the Company’s asset portfolio to refocus on higher-value areas and businesses. In terms of its geographical footprint, operations in certain Countries, such as Canada and Brazil, will be downsized. The fleet will see the scrapping of a number of vessels, which are not commercially viable in the current market.

Activity of the period
In the first half of 2015 new contracts awarded to Saipem amounted to euro 3,500 million, mainly in the Offshore Engineering & Construction business (euro 2,742 million), about 96% of which were represented by work to be carried out outside Italy, and 6% by contracts awarded by Eni Group companies, in particular:
- an Engineering & Construction contract on behalf of North Caspian Operating Co for the Kashagan field project, which includes the construction of two 95-kilometers pipelines, which will connect the island D located in the Caspian Sea to the Karabatan onshore plant in Kazakhstan; and
- an EPC contract on behalf of Fermaca Pipeline El Encino, encompassing the engineering, procurement, construction activities, as well as commissioning support to the compressor station of El Encino, in Mexico.

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Eni Interim Consolidated Report / Operating Review

Orders acquired
First half
2014	(euro million)	2014	2015	Change	% Ch.

17,971		13,132	3,500	(9,632)	(73.3)
10,043	Offshore Engineering & Construction	8,238	2,742	(5,496)	(66.7)
6,354	Onshore Engineering & Construction	4,328	431	(3,897)	(90.0)
722	Offshore Drilling	142	189	47	33.1
852	Onshore Drilling	424	138	(286)	(67.5)
	of which:
1,434	- Eni	1,040	214	(826)	(79.4)
16,537	- third parties	12,092	3,286	(8,806)	(72.8)
	of which:
529	- Italy	406	136	(270)	(66.5)
17,442	- outside Italy	12,726	3,364	(9,362)	(73.6)

As of June 30, 2015, order backlog was euro 19,018 million (euro 22,147 million at December 31, 2014). 97% of orders were on behalf of overseas clients, while orders from Eni Group companies represented 11% of the total backlog. The order backlog was adversely impacted by the cancellation of outstanding orders for the South Stream project (euro 1,232 million), which was terminated by the client under a termination for convenience provision received on July 8, 2015.

Order backlog

Dec. 31, 2014	(euro million)	June 30, 2014	June 30, 2015	Change	% Ch.

22,147		24,215	19,018	(5,197)	(21.5)
11,161	Offshore Engineering & Construction	13,374	9,283	(4,091)	(30.6)
6,703	Onshore Engineering & Construction	6,552	6,086	(466)	(7.1)
2,920	Offshore Drilling	2,976	2,547	(429)	(14.4)
1,363	Onshore Drilling	1,313	1,102	(211)	(16.1)
	of which:
2,458	- Eni	2,850	2,067	(783)	(27.5)
19,689	- third parties	21,365	16,951	(4,414)	(20.7)
	of which:
689	- Italy	928	613	(315)	(33.9)
21,458	- outside Italy	23,287	18,405	(4,882)	(21.0)

Capital expenditure
In the first half of 2015, capital expenditure amounted to euro 268 million, mainly relating to: (i) maintenance and upgrading of already existing assets, in the Offshore Engineering & Construction business; (ii) purchase of equipment and maintenance of existing assets, in the Onshore Engineering & Construction business; (iii) class reinstatement works for Saipem 10000, Saipem 12000 and for the jack-up Perro Negro 7, in addition to the maintenance and upgrading of exiting assets, in the Offshore Drilling business; and (iv) upgrading and maintenance of existing asset base, in the Onshore Drilling business.

Capital expenditure
First half
2014	(euro million)	2014	2015	Change	% Ch.

249	Offshore Engineering & Construction	131	80	(51)	(38.9)
48	Onshore Engineering & Construction	17	15	(2)	(11.8)
179	Offshore Drilling	104	106	2	1.9
198	Onshore Drilling	68	62	(6)	(8.8)
20	Other expenditure	9	5	(4)	(44.4)
694		329	268	(61)	(18.5)

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Eni Interim Consolidated Report / Financial review and other information

New segmental reporting of Eni
Eni’s segmental reporting is established on the basis of the Group’s operating segments that are evaluated regularly by the chief operating decision maker (the CEO) in deciding how to allocate resources and in assessing performance.
Effective January 1, 2015, Eni’s segment information was modified to align Eni’s reportable segments to certain changes in the organization and in profit accountability defined by Eni’s top management. The main changes adopted compared to the previous setup of the segment information related to: (i) results of the oil and products trading activities and related risk management activities were transferred to the Gas & Power segment, consistently with the new organizational setup. In previous reporting periods, results of those activities were reported within the Refining & Marketing segment as part of a reporting structure which highlighted results for each stream of commodities. In 2014, this activity reported net sales from operations of approximately euro 50 billion and an operating loss of euro 122 million; (ii) R&M and Versalis operating segments are now combined into a single reportable segment because a single manager is accountable for both the two segments, they show similar long-term economic performance, have comparable products and production processes; and (iii) the previous reporting segments "Corporate and financial companies" and "Other activities" have been combined being residual components of the Group, in order to reduce the number of reportable segments in line with the segmental reporting of the comparable oil&gas players.
The segmental financial information reported to the CEO comprises segment revenues, operating profit, as well as segmental assets and liabilities, which are reviewed only on occasion of the statutory reports (the Annual and the Interim Reports). Furthermore, management also assesses the adjusted operating and net profit by business segment. Adjusted results represent non-GAAP measures and are disclosed elsewhere in this Interim Report.
As of June 30, 2015, Eni’s reportable segments have been regrouped as follows: (i) E&P is engaged in exploring for and recovering crude oil and natural gas, including participation to projects for the liquefaction of natural gas; (ii) G&P is engaged in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. G&P is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins; (iii) R&M and Chemicals is engaged in manufacturing, supply and distribution and marketing activities for oil products and chemicals. In previous reporting periods, these two operating segments were reported separately; (iv) Engineering & Construction, Eni through its subsidiary Saipem which is listed on the Italian Stock Exchange (Eni’s share being 43%) is engaged in the design, procurement and construction of industrial complexes, plants and infrastructures for the oil&gas industries and in supplying drilling and other oilfield services; and (v) Corporate and other activities represents the key support functions, comprising holdings and treasury, headquarters, central functions like IT, HR, real estate, self-insurance activities, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial.
The comparative reporting periods of this interim report have been restated consistently with the new segmental reporting adopted by the Group effective January 1, 2015.
In the table below adjusted operating profit of segmental reporting are furnished with reference to the full year and the first half of 2014, which were restated in accordance with the new e segmental reporting adopted by Eni.
For more details on Eni’s new segmental reporting see note 34 to the Condensed Consolidated Interim Financial Statements.

AS REPORTED	AS RESTATED
Adjusted operating profit	Adjusted operating profit
(euro million)	Full year 2014	First half 2014	Full year 2014	First half 2014

Exploration & Production	11,551	6,431	11,551	6,431
Gas & Power	310	311	168	256
Refining & Marketing	(208)	(442)	-	-
Versalis	(346)	(182)	-	-
Refining & Marketing and Chemicals	-	-	(412)	(569)
Engineering & Construction	479	293	479	293
Corporate and financial companies	(265)	(139)	-	-
Other activities	(178)	(88)	-	-
Corporate and other activities	-	-	(443)	(227)
Impact of unrealized intragroup profit elimination	231	35	231	35
Group	11,574	6,219	11,574	6,219

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Eni Interim Consolidated Report / Financial review and other information

Profit and loss account

First half
2014	(euro million)	2014	2015	Change	% Ch.

109,847	Net sales from operations	56,556	45,979	(10,577)	(18.7)
1,101	Other income and revenues	192	681	489	..
(91,677)	Operating expenses	(46,062)	(38,566)	7,496	16.3
145	Other operating income (expense)	403	(298)	(701)	..
(11,499)	Depreciation, depletion, amortization and impairments	(5,188)	(5,851)	(663)	(12.8)
7,917	Operating profit	5,901	1,945	(3,956)	(67.0)
(1,065)	Finance income (expense)	(493)	(582)	(89)	(18.1)
490	Net income from investments	621	454	(167)	(26.9)
7,342	Profit before income taxes	6,029	1,817	(4,212)	(69.9)
(6,492)	Income taxes	(4,111)	(1,760)	2,351	57.2
88.4	Tax rate (%)	68.2	96.9	28.7
850	Net profit	1,918	57	(1,861)	(97.0)
	attributable to:
(441)	- non-controlling interest	(43)	(534)	(491)	..
1,291	- Eni's shareholders	1,961	591	(1,370)	(69.9)

Net profit
In the first half of 2015, net profit attributable to Eni’s shareholders amounted to euro 591 million, down by euro 1,370 million, or 69.9% from the first half of 2014. The operating profit of euro 1,945 million decreased by 67% due to sharply lower oil prices (average price of Brent dated crude oil down by approximately 47%) reducing net sales from operations of the Exploration & Production segment and significantly lower results at Saipem which were adversely impacted by write-downs of pending revenues, trade receivables and fixed assets (vessels and logistic hubs) reflecting the deteriorating competitive environment in the oil services sector.
These effects were partly offset by higher production levels and appreciation of U.S. dollar vs. euro, as well as an improvement in the performance of the Refining & Marketing and Chemicals due to the combination of efficiency and optimization gains and ongoing margin recovery supporting a return to profitability in the segment. The decreasing net profit was also affected by lower income from investments (down by euro 167 million) and higher financial expenses (down by euro 89 million).
The Group tax rate increased by approximately 29 percentage points mainly because the asset write-downs at Saipem were non-deductible tax items.

Adjusted operating profit

First half
2014	(euro million)	2014	2015	Change	% Ch.

7,917	Operating profit	5,901	1,945	(3,956)	(67.0)
1,460	Exclusion of inventory holding (gains) losses	15	59
2,197	Exclusion of special items	303	325
11,574	Adjusted operating profit	6,219	2,329	(3,890)	(62.6)
11,095	Adjusted operating profit excluding Saipem	5,926	2,909	(3,017)	(50.9)

Adjusted operating profit excluding Saipem (which reported a loss of euro 580 million) of euro 2,909 million, down by 50.9% from the first half of 2014. This was due to a lower performance of the Exploration & Production segment (down by euro 3,943 million, or 61%) driven by sharply lower oil prices, partly offset by production growth, cost efficiencies and the depreciation of the euro against the dollar (down by 19%). The lower E&P result was partially offset by the significant improvement in performance in Refining & Marketing and Chemicals (up by euro 795 million), with the combination of efficiency and optimization gains and ongoing margin recovery supporting a return to profitability in the segment.
Group consolidated adjusted operating profit for the first half of 2015 was euro 2,329 million, decreasing by 62.6%, reflecting the write-down of the net working capital at Saipem (pending revenues and trade receivables) driven by a rapidly deteriorating competitiveness in the oil services sector due to weak oil prices.

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Eni Interim Consolidated Report / Financial review and other information

Group results were driven by the negative impact of the scenario for approximately euro 3,800 million, partly offset by production growth and efficiency gains for approximately euro 800 million.

Adjusted net profit

First half
2014	(euro million)	2014	2015	Change	% Ch.

1,291	Net profit attributable to Eni's shareholders	1,961	591	(1,370)	(69.9)
1,008	Exclusion of inventory holding (gains) losses	11	41
1,408	Exclusion of special items	102	155
3,707	Adjusted net profit attributable to Eni's shareholders (a)	2,074	787	(1,287)	(62.1)
3,574	Adjusted net profit attributable to Eni's shareholders excluding Saipem	1,981	1,048	(933)	(47.1)

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

Adjusted net profit attributable to Eni’s shareholders excluding Saipem loss, decreased by euro 933 million, or 47.1%, to euro 1,048 million from the first half of 2014, driven by a worsening operating performance, lower income from investments, only partly offset by approximately one percentage point reduction of the Group adjusted tax rate due to lower share of taxable profit reported by the Exploration & Production segment, partly offset by the greater contribution of subsidiaries in Countries with higher rates of taxes.
Group consolidated adjusted net profit for the first half of 2015 was euro 787 million, decreasing by 62.1% (down by euro 1,287 million from the first half of 2014) and tax rate was 83% reflecting the non-taxable write-downs of Saipem.

Adjusted net profit is determined by excluding the inventory holding loss (euro 41 million) and special charges of euro 155 million, resulting in a positive adjustment of euro 196 million.

Special items of operating profit amounted to euro 325 million and mainly related to:
(i)	gains on divestment of non-strategic oil&gas assets (euro 344 million), mainly in Nigeria;
(ii)	impairment of assets (euro 351 million) mainly relating to logistic hubs and vessels in the Engineering & Construction segment (euro 211 million) due to expected lower utilization rate, an oil&gas property in the United Kingdom (euro 49 million) and investments made for compliance and stay-in-business purposes at cash generating units that were completely written-off in previous reporting periods in the Refining & Marketing and Chemicals segment (euro 70 million);
(iii)	the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (charges of euro 157 million); and
(iv)	environmental provisions (euro 144 million) and provisions for redundancy incentives (euro 16 million).

Non-operating special items excluded from the adjusted results mainly comprised the negative fair-value evaluation of certain exchange rate derivatives to hedge Saipem future exposure on acquired contracts for the part yet to be executed (euro 83 million). Special items on income taxes related to tax effects of special gains/charges in operating profit and a reversal of deferred taxation due to changes in the United Kingdom tax law.

The breakdown of adjusted net profit by segment is shown in the table below:

First half
2014	(euro million)	2014	2015	Change	% Ch.

4,423	Exploration & Production	2,464	689	(1,775)	(72.0)
86	Gas & Power	163	222	59	36.2
(319)	Refining & Marketing and Chemicals	(443)	175	618	..
309	Engineering & Construction	215	(606)	(821)	..
(852)	Corporate and other activities	(268)	(142)	126	47.0
152	Impact of unrealized intragroup profit elimination (a)	22	59	37	..
3,799	Adjusted net profit	2,153	397	(1,756)	(81.6)
	attributable to:
92	- non-controlling interest	79	(390)	(469)	..
3,707	- Eni's shareholders	2,074	787	(1,287)	(62.1)

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

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Eni Interim Consolidated Report / Financial review and other information

Group results were achieved in a scenario featured by continuing weakness of crude oil prices reflecting lower Brent benchmark price, down 46.8% from the first half of 2014, due to excess of offer. Natural gas prices were negatively affected by the major markets weakness (United States and Europe).
Eni’s standard refining margin that gauges the profitability of Eni’s refineries considering the typical raw material slate and yields, (SERM) increased fourfold from the particularly depressed level of the first half of 2014. This trend reflected the fall in Brent price and higher fuel value driven by the impact of capacity shutdowns reflecting refineries downtime. However, the structural headwinds of European refining business are still in place due to sluggish demand, overcapacity and increasing competitive pressure from cheaper streams of products imported from Russia, Asia and the United States. In addition, petrochemical products margins (cracker, polyethylene and styrene margins) rebounded sharply due to offer shortages, signals of increasing internal demand and euro depreciation affecting imports.
The European gas market continued to be affected by weak demand, competitive pressures and oversupply. Price competition among operators has been stiff taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities.
Saipem results were adversely affected by a continued decline in oil prices, which prompted clients to commission a reduced amount of new projects and adopt a tougher stance when negotiating change orders and claims of ongoing projects.
Results of the period also benefited by the depreciation of the euro against the dollar (down 18.5%).

First half
2014	2014	2015	% Ch.

98.99	Average price of Brent dated crude oil (a)	108.93	57.95	(46.8)
1.329	Average EUR/USD exchange rate (b)	1.370	1.116	(18.5)
74.48	Average price in euro of Brent dated crude oil	79.51	51.93	(34.7)
3.21	Standard Eni Refining Margin (SERM) (c)	1.73	8.35	..
20.9	TTF (d)	21.6	21.2	(1.9)
23.3	PSV (d)	23.2	23.4	0.9
0.20	Euribor - three-month euro rate (%)	0.30	0.02	(93.3)
0.20	Libor - three-month dollar rate (%)	0.20	0.27	35.0

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni's refineries against the typical raw material slate and yields.
(d) In euro/MWh. Source: ICIS Heren.

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Eni Interim Consolidated Report / Financial review and other information

Analysis of profit and loss account items

Net sales from operations

First half
2014	(euro million)	2014	2015	Change	% Ch.

28,488	Exploration & Production	14,802	11,412	(3,390)	(22.9)
73,434	Gas & Power	37,941	30,636	(7,305)	(19.3)
28,994	Refining & Marketing and Chemicals	14,455	12,051	(2,404)	(16.6)
12,873	Engineering & Construction	5,966	5,373	(593)	(9.9)
1,429	Corporate and other activities	691	704	13	1.9
54	Impact of unrealized intragroup profit elimination	(31)	125	156
(35,425)	Consolidation adjustment	(17,268)	(14,322)	2,946
109,847		56,556	45,979	(10,577)	(18.7)

Eni’s net sales from operations in the first half of 2015 (euro 45,979 million) decreased by euro 10,577 million, or 18.7% from the first half of 2014, driven by weak prices of energy commodities. This negative effect was partly offset by the impact of the depreciation of the euro against the dollar and overall increasing volumes sold/produced (hydrocarbon productions, refining throughputs and gas sales; fuel sales on the retail network and petrochemical production decreased). The decrease in the Engineering & Construction segment was due to write-downs of pending revenues because of updated assumptions to settle negotiations for determining variations and claims of the underlying projects, as well as delays and cancellation of sanctioned projects.

Operating expenses

First half
2014	(euro million)	2014	2015	Change	% Ch.

86,340	Purchases, services and other	43,346	35,752	(7,594)	(17.5)
171	of which: - other special items	75	153
5,337	Payroll and related costs	2,716	2,814	98	3.6
9	of which: - provision for redundancy incentives and other	30	16
91,677		46,062	38,566	(7,496)	(16.3)

In the first half of 2015, operating expenses (euro 38,566 million) reported a decrease of euro 7,496 million, or 16.3% from the first half of 2014. Purchases, services and other costs (euro 35,752 million) declined by euro 7,594 million, or 17.5%, reflecting lower costs of hydrocarbons supplied (natural gas supplied through long term contracts, oil and petrochemical feedstock), partly offset by exchange rates effects.
Purchases, services and other costs included special items of euro 153 million mainly related to environmental provisions.
Payroll and related costs (euro 2,814 million) registered an increase of euro 98 million, or 3.6% from the first half of 2014.

Depreciation, depletion, amortization and impairments

First half
2014	(euro million)	2014	2015	Change	% Ch.

8,473	Exploration & Production	4,074	4,693	619	15.2
335	Gas & Power	164	176	12	7.3
381	Refining & Marketing and Chemicals	189	225	36	19.0
737	Engineering & Construction	362	382	20	5.5
70	Corporate and other activities	33	37	4	12.1
(26)	Impact of unrealized intragroup profit elimination	(12)	(13)	(1)
9,970	Total depreciation, depletion and amortization	4,810	5,500	690	14.3
1,529	Impairments	378	351	(27)	(7.1)
11,499		5,188	5,851	663	12.8

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Eni Interim Consolidated Report / Financial review and other information

Depreciation, depletion and amortization (euro 5,500 million) increased by euro 690 million, or 14.3% from the first half of 2014, mainly in the Exploration & Production business due to the appreciation of the dollar partly offset lower exploration costs.

Impairment charges amounting to euro 351 million in the first half of 2015 are described in the discussion on special charges above.
The breakdown of impairment charges by segment is shown in the table below:

First half
2014	(euro million)	2014	2015	Change

690	Exploration & Production	187	49	(138)
25	Gas & Power	1	17	16
380	Refining & Marketing and Chemicals	185	70	(115)
420	Engineering & Construction		211	211
14	Corporate and other activities	5	4	(1)
1,529		378	351	(27)

Impairments charges of Engineering & Construction segment amounted to euro 211 million and related to logistic hubs and vessels due to expected lower utilization rate.

Operating profit
The breakdown of the reported operating profit by segment is provided below:

First half
2014	(euro million)	2014	2015	Change	% Ch.

10,766	Exploration & Production	6,221	2,769	(3,452)	(55.5)
64	Gas & Power	592	213	(379)	(64.0)
(2,811)	Refining & Marketing and Chemicals	(848)	219	1,067	..
18	Engineering & Construction	291	(788)	(1,079)	..
(518)	Corporate and other activities	(288)	(286)	2	(0.7)
398	Impact of unrealized intragroup profit elimination	(67)	(182)	(115)
7,917	Operating profit	5,901	1,945	(3,956)	(67.0)

Adjusted operating profit
The breakdown of the adjusted operating profit by segment is provided below:

First half
2014	(euro million)	2014	2015	Change	% Ch.

7,917	Operating profit	5,901	1,945	(3,956)	(67.0)
1,460	Exclusion of inventory holding (gains) losses	15	59
2,197	Exclusion of special items	303	325
11,574	Adjusted operating profit	6,219	2,329	(3,890)	(62.6)
	Breakdown by segment
11,551	Exploration & Production	6,431	2,488	(3,943)	(61.3)
168	Gas & Power	256	325	69	27.0
(412)	Refining & Marketing and Chemicals	(569)	226	795	..
479	Engineering & Construction	293	(580)	(873)	..
(443)	Corporate and other activities	(227)	(212)	15	6.6
231	Impact of unrealized intragroup profit elimination and other consolidation adjustments	35	82	47	..
11,095	Adjusted operating profit excluding Saipem	5,926	2,909	(3,017)	(50.9)

Eni’s adjusted operating profit, excluding Saipem loss, was euro 2,909 million, decreasing by 50.9%. Group consolidated adjusted operating profit was euro 2,329 million decreasing by 62.6% (down by euro 3,890 million from the first half of 2014). This result was calculated by excluding an inventory holding loss of euro 59 million and special items made up of special net losses of euro 325 million (see page 27), reflecting a lower operating performance recorded by the following segments:
- the Engineering & Construction, where Eni operates through its subsidiary Saipem, reported an euro 873 million reduction (from the operating profit of euro 293 million in the first half of 2014 to a loss of euro 580 million in the first half of 2015) driven by the recognition of write-down of the net working capital involving pending revenues and trade receivables; and

Contents

Eni Interim Consolidated Report / Financial review and other information

- the Exploration & Production (down by euro 3,943 million, or 61.3%) driven by lower hydrocarbons realizations in dollar terms (down 44% on average) related to the marker Brent trend (down 46.8%) and the weakness of gas market in Europe and the United States. These negatives were offset by the depreciation of the euro vs. the dollar, higher production sold and lower exploration expenses.

These negatives were partially offset by the higher operating profit reported by:
- the Refining & Marketing and Chemicals with an adjusted operating profit of euro 226 million significantly increasing by euro 795 million from the same period of 2014. The better performance is mainly attributable to the Refining & Marketing business (up euro 518 million), helped by efficiency and optimization gains and an ongoing recovery in refining margins. In addition, the operating performance of the Chemical segment improved by euro 277 million reflecting turnaround programs and higher product margins in ethylene, polyethylene and styrene; and
- the Gas & Power with an adjusted operating profit of euro 325 million, increasing by euro 69 million, driven by better competitiveness of the long-term gas supply portfolio on the back of the renegotiation process, as well as the improved performance reported by the retail gas segment, due to more typical winter weather conditions compared to the first half of 2014. These positives were partially offset by lower one-off effects associated with contract renegotiations relating to the purchase costs of volumes supplied in previous reporting periods.

Finance income (expense)

First half
2014	(euro million)	2014	2015	Change

(844)	Finance income (expense) related to net borrowings	(417)	(419)	(2)
(922)	Finance expense on short and long-term debt	(460)	(467)	(7)
26	Net interest due to banks	13	15	2
24	Net income from financial activities held for trading	16	17	1
28	Net income from receivables and securities for non-financing operating activities	14	16	2
162	Income (expense) on derivative financial instruments	(33)	(108)	(75)
48	Derivatives on exchange rate	(54)	(112)	(58)
46	Derivatives on interest rate	31	20	(11)
68	Derivatives on securities	(10)	(16)	(6)
(250)	Exchange differences, net	14	(40)	(54)
(296)	Other finance income (expense)	(134)	(104)	30
74	Net income from receivables and securities for financing operating activities	34	56	22
(293)	Finance expense due to the passage of time (accretion discount)	(138)	(137)	1
(77)	Other	(30)	(23)	7
(1,228)		(570)	(671)	(101)
163	Finance expense capitalized	77	89	12
(1,065)		(493)	(582)	(89)

Net finance expense of euro 582 million increased by euro 89 million from the first half of 2014, reflecting negative exchange rate differences of euro 54 million and losses on exchange rate derivative (down euro 58 million) which did not meet the formal criteria to be designated as hedges under IFRS. Other charges were related to higher fair value of the options that are embedded in the convertible bonds relating to Snam’s shares for euro 16 million due to the current market price.

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Net income from investments
The table below sets forth the breakdown of net income from investments by segment:

First half 2015 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Group

Share of gains (losses) from equity-accounted investments	44	3	(2)	(10)	(1)	34
Dividends	98		40		85	223
Net gains on disposal		(47)	37	13	12	15
Other income (expense), net	5				177	182
	147	(44)	75	3	273	454

Net income from investments amounted to euro 454 million and related to: (i) dividends received from entities accounted for at cost (euro 223 million), in particular the Nigeria LNG Ltd (euro 92 million) and Snam SpA (euro 72 million); (ii) Eni’s share of profit of equity-accounted investments (euro 34 million), mainly in the Exploration & Production; and (iii) net gains on the divestment of asset in Eastern Europe (euro 37 million) and net charges on the disposal of minor assets in the Gas & Power business in Argentina (euro 47 million).

Other income amounted to euro 182 million and mainly related to the fair value evaluation of Galp’s shares (euro 129 million) and Snam’s shares (euro 48 million), following the fair value option provided by IAS 39.

The table below sets forth a breakdown of net income/loss from investments for the first half of 2015:

First half
2014	(euro million)	2014	2015	Change

121	Share of gains (losses) from equity-accounted investments	111	34	(77)
385	Dividends	174	223	49
163	Net gains on disposal	99	15	(84)
(179)	Other income (expense), net	237	182	(55)
490		621	454	(167)

Net income from investments decreased from the first half of 2014 and related to Eni’s share of profit of equity-accounted investments (down euro 77 million from the first half of 2014) mainly in the G&P and E&P segments, as well as lower net gains on disposal reflecting the circumstance that in the first half of 2014 net gains on the divestment of the residual interest in Galp of euro 96 million were registered.

Income taxes

First half
2014	(euro million)	2014	2015	Change

	Profit before income taxes
(1,994)	Italy	300	(392)	(692)
9,336	Outside Italy	5,729	2,209	(3,520)
7,342		6,029	1,817	(4,212)
	Income taxes
(315)	Italy	214	(155)	(369)
6,807	Outside Italy	3,897	1,915	(1,982)
6,492		4,111	1,760	(2,351)
	Tax rate (%)
..	Italy	71.3	39.5	..
72.9	Outside Italy	68.0	86.7	18.7
88.4		68.2	96.9	28.7

Income taxes in the first half of 2015 were euro 1,760 million, down by euro 2,351 million, compared to the same period of the previous year. The decrease reflected the lower income taxes currently payable, which were incurred by subsidiaries in the Exploration & Production segment operating outside Italy due to a declining taxable profit, as well as a reversal of deferred taxation due to changes in the United Kingdom tax law.

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The reported tax rate increase was due to the non-deductible asset write-downs which were recognized by Saipem, and a higher share of taxable profit reported in Countries with higher taxation, partially offset by a lower share of Group profit before taxes earned by the Exploration & Production segment and the abovementioned reversal of deferred taxation.
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on adjusted basis, increased to 83% (65.4% in the first half of 2014).

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Results by segment1

Exploration & Production

First half
2014	(euro million)	2014	2015	Change	% Ch.

10,766	Operating profit		6,221	2,769	(3,452)	(55.5)
785	Exclusion of special items:		210	(281)
692	- asset impairments		187	49
(76)	- net gains on disposal of assets		2	(338)
(5)	- risk provisions		(5)
24	- provision for redundancy incentives		20	10
(28)	- commodity derivatives		2	31
6	- exchange rate differences and derivatives		7	(20)
172	- other		(3)	(13)
11,551	Adjusted operating profit		6,431	2,488	(3,943)	(61.3)
(287)	Net financial income (expense) (a)		(134)	(137)	(3)
323	Net income (expense) from investments (a)		146	147	1
(7,164)	Income taxes (a)		(3,979)	(1,809)	2,170
61.8	Tax rate (%)		61.8	72.4	10.6
4,423	Adjusted net profit		2,464	689	(1,775)	(72.0)
	Results also include:
9,163	- amortization and depreciation		4,261	4,742	481	11.3
	of which:
1,589	exploration expenditures		816	519	(297)	(36.4)
1,221	- amortization of exploratory drilling expenditures and other		658	383	(275)	(41.8)
368	- amortization of geological and geophysical exploration expenses		158	136	(22)	(13.9)
	Average realizations
88.71	Liquids (b)	($/bbl)	100.04	52.28	(47.76)	(47.7)
6.87	Natural gas	($/kcf)	7.19	4.86	(2.33)	(32.3)
65.49	Total hydrocarbons	($/boe)	71.87	40.22	(31.65)	(44.0)

(a) Excluding special items.
(b) Includes condensates.

In the first half of 2015, the Exploration & Production segment reported an adjusted operating profit of euro 2,488 million, declining by euro 3,943 million (or 61.3%) from the same period of the previous year. This result was driven by lower oil and gas realizations in dollar terms (down by 47.7% and 32.3%, respectively), reflecting trends in the marker Brent (down by 47%) and lower gas prices in Europe and in the United States. These negatives were partially offset by a favorable exchange rate environment, higher production volumes sold, as well as lower exploration costs.

Adjusted operating profit was calculated by including special items of euro 281 million for the first half of the year relating to: (i) gains on disposals of non-strategic assets (euro 338 million), mainly in Nigeria; (ii) impairments of an oil&gas property (euro 49 million) in the United Kingdom; (iii) a fair value loss of certain derivatives embedded in the pricing formulas of long-term gas supply agreements (euro 31 million); (iv) exchange rate differences and derivatives that have been reclassified to adjusted operating profit and relate to exchange rate exposure on trade payables and receivables (charge of euro 20 million); and (v) provisions for redundancy incentives (euro 10 million).

Adjusted net profit amounted to euro 689 million. This represented a decrease of euro 1,775 million, or 72% from the same period of the previous year, due to lower operating performance and a higher tax rate (up by 10.6 percentage points) which reflected a higher share of taxable profit reported in Countries with higher taxations.

(1) For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Gas & Power

First half
2014	(euro million)	2014	2015	Change	% Ch.

64	Operating profit	592	213	(379)	(64.0)
(119)	Exclusion of inventory holding (gains) losses	(108)	79
223	Exclusion of special items:	(228)	33
25	- asset impairments	1	17
(42)	- risk provisions
9	- provision for redundancy incentives	1	3
(38)	- commodity derivatives	(279)	14
205	- exchange rate differences and derivatives	14	(25)
64	- other	35	24
168	Adjusted operating profit	256	325	69	27.0
7	Net finance income (expense) (a)	4	5	1
49	Net income (expense) from investments (a)	35	3	(32)
(138)	Income taxes (a)	(132)	(111)	21
61.6	Tax rate (%)	44.7	33.3	(11.4)
86	Adjusted net profit	163	222	59	36.2

(a) Excluding special items.

In the first half of 2015, the Gas & Power segment reported an adjusted operating profit of euro 325 million, up by euro 69 million from the first half of 2014. This increase reflected the improved competitiveness of the wholesale business thanks to the renegotiation of substantial part of long-term gas supply contracts, as well as the improved performance reported by the retail gas segment, due to higher volumes sold in France and more typical winter weather conditions compared to winter months of 2014.
These positives were partially offset by lower one-off effects associated with contract renegotiations relating to the purchase costs of volumes supplied in previous reporting periods.

Special items excluded from the adjusted operating profit amounted to euro 33 million and related to: (i) a charge of euro 25 million due to exchange rate differences and exchange rate derivatives, which are entered into to manage exposure to exchange rate risk in commodity pricing formulas and trade receivables or payables denominated in a currency other than the functional currency; (ii) fair-value evaluation of certain commodity derivatives contracts (a charge of euro 14 million); and (iii) impairments of non-strategic assets (euro 17 million) and a charge on pre-paid gas (euro 24 million) in order to align it to its net realizable value at the end of the reporting period.

Adjusted net profit was euro 222 million, increasing by euro 59 million from the first half of 2014, due to better operating performance, partially offset by lower results of equity-accounted entities.

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Refining & Marketing and Chemicals

First half
2014	(euro million)	2014	2015	Change	% Ch.

(2,811)	Operating profit	(848)	219	1,067	..
1,746	Exclusion of inventory holding (gains) losses	21	(284)
653	Exclusion of special items:	258	291
380	- asset impairments	185	70
43	- net gains on disposal of assets		(5)
	- risk provisions		7
138	- environmental charges	48	80
(4)	- provision for redundancy incentives	7
41	- commodity derivatives	(4)	117
18	- exchange rate differences and derivatives	9	12
37	- other	13	10
(412)	Adjusted operating profit	(569)	226	795	..
(65)	Refining & Marketing	(387)	131	518	..
(347)	Chemicals	(182)	95	277	..
(12)	Net finance income (expense) (a)	(7)	(4)	3
64	Net income (expense) from investments (a)	38	38
41	Income taxes (a)	95	(85)	(180)
..	Tax rate (%)	..	32.7
(319)	Adjusted net profit	(443)	175	618	..

(a) Excluding special items.

In the first half of 2015, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of euro 226 million, up by euro 795 million from an adjusted net loss of euro 569 million reported in the first half of 2014.

The Refining & Marketing business, recorded an adjusted operating profit of euro 131 million, up by euro 518 million from an adjusted operating loss of euro 387 million reported in the first half of 2014. The improvement was driven by efficiency and optimization initiatives, particularly capacity reductions which lowered the breakeven margin to $5.3 per barrel. These measures will bring about a return to profitability in 2015, should the strong margins continue for the remainder of the year. Marketing activity registered a stable performance due to efficiency initiatives, which helped to absorb almost totally the effects of competitive pressure.

The Chemical business reported an adjusted operating profit of euro 95 million, up by euro 277 million from the operating loss of euro 182 million reported in the first half of 2014. This result was driven by efficiency initiatives carried out in previous years, higher product margins in ethylene, polyethylene and styrene, but was also due to the temporary shortage of certain products, unscheduled facility shutdowns and lower competitiveness of imported products reflecting the euro devaluation. The effects of the ongoing turnaround initiatives, efficiency gains, plants optimization and the restarting of production at the Porto Marghera site, following commercial agreements with Shell, also drove the result.

Special items excluded from the adjusted operating profit of euro 291 million related to the fair-value evaluation of certain commodity derivatives (charges of euro 117 million) lacking the formal criteria to be accounted as hedges under IFRS, environmental charges (euro 80 million), as well as impairment charges to write down capital expenditure of the period which was made at CGUs totally impaired in previous reporting periods (euro 70 million).

Adjusted net profit amounted to euro 175 million, up by euro 618 million from the adjusted operating loss of euro 443 million reported in the first half of 2014, due to improved operating performance.

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Engineering & Construction

First half
2014	(euro million)	2014	2015	Change	% Ch.

18	Operating profit	291	(788)	(1,079)	..
461	Exclusion of special items:	2	208
420	- asset impairments		211
25	- risk provisions
2	- net gains on disposal of assets	1
5	- provision for redundancy incentives	1	2
9	- commodity derivatives		(5)
	- other
479	Adjusted operating profit	293	(580)	(873)	..
(6)	Net finance income (expense) (a)	(3)	(3)
21	Net income (expense) from investments (a)	15	(10)	(25)
(185)	Income taxes (a)	(90)	(13)	77
37.4	Tax rate (%)	29.5	..
309	Adjusted net profit	215	(606)	(821)	..

(a) Excluding special items.

In the first half of 2015, the Engineering & Construction segment, operated by Eni through the subsidiary Saipem, reported an adjusted operating loss of euro 580 million, decreasing by euro 873 million from the first half of 2014. This was driven by impairments at the book value of the net working capital, mainly relating to pending revenues and trade receivables, which were adversely impacted by a rapidly deteriorating competitive environment in the oil services sector against the backdrop of weak oil prices.

Adjusted net loss of euro 606 million is compared to an adjusted net profit of euro 215 million reported in the first half of 2014.

Corporate and other activities

First half
2014	(euro million)	2014	2015	Change	% Ch.

(518)	Operating profit	(288)	(286)	2	0.7
75	Exclusion of special items:	61	74
14	- asset impairments	5	4
3	- net gains on disposal of assets		(1)
12	- risk provisions	6	2
41	- environmental charges	26	64
(25)	- provision for redundancy incentives	1	1
	- exchange rate differences and derivatives
30	- other	23	4
(443)	Adjusted operating profit	(227)	(212)	15	6.6
(564)	Net financial income (expense) (a)	(333)	(302)	31
(156)	Net income (expense) from investments (a)	247	273	26
311	Income taxes (a)	45	99
(852)	Adjusted net profit	(268)	(142)	126	47.0

(a) Excluding special items.

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Eni Interim Consolidated Report / Financial review and other information

NON-GAAP measure
Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into in order to manage exposure to movements in foreign currency exchange rates which impact industrial margins and the translation of commercial payables and receivables. Accordingly, currency translation effects recorded through profit and loss are also reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted-average-cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write-ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division. Furthermore, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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First half 2015 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	2,769	213	219	(788)	(286)	(182)	1,945
Exclusion of inventory holding (gains) losses		79	(284)			264	59
Exclusion of special items:
- environmental charges			80		64		144
- asset impairments	49	17	70	211	4		351
- net gains on disposal of assets	(338)		(5)		(1)		(344)
- risk provisions			7		2		9
- provision for redundancy incentives	10	3		2	1		16
- commodity derivatives	31	14	117	(5)			157
- exchange rate differences and derivatives	(20)	(25)	12				(33)
- other	(13)	24	10		4		25
Special items of operating profit	(281)	33	291	208	74		325
Adjusted operating profit	2,488	325	226	(580)	(212)	82	2,329
Net finance (expense) income (a)	(137)	5	(4)	(3)	(302)		(441)
Net income (expense) from investments (a)	147	3	38	(10)	273		451
Income taxes (a)	(1,809)	(111)	(85)	(13)	99	(23)	(1,942)
Tax rate (%)	72.4	33.3	32.7	..			83.0
Adjusted net profit	689	222	175	(606)	(142)	59	397
of which attributable to:
- non-controlling interest							(390)
- Eni's shareholders							787
Reported net profit attributable to Eni's shareholders							591
Exclusion of inventory holding (gains) losses							41
Exclusion of special items							155
Adjusted net profit attributable to Eni's shareholders							787

(a) Excluding special items.

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First half 2014 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,221	592	(848)	291	(288)	(67)	5,901
Exclusion of inventory holding (gains) losses		(108)	21			102	15
Exclusion of special items:
- environmental charges			48		26		74
- asset impairments	187	1	185		5		378
- net gains on disposal of assets	2			1			3
- risk provisions	(5)				6		1
- provision for redundancy incentives	20	1	7	1	1		30
- commodity derivatives	2	(279)	(4)				(281)
- exchange rate differences and derivatives	7	14	9				30
- other	(3)	35	13		23		68
Special items of operating profit	210	(228)	258	2	61		303
Adjusted operating profit	6,431	256	(569)	293	(227)	35	6,219
Net finance (expense) income (a)	(134)	4	(7)	(3)	(333)		(473)
Net income (expense) from investments (a)	146	35	38	15	247		481
Income taxes (a)	(3,979)	(132)	95	(90)	45	(13)	(4,074)
Tax rate (%)	61.8	44.7	..	29.5			65.4
Adjusted net profit	2,464	163	(443)	215	(268)	22	2,153
of which attributable to:
- non-controlling interest							79
- Eni's shareholders							2,074
Reported net profit attributable to Eni's shareholders							1,961
Exclusion of inventory holding (gains) losses							11
Exclusion of special items							102
Adjusted net profit attributable to Eni's shareholders							2,074

(a) Excluding special items.

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2014 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	10,766	64	(2,811)	18	(518)	398	7,917
Exclusion of inventory holding (gains) losses		(119)	1,746			(167)	1,460
Exclusion of special items
- environmental charges			138		41		179
- asset impairments	692	25	380	420	14		1,531
- net gains on disposal of assets	(76)		43	2	3		(28)
- risk provisions	(5)	(42)		25	12		(10)
- provision for redundancy incentives	24	9	(4)	5	(25)		9
- commodity derivatives	(28)	(38)	41	9			(16)
- exchange rate differences and derivatives	6	205	18				229
- other	172	64	37		30		303
Special items of operating profit	785	223	653	461	75		2,197
Adjusted operating profit	11,551	168	(412)	479	(443)	231	11,574
Net finance (expense) income (a)	(287)	7	(12)	(6)	(564)		(862)
Net income (expense) from investments (a)	323	49	64	21	(156)		301
Income taxes (a)	(7,164)	(138)	41	(185)	311	(79)	(7,214)
Tax rate (%)	61.8	61.6	..	37.4			65.5
Adjusted net profit	4,423	86	(319)	309	(852)	152	3,799
of which attributable to:
- non-controlling interest							92
- Eni's shareholders							3,707
Reported net profit attributable to Eni's shareholders							1,291
Exclusion of inventory holding (gains) losses							1,008
Exclusion of special items							1,408
Adjusted net profit attributable to Eni's shareholders							3,707

(a) Excluding special items.

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Eni Interim Consolidated Report / Financial review and other information

Breakdown of special items

First half
2014	(euro million)	2014	2015

2,197	Special items of operating profit	303	325
179	- environmental charges	74	144
1,531	- assets impairments	378	351
(28)	- net gains on disposal of assets	3	(344)
(10)	- risk provisions	1	9
9	- provision for redundancy incentives	30	16
(16)	- commodity derivatives	(281)	157
229	- exchange rate differences and derivatives	30	(33)
303	- other	68	25
203	Net finance (income) expense	20	141
	of which:
(229)	- exchange rate differences and derivatives	(30)	33
(189)	Net income from investments	(140)	(3)
	of which:
(159)	- gains on disposal of assets	(96)	(3)
(96)	of which: Galp	(96)
(54)	of which: South Stream
(38)	- impairments / revaluation of equity investments	(29)
(270)	Income taxes	41	(164)
	of which:
976	- impairment of deferred tax assets of Italian subsidiaries
69	- deferred tax adjustment on PSAs	45
(12)	- re-allocation of tax impact on intercompany dividends and other special items	42	(37)
(479)	- taxes on special items of operating profit	(34)	(127)
(824)	- other net tax refund	(12)
1,941	Total special items of net profit	224	299
	Attributable to:
533	- non-controlling interest	122	144
1,408	- Eni's shareholders	102	155

Breakdown of impairments

First half
2014	(euro million)	2014	2015	Change

1,542	Asset impairments	330	353	23
51	Goodwill impairment	51		(51)
(64)	Revaluations	(3)	(2)	1
1,529	Sub total	378	351	(27)
2	Impairment of losses on receivables related to non-recurring activities
1,531	Impairments	378	351	(27)

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Summarized Group Balance Sheet

The Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this Summarized Group Balance Sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the Summarized Group Balance Sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	Dec. 31, 2014	June 30, 2015	Change

Fixed assets
Property, plant and equipment	71,962	76,845	4,883
Inventories - Compulsory stock	1,581	1,571	(10)
Intangible assets	3,645	3,551	(94)
Equity-accounted investments and other investments	5,130	5,575	445
Receivables and securities held for operating purposes	1,861	2,196	335
Net payables related to capital expenditure	(1,971)	(2,037)	(66)
	82,208	87,701	5,493
Net working capital
Inventories	7,555	7,386	(169)
Trade receivables	19,709	18,293	(1,416)
Trade payables	(15,015)	(14,253)	762
Tax payables and provisions for net deferred tax liabilities	(1,865)	(2,314)	(449)
Provisions	(15,898)	(16,387)	(489)
Other current assets and liabilities	222	1,121	899
	(5,292)	(6,154)	(862)
Provisions for employee post-retirement benefits	(1,313)	(1,304)	9
Assets held for sale including related liabilities	291	106	(185)
CAPITAL EMPLOYED, NET	75,894	80,349	4,455
Eni shareholders' equity	59,754	61,891	2,137
Non-controlling interest	2,455	1,981	(474)
Shareholders’ equity	62,209	63,872	1,663
Net borrowings	13,685	16,477	2,792
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	75,894	80,349	4,455

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".

The Summarized Group Balance Sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity of euro 3,766 million, euro 259 million and euro 3,507 million, respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 7.83% appreciation of the U.S. dollar against the euro (1 EUR = 1.119 USD at June 30, 2015 compared to 1.214 USD at December 31, 2014).

Fixed assets
Fixed assets (euro 87,701 million) increased by euro 5,493 million from December 31, 2014. This trend was attributable to favorable currency movements and capital expenditure (euro 6,237 million), partly offset by depreciation, depletion, amortization and impairment charges of euro 5,851 million.

Net working capital
Net working capital (negative euro 6,154 million) decreased by euro 862 million. This reflected: (i) higher provisions (up euro 489 million) due to currency movements and higher tax payables and provisions for net deferred tax liabilities (up by euro 449 million) due to taxes accrued in the period; and (ii) a lower balance of trade receivables and trade payables (up by euro 654 million) mainly in the Gas & Power segment. These

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decreases were offset by increased other current assets and liabilities (up by euro 899 million) following the increase of net receivables vs. joint venture partners in the Exploration & Production segment.

Net assets held for sale including related liabilities
Net assets held for sale including related liabilities (euro 106 million) mainly included the fair value of the networks for marketing fuels in Slovakia and the Czech Republic.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group Balance Sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)	Dec. 31, 2014	June 30, 2015	Change

Total debt:	25,891	27,460	1,569
Short-term debt	6,575	9,114	2,539
Long-term debt	19,316	18,346	(970)
Cash and cash equivalents	(6,614)	(5,466)	1,148
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,054)	(17)
Financing receivables for non-operating purposes	(555)	(463)	92
Net borrowings	13,685	16,477	2,792
Shareholders' equity including non-controlling interest	62,209	63,872	1,663
Leverage	0.22	0.26	0.04

Net borrowings as of June 30, 2015, amounted to euro 16,477 million, up by euro 2,792 million from December 31, 2014.

Total debt amounted to euro 27,460 million, of which euro 9,114 million were short term (including the portion of long-term debt due within 12 months equal to euro 4,015 million) and euro 18,346 million were long term.

The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – was 0.26 at June 30, 2015 (0.22 at December 31, 2014). This increase was due to greater net borrowings partly offset by higher total equity, which was helped by a sizable appreciation of the U.S. dollar against the euro in the translation of the financial statements of Eni’s subsidiaries that uses the U.S. dollar as functional currency, resulting in an equity gain of euro 3,507 million. The U.S. dollar was up by 7.8% against the euro at the closing rates of June 30, 2015 compared to December 31, 2014.

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Comprehensive income

(euro million)	First half
2014	2015

Net profit	1,918	57
Other items of comprehensive income
Foreign currency translation differences	423	3,507
Fair value evaluation of available for sale investments	(77)
Change in the fair value of cash flow hedging derivatives	250	156
Change in the fair value of available-for-sale securities	5	(3)
Share of "Other comprehensive income" on equity-accounted entities	(1)	(7)
Taxation	(77)	(38)
	523	3,615
Total comprehensive income	2,441	3,672
Attributable to:
- non-controlling interest	(34)	(480)
- Eni's shareholders	2,475	4,152

Changes in shareholders’ equity

(euro million)

Shareholders’ equity at December 31, 2014		62,209
Total comprehensive income	3,672
Dividends distributed to Eni’s shareholders	(2,017)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	11
Total changes		1,663
Shareholders’ equity at June 30, 2015		63,872
Attributable to:
- non-controlling interest		1,981
- Eni's shareholders		61,891

Shareholders’ equity including non-controlling interest was euro 63,872 million, representing an increase of euro 1,663 million from December 31, 2014. This was due to comprehensive income for the period (euro 3,672 million) due to net profit (euro 57 million), positive foreign currency translation differences (euro 3,507 million) and a positive change in the cash flow hedge reserve (euro 156 million). These positives were offset by dividend distribution and other changes of euro 2,009 million (euro 2,017 million being the 2014 balance dividend paid to Eni’s shareholders and dividends to other subsidiaries).

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Summarized Group Cash Flow Statement

Eni’s Summarized Group Cash Flow Statement derives from the Statutory Statement of Cash Flows. It enables investors to understand the connection existing between changes in cash and cash equivalents (deriving from the Statutory Cash Flows Statement) and in net borrowings (deriving from the Summarized Cash Flow Statement) that occurred in the reporting period. The measure which links the two statements is represented by the free cash flow which is calculated as difference between the cash flow generated from operations and the net cash used in investing activities. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

First half
2014	(euro million)	2014	2015	Change

850	Net profit	1,918	57	(1,861)
	Adjustments to reconcile net profit to net cash provided by operating activities:
12,131	- depreciation, depletion and amortization and other non-monetary items	4,938	5,648	710
(95)	- net gains on disposal of assets	(20)	(350)	(330)
6,655	- dividends, interests, taxes and other changes	4,213	1,802	(2,411)
2,668	Changes in working capital related to operations	(1,689)	1,218	2,907
(7,099)	Dividends received, taxes paid, interests (paid) received during the period	(3,620)	(2,697)	923
15,110	Net cash provided by operating activities	5,740	5,678	(62)
(12,240)	Capital expenditure	(5,524)	(6,237)	(713)
(408)	Investments and purchase of consolidated subsidiaries and businesses	(193)	(108)	85
3,684	Disposals	3,014	644	(2,370)
435	Other cash flow related to capital expenditure, investments and disposals	(91)	(376)	(285)
6,581	Free cash flow	2,946	(399)	(3,345)
(414)	Borrowings (repayment) of debt related to financing activities (b)	36	25	(11)
(628)	Changes in short and long-term financial debt	348	1,163	815
(4,434)	Dividends paid and changes in non-controlling interests and reserves	(2,235)	(2,019)	216
78	Effect of changes in consolidation and exchange differences	(8)	82	90
1,183	NET CASH FLOW FOR THE PERIOD	1,087	(1,148)	(2,235)

Changes in net borrowings

First half
2014	(euro million)	2014	2015	Change

6,581	Free cash flow	2,946	(399)	(3,345)
(19)	Net borrowings of acquired companies	(19)		19
	Net borrowings of divested companies		18	18
(850)	Exchange differences on net borrowings and other changes	(330)	(392)	(62)
(4,434)	Dividends paid and changes in non-controlling interest and reserves	(2,235)	(2,019)	216
1,278	CHANGE IN NET BORROWINGS	362	(2,792)	(3,154)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".
(b) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:
First half
2014	(euro million)	2014	2015	Change

	Financing investments:
(19)	- securities	(3)	(69)	(66)
(519)	- financing receivables	(89)	(21)	68
(538)		(92)	(90)	2
	Disposal of financing investments:
32	- securities	27	1	(26)
92	- financing receivables	101	114	13
124		128	115	(13)
(414)	Net cash flows from financing activities	36	25	(11)

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Net cash provided by operating activities amounted to euro 5,678 million. Proceeds from disposals were euro 644 million and mainly related to the divestment of non-strategic assets in the Exploration & Production business. These inflows funded part of the capital expenditure for the period (euro 6,237 million) and the payment of the 2014 balance dividend (euro 2,017 million) to Eni’s shareholders. The Group’s net debt increased by euro 2,792 million from December 31, 2014, reflecting currency translation differences amounting to euro 259 million. Net cash provided by operating activities was positively affected by higher receivables due beyond the end of the reporting period, being transferred to financing institutions, in comparison to the amount transferred at the end of the previous reporting period (up by euro 95 million from December 31, 2014).

Capital expenditure

First half
2014	(euro million)	2014	2015	Change	% Ch.

10,524	Exploration & Production:	4,688	5,795	1,107	23.6
1,398	- exploration	697	447
9,021	- development	3,944	5,321
105	- other expenditure	47	27
172	Gas & Power	75	44	(31)	(41.3)
819	Refining & Marketing and Chemicals:	354	255	(99)	(28.0)
362	- refining	181	117
175	- marketing	48	38
282	- chemicals	125	100
694	Engineering & Construction	329	268	(61)	(18.5)
113	Corporate and other activities	53	15	(38)	(71.7)
(82)	Impact of unrealized intragroup profit elimination	25	(140)	(165)
12,240	Capital expenditure	5,524	6,237	713	12.9

In the first half of 2015, capital expenditure amounted to euro 6,273 million (compared to euro 5,524 million in the first half of 2014) relating mainly to:
- development activities deployed mainly in Egypt, Angola, Norway, Congo, Kazakhstan, Italy, the United States and Indonesia and exploratory activities of which 97% was spent outside Italy, primarily in Libya, Cyprus, Gabon, Congo, Egypt, the United Kingdom, the United States and Indonesia;
- upgrading of the fleet used in the Engineering & Construction segment (euro 268 million);
- refining (euro 117 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network (euro 38 million); and
- initiatives to improve flexibility of the combined cycle power plants (euro 25 million).

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Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)	Dec. 31, 2014	June 30, 2015

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the Statutory Scheme)	Notes to the Condensed Consolidated Interim Financial Statements	Partial amounts from Statutory Scheme	Amounts of the Summarized Group Scheme	Partial amounts from Statutory Scheme	Amounts of the Summarized Group Scheme

Fixed assets
Property, plant and equipment			71,962		76,845
Inventories - Compulsory stock			1,581		1,571
Intangible assets			3,645		3,551
Equity-accounted investments and other investments			5,130		5,575
Receivables and securities held for operating activities	(see note 7 and note 13)		1,861		2,196
Net payables related to capital expenditure, made up of:			(1,971)		(2,037)
- receivables related to capital expenditure/disposals	(see note 7)	86		42
- receivables related to capital expenditure/disposals	(see note 15)	636		644
- payables related to capital expenditure	(see note 17)	(2,693)		(2,723)
Total fixed assets			82,208		87,701
Net working capital
Inventories			7,555		7,386
Trade receivables	(see note 7)		19,709		18,293
Trade payables	(see note 17)		(15,015)		(14,253)
Tax payables and provisions for net deferred tax liabilities, made up of:			(1,865)		(2,314)
- income tax payables		(534)		(595)
- other tax payables		(1,873)		(2,504)
- deferred tax liabilities		(7,847)		(7,805)
- other tax liabilities	(see note 23)	(25)		(25)
- payables for Italian consolidated accounts	(see note 17)	(12)		(13)
- receivables for Italian consolidated accounts	(see note 7)	1
- current tax assets		762		743
- other current tax assets		1,209		988
- deferred tax assets		5,231		5,651
- other tax assets	(see note 15)	1,223		1,246
Provisions			(15,898)		(16,387)
Other current assets and liabilities:			222		1,121
- securities held for operating purposes	(see note 6)	244		249
- receivables for operating purposes	(see note 7)	423		478
- other receivables	(see note 7)	6,988		7,753
- other (current) assets		4,385		3,336
- other receivables and other assets	(see note 15)	914		680
- advances, other payables	(see note 17)	(5,983)		(6,158)
- other (current) liabilities		(4,489)		(2,997)
- other payables and other liabilities	(see note 23)	(2,260)		(2,220)
Total net working capital			(5,292)		(6,154)
Provisions for employee post-retirement benefits			(1,313)		(1,304)
Assets held for sale including related liabilities			291		106
made up of:
- assets held for sale		456		159
- liabilities related to assets held for sale		(165)		(53)
CAPITAL EMPLOYED, NET			75,894		80,349
Shareholders' equity including non-controlling interest			62,209		63,872
Net borrowings
Total debt, made up of:			25,891		27,460
- long-term debt		19,316		18,346
- current portion of long-term debt		3,859		4,015
- short-term financial liabilities		2,716		5,099
less:
Cash and cash equivalents			(6,614)		(5,466)
Securities held for non-operating purposes	(see note 5 and note 6)		(5,037)		(5,054)
Financing receivables for non-operating purposes	(see note 7)		(555)		(463)
Total net borrowings (a)			13,685		16,477
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			75,894		80,349

(a) For details on net borrowings see also note 20 to the Condensed Consolidated Interim Financial Statements.

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Summarized Group Cash Flow Statement

(euro million)	First half 2014	First half 2015

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the Statutory Scheme	Partial amounts from Statutory Scheme	Amounts of the Summarized Group Scheme	Partial amounts from Statutory Scheme	Amounts of the Summarized Group Scheme

Net profit		1,918		57
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non-monetary items:		4,938		5,648
- depreciation, depletion and amortization	4,810		5,500
- impairment of tangible and intangible assets, net	378		351
- share of profit (loss) of equity-accounted investments	(111)		(34)
- other net changes	(143)		(157)
- net changes in the provisions for employee benefits	4		(12)
Net gains on disposal of assets		(20)		(350)
Dividends, interests, income taxes and other changes:		4,213		1,802
- dividend income	(174)		(223)
- interest income	(75)		(87)
- interest expense	351		352
- income taxes	4,111		1,760
Changes in working capital related to operations:		(1,689)		1,218
- inventory	(282)		512
- trade receivables	1,574		1,820
- trade payables	(2,041)		(1,095)
- provisions for contingencies	28		(266)
- other assets and liabilities	(968)		247
Dividends received, taxes paid, interest (paid) received during the period:		(3,620)		(2,697)
- dividend received	344		269
- interest received	26		31
- interest paid	(325)		(418)
- income taxes paid, net of tax receivables received	(3,665)		(2,579)
Net cash provided by operating activities		5,740		5,678
Capital expenditure:		(5,524)		(6,237)
- tangible assets	(4,752)		(5,753)
- intangible assets	(772)		(484)
Investments and purchase of consolidated subsidiaries and businesses:		(193)		(108)
- investments	(157)		(108)
- consolidated subsidiaries and businesses	(36)
Disposals:		3,014		644
- tangible assets	7		391
- intangible assets			21
- changes in consolidated subsidiaries and businesses			33
- investments	3,007		199
Other cash flow related to capital expenditure, investments and disposals:		(91)		(376)
- securities	(48)		(98)
- financing receivables	(519)		(442)
- change in payables and receivables relating to investments and capitalized depreciation	158		(162)
reclassification: purchase of securities and financing receivables for non-operating purposes	92		90
- disposal of securities	40		10
- disposal of financing receivables	308		273
- change in payables and receivables	6		68
reclassification: disposal of securities and financing receivables held for non-operating purposes	(128)		(115)
Free cash flow		2,946		(399)

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continued Summarized Group Cash Flow Statement

(euro million)	First half 2014	First half 2015

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the Statutory Scheme	Partial amounts from Statutory Scheme	Amounts of the Summarized Group Scheme	Partial amounts from Statutory Scheme	Amounts of the Summarized Group Scheme

Free cash flow		2,946		(399)
Borrowings (repayment) of debt related to financing activities		36		25
reclassification: purchase of securities and financing receivables held for non-operating purposes	(92)		(90)
reclassification: disposal of securities and financing receivables held for non-operating purposes	128		115
Changes in short and long-term finance debt:		348		1,163
- proceeds from long-term finance debt	2,477		2,004
- payments of long-term finance debt	(2,793)		(2,766)
- increase (decrease) in short-term finance debt	664		1,925
Dividends paid and changes in non-controlling interest and reserves:		(2,235)		(2,019)
- net capital contributions/payments by/to non-controlling interest	1		1
- treasury shares sold	(202)
- dividends paid by Eni to shareholders	(1,986)		(2,017)
- dividends paid to non-controlling interest	(48)		(3)
- acquisition of additional interest in consolidated subsidiaries
- treasury shares sold by consolidated subsidiaries
Effect of exchange differences on cash and cash equivalents		(10)		84
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries		2		(2)
NET CASH FLOW FOR THE PERIOD		1,087		(1,148)

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Risk factors and uncertainties

Foreword

In this section are described the main risks Eni faces in each of its business segments. For the disclosure on financial risks (market, counterparty and liquidity risk), see note 27 "Guarantees, commitments and risks" in the Notes to the Condensed Consolidated Interim Financial Statements.

Risks related to the cyclicality of the oil&gas sector

Eni’s operating results, mainly of the Exploration & Production segment, are exposed to volatile prices of crude oil and natural gas. Higher oil prices increase the Group consolidated results of operations and cash flow; vice versa, in case of falling oil prices. The oil industry is currently in the midst of a downturn driven by global oversupplies and sluggish demand growth, against the backdrop of more competitive oil markets, a reduced grip on prices by OPEC, with geopolitical crisis having marginal impacts on prices.

In the first half of 2015, the Brent marker price averaged $58/bbl, decreasing by approximately 50% from the same period of the previous year. Management forecasts a full year Brent price of $61/bbl in 2015 and a progressive recovery in the subsequent four-year plan period, up to the long-term price of $90/bbl. Our long-term price assumption are based on projection of a progressive reduction in oversupplies, a strengthening in the pace of demand growth and as the planned cuts in development expenditures by oil companies starts impacting the global balance.

Eni estimates that movements in oil prices impact approximately 50% of Eni’s current production. Eni does not hedge this exposure, except for specific business’s cases or market conditions. A further 35% of Eni’s current production which derives from Production Sharing Contracts (PSCs) is unaffected by crude oil price movements.

We estimate that our consolidated net profit varies by approximately euro 0.15 billion for each one-dollar change in the price of the Brent crude oil benchmark with respect to the price case assumed in our financial projections for 2015 at $55/bbl. Free cash flow is expected to reduce/increase by a similar amount.

In addition to the adverse effect on revenues, profitability and cash flow, lower oil and gas prices could result in debooking of proved reserves, if they become uneconomic in this type of environment, and asset impairments.

Future oil prices may substantially differ from the price used in calculating Eni’s estimated proved reserves and their net present value determined by using the 10% discount factor, as of December 31, 2014.

The prices used in calculating our estimated proved reserves are, in accordance with U.S. SEC requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months. For the 12-months ending December 31, 2014, average prices were based on $101 per barrel for the Brent crude oil.

Commodity prices declined significantly in the first half of 2015 and if such prices do not increase significantly in the second half of the year, our calculations of 2015 estimated proved reserves will be based on lower commodity prices, which could result in having to remove non-economic reserves from our proved reserves. This effect will be counterbalanced in full or in part by increased reserves corresponding to the additional volume entitlements under our PSAs relating to cost oil: i.e. because of

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lower oil and gas prices, the reimbursement of expenditures incurred by the Company requires additional volumes of reserves.

Proved developed reserves calculated in accordance with U.S. SEC requirements at the balance sheet date are generally the baseline in the first three quarters of the following year for determining the depreciation of oil&gas assets in respect of the unit-of-production method, which considers the proved developed reserves of the previous year as denominator of the UOP rate. In the fourth quarter, depreciation is determined considering a new reserve estimate. Considering the marked decline in crude oil prices of the first half 2015, Eni evaluated the impact on the UOP rate for the second quarter 2015 of an update of our proved reserves estimates as of June 30, 2015 to factor in a decreases in the 12-month average commodity prices as of June 30, 2015. The reserve update was performed at all of our PSAs contracts and at certain assets at risk of a reserve debooking due to lower prices. The reference price for this sensitivity analysis was $76 per barrel, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the 12 months ending June 30, 2015. The result of this sensitivity analysis was immaterial and management decided not to reflect the sensitivity analysis in the group net profit for the first half of 2015.

At December 31, 2014, the net present value of our proved reserves totaled approximately euro 59.6 billion. The average prices used to estimate our proved reserves and the net present value at December 31, 2014, as calculated in accordance with U.S. SEC rules, were $101/bbl for the Brent crude oil. Commodity prices have decreased significantly in recent months. Holding all other factors constant, if commodity prices used in our year-end reserve estimates were in line with the pricing environment existing in the first half of 2015, our PV-10 at December 31, 2014 could decrease significantly.

A prolonged decline in commodity price may affect the return of development projects in case actual prices would be lower than the prices assumed when the final investment decision was made. In such a scenario, Eni would review its capex plan, re-phasing, delaying or canceling certain projects, which would negatively affect our growth rate. The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach supports the achievement of the expected returns on capital projects through the swings of the oil&gas cycle.

Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher are the reference prices for crude oil used to determine production and reserve entitlements, the lower is the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. The Company currently estimates that production entitlements in its PSAs increases on average by approximately 1,000 bbl/d for each $1 decrease in oil prices. The impact of price effects on the Company’s production was 58 kbbl/d in the first half of 2015. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

The Group’s results from its Refining & Marketing and Chemicals businesses are primarily dependent upon the supply and demand for refined products and the associated margins on refined product sales and petrochemical products sales, with the impact of changes in oil prices on results on these segments being dependent upon the speed at which the prices of products adjust to reflect movements in oil prices.

In the first half of 2015, the Refining & Marketing business reported a substantial improvement from 2014, with adjusted operating profit of euro 131 million reversing the operating loss incurred in the first half 2014 of euro 387 million. This improvement reflected a recovery in the Standard Eni Refining Margin, which averaged $8.3 per barrel, increasing more than five times compared with the scenario of 2014.

However, management believes this recovery has been sustained by decreasing oil prices and from the appreciation of gasoline reflecting lower product availability due to unplanned downtime at certain facilities in a number of areas.

Looking forward, management expects refining margins to decline from current levels due to the structural headwinds, which still affects the European refining industry, including excess capacity, stagnant demand and increasing competitive pressure from streams of cheaper oil products imported

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from Russia, Asia and the United States. Considering those drivers, management decided not to recognize any write-up of refineries impaired in previous years.

Eni’s strategy in the refining business is based on innovation, increasing conversion capacity from heavy crudes to premium products, reconversion of traditional plants with low conversion index or high structural costs in plants for biofuel production leveraging on proprietary technologies, and efficiency recovery and productive process optimization. Through these strategic guidelines, Eni will further reduce the refining breakeven margin, thus making the system profitable even in depress scenarios.

Also the Chemical business reported a remarkable increase in the operating performance for the first half of 2015, halving the operating losses of the first half of 2014 (from a loss of euro 182 million in the first half of 2014 to a profit of euro 95 million in the first half of 2015). This result was driven by a recovery in commodity margins (mainly relating to the ethylene-polyethylene-styrene) following temporary shortage due to the unplanned facility downtime, an appreciable recovery in demand and the depreciation of the euro against other currencies, which reduced the competitive advantages of imports from abroad.

Looking forward, management expects that Eni’s chemical business will continue to be exposed, even if at a lesser extent than in the past due to the rationalization activities already performed, to volatile oil-based feedstock prices, the cyclicality of demand, given the commoditized nature of our portfolio of products, and structural headwinds facing the traditional oil-based chemical business. The business is characterized by low entry barriers, overcapacity, increasing competitive pressure from South-East Asian and Middle East producers and, shortly U.S. producers, which benefit from economies of scale and competitive cost structure.

Against this backdrop, management believes that the profitability outlook of Eni’s Chemicals business over the long term will depend on the execution of the strategy intended to reduce the exposure to loss-making, commoditized businesses, while the Company’s presence will grow in the innovative segments of bio-plastics and niche productions, particularly elastomers and styrene, which showed good resilience during the downturn. Proprietary technologies will be monetized through industrial joint-ventures with partners in East Asia which will leverage growing local markets.

The Engineering & Construction segment is exposed to the cyclicality of crude oil prices, which may force oil companies to revise their capital budget plans and to macroeconomic uncertainties which may hold back clients’ final investment decisions.

Country risk

A substantial portion of Eni’s oil and gas reserves and gas supplies are located in Countries outside the EU and the North America, namely in Africa, Central Asia and Central-Southern America, where the socio-political framework and macroeconomic outlook is less stable than in the OECD Countries. As of December 31, 2014, approximately 79% of Eni’s proved hydrocarbon reserves were located in such Countries and 60% of Eni’s supplies of natural gas came from outside OECD Countries. Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in any of those less stable Countries may negatively affect Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves.

In particular, Eni faces risks in connection with the following, possible issues: (i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to loss of value of Eni’s assets, expropriations, nationalizations or forced divestitures of assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar incidents; (vi) difficulties in finding qualified suppliers in critical operating environment; and (vii) complex process in granting authorizations or licenses affecting time-to-market of certain development projects.

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While the occurrence of these events is unpredictable, it is likely that the occurrence of such events could adversely impact Eni financial exposure.

In the current low oil price environment, the financial outlook of certain Countries where Eni’s hydrocarbons reserves are located has significantly deteriorated due to a contraction in the proceeds associated with the exploitation of hydrocarbons resources. This may increase the risk of a sovereign default, which may cause political and macroeconomic instability. Furthermore, in certain context, Eni is partnering with the national oil companies of such countries in executing oil&gas development projects. A possible sovereign default might jeopardize the financial feasibility of ongoing projects or increase the financial exposure of Eni, which would be contractually obligated to finance the share of development expenditures of the first party. This risk is mitigated by the customary default clause, which states that in case of a default, the non-defaulting party is entitled to compensate its claims with the share of production of the defaulting party.

Eni closely monitors political, social and economical risks of approximately 60 Countries in which has invested or intends to invest, in order to evaluate the economic and financial return of certain projects and to selectively evaluate projects.

As of the end of 2014, approximately 27% of the Company’s proved oil and gas reserves were located in North Africa. Since 2011, several North African and Middle Eastern oil producing Countries have been experiencing an extreme level of political instability that has resulted in changes of governments, internal conflict, unrest and violence which caused economic disruptions and shutdowns in industrial activities.

The instability of the socio-political framework in those Countries still represents an area of concern involving risks and uncertainties for the foreseeable future.

Particularly, the internal situation in Libya continues to represent an issue to Eni’s management. Following the internal conflict of 2011 and the fall of the regime which forced the Company to shutdown almost all its producing facilities including gas exports for a period of about 8 months, a period of social and political instability began which turned into disorders, strikes, protests and a resurgence of the internal conflict. These events jeopardized Eni’s ability to perform its industrial activity in safety, forcing the Company to interrupt its operations on certain occasions as precautionary measure.

Considering the escalation of the geopolitical risk in the Middle East and in the Northern Africa since the end of 2014, management strengthened security measures at the company’s production installation and facilities in Libya. Still in the first half of 2015, Eni’s assets in Libya marched regularly.

Falling crude oil prices have severely hit the financial situation of Libya and of the National Oil Co (NOC), partner of Eni in the development projects in the Country.

In spite of a moderate strengthening of the political and institutional framework, Egypt’s financial stability remains at risk, as witnessed by the continued difficulties of local oil and gas companies to fulfill financial obligations towards international oil companies. As of June 30, 2015, Eni owned a significant amount of trade payables due (euro 966 million compared to euro 763 million as of December 31, 2014) with respect of supplies of its oil and gas entitlements to local companies. Leveraging on the established relationships with its local partners, a number of industrial and commercial initiatives have been planned or executed targeting to speed up the recovery of overdue amounts of trade payables. Management believes that its exposure towards its Egyptian partners will decline in the reminder of year 2015 due to the ramp-up of ongoing initiatives and finalization of other agreements with local counterparties (for further information see also note 7 to the Condensed Consolidated Interim Financial Statements).

Also our activities in Nigeria have been impacted in recent years by continuing episodes of theft, acts of sabotage and other similar disruptions which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta. These frequent and recurring events affected Eni’s operations in the Country.

Looking forward, Eni expects that these events will continue to affect Eni’s operations in those Countries. Particularly, the uncertain socio-political outlook in Libya and unsafe operational conditions onshore Nigeria were factored in the Company’s projections of future production levels in these two Countries and in setting the Group production targets for the medium term.

Other geopolitical risks are associated with partnerships between Europe and certain Countries of the Middle East, which may lead to the imposition of sanctions by the United States and the European Union.

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Eni’s presence in Iran is immaterial. Eni’s projects in Iran are currently in the cost recovery phase, since the Darquain oilfield project has been handed over to our Iranian counterpart in late 2014, marking Eni’s exit from any direct involvement in the Iranian oil sector. We were granted all relevant waivers and authorizations from the EU and the US authorities to import Iranian crude oil in order of being reimbursed of our past investments in Country and we believe that we are complying with any sanction regime towards Iran.

The political crisis in Russia and Ukraine referred to the Crimea’s independence from Ukraine as a single united nation led the EU and the United States to impose a set of sanctions to Russia. The EU and US enacted sanctions are mainly targeting the financial sector and the energy sector in Russia.

Approximately 30% of Eni’s natural gas is supplied by Russia and Eni is currently partnering the Russian company Rosneft in executing exploration activities in the Russian sections of the Barents Sea and the Black Sea. Contracts pertaining to the abovementioned exploration licenses were entered into before the enactment of the restrictive measures and Eni started the required authorization procedure before the relevant EU Member States’ Authorities. This process is still ongoing. However, the outcome is uncertain and we cannot exclude major delays in our ongoing or planned oil&gas exploration projects in Russia.

Risks associated with the exploration and production of oil and natural gas

Safety, security, environmental and other operational risk

For these risks, see our disclosure in Annual Report on Form 20-2014.

Risks associated with the trading environment and competition in the gas market

The outlook of the European gas market is still negatively affected by oversupply, on the back of a weak macroeconomic scenario. Gas demand was hit by a steep fall in consumption in the thermoelectric sector which was affected by lower demand and an ongoing expansion of renewable sources of electricity and higher use of coal displacing gas due to cost advantages and lower rates for obtaining emission allowances in Europe. In 2015, gas demand in Italy is expected to recover slightly, increasing by 2% under normal temperatures, or 9% considering the mild winter weather conditions reported in 2014, reflecting the exceptionally high hydroelectric production in 2014.

Looking forward, management does not expect any meaningful recovery in gas demand in Italy and in Europe for the foreseeable future, targeting 70 bcm and 460 bcm by 2019, respectively, representing an average growth rate of approximately 1% over the period. The level of gas demand in Europe expected in 2019 will be 80 bcm lower than the pre-crisis level of 2008, as the downturn drove trends of demand destruction.

Before the beginning of the downturn, gas wholesaler operators in Europe (overestimating the projected growth rates in demand) committed to purchase large amounts of gas under long-term supply contracts with producing countries (Russia, Algeria, Libya, Norway and the Netherlands) also bearing the volume risk as a result of the take-or-pay clause of those contracts. They also upgraded pipeline capacity and LNG terminals to import gas to Europe.

The "shale gas revolution" in the United States was another fundamental trend that aggravated the oversupply situation in Europe. The discovery and development of large deposits of shale gas in the United States has progressively reduced to zero the Country’s dependence on LNG imports. As a result of this, upstream producers were forced to redirect large LNG supplies to markets elsewhere in the world, including Europe. Large gas availability on the marketplace in Europe fuelled by take-or-pay contracts and worldwide LNG streams has driven the development of very liquid continental hubs to trade spot gas. Shortly spot prices at continental hubs have become the main benchmarks to which selling prices are indexed in supplies to large industrial customers, thermoelectric utilities and, more recently, to the residential sector. Gas wholesalers, including Eni, lost competitiveness in the current trading environment due to lack of flexibility of long-term, take-or-pay contracts and as spot prices ceased to track the oil prices to which the purchase cost of gas in long-term supply contracts were linked, resulting in a decoupling between

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trends in prices and in costs. These trends were exacerbated by the need of gas wholesalers to dispose of minimum annual volumes of gas purchased under long-term supply contracts in order to contain the financial exposure dictated by the take-or-pay clause.

In the first half of 2015, on the back of a weak gas market scenario due to increasing competitive pressure, Eni’s Gas & Power segment reported an adjusted operating profit of euro 325 million, an increase of euro 69 million from the first half of 2014. This result was driven by an improved competitiveness of the long-term gas supply portfolio on the back of the renegotiation of a large part of it.

Due to a round of renegotiations finalized over the last couple of years and up to date, approximately 70% of Eni’s long-term gas supply portfolio is now indexed to hub prices, thus reducing the commodity risk due to the different indexation between hub-related selling prices and the purchase cost of gas.

Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the next two to three years. Those include weak demand growth due to macroeconomic uncertainties, declining thermoelectric consumption, continuing oversupplies and strong competition. Eni believes that those trends will negatively impact the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins, also considering Eni’s obligations under its take-or-pay supply contracts.

In particular, Eni’s wholesale business’ results are exposed to the volatility of the spreads between spot prices at European hubs and Italian spot prices.

Against this backdrop, Eni’s management will continue to execute its renegotiation strategy of the Company’s long-term gas supply contracts in order to align pricing and volume terms to current market conditions. The revisions clause provided by these contracts states the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario.

Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately achieved and the timing of recognition in profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, an arbitration procedure could be started to solve the commercial dispute. This potentially adds to the level of uncertainty surrounding the outcome of those renegotiations. Future results of the Gas Marketing activities are subject to increasing volatility and unpredictability.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market and anticipating certain trends in gas demand which actually failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of key producing Countries that supply the European gas markets.

These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in later years. Amounts of cash pre-payments and time schedules for off-taking pre-paid gas vary from contract to contract. Generally, cash pre-payments are calculated on the basis of the energy prices current in the year when the Company is scheduled to purchase the gas, with the balance due in the year when the gas is actually purchased.

The right to off-take pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, the right to off-take the pre-paid gas can be exercised in future years provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity. Similar considerations apply to ship-or-pay contractual obligations.

Although during the recent supply contract round of renegotiations the minimum pre-set volumes of gas that the Company is required to off-take has been significantly reduced, management believes that the current market outlook which will be driven by a weak recovery in gas demand and large gas availability,

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as well as strong competitive pressures in the marketplace and the possible changes in the sector specific regulation represent a risk factor to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts, considering also the Company’s plans for its sales volumes which are anticipated to remain flat or to decrease slightly in 2015 and in the subsequent years. In this scenario, management is committed to the renegotiation of long-term gas supply contract and on portfolio optimization, in order to reduce the exposure to take-or-pay contracts and to the related financial risk.

Thanks to contract renegotiations and effective selling activities, in 2014, the Company lifted the underlying volumes, the purchase cost of which the Company advanced to its gas supplies in previous years due to the incurrence of the take-or-pay clause, achieving a reduction in its deferred costs recorded in the balance sheet (from euro 2.4 billion at the end of 2012 down to approximately euro 0.9 billion at 2014 year end, confirmed as at June 30, 2015). Looking forward, based on trends in offering and demand of natural gas, Company’s assumptions on sales volumes and average sales margins, the probable outcome of ongoing contract renegotiations, management plans to substantially finalize the recovery of the residual amounts of gas paid in advance by the plan period, fulfilling contractual clauses and recovering the prepaid amounts.

Risks associated with the regulatory powers entrusted to the Italian Authority for Electricity Gas and Water

Eni’s Gas & Power segment is exposed to regulatory risks mainly in its domestic market in Italy. Developments in the regulatory framework may negatively affect future sales margins of gas and electricity, operating results and cash flow. Below it is provided a summary of the most important aspects of the ongoing regulatory framework of the gas sector in Italy including management’s evaluation of the possible impacts on future results of operations in the G&P segment.

Legislative Decree No. 130 of August 13, 2010 titled "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers" became effective. This new regulation replaced the previous system of gas antitrust thresholds defined by Legislative Decree No. 164 of May 23, 2000 by introducing a 40% ceiling to the wholesale market share of each Italian gas operator who inputs gas into the Italian backbone network. In the frame of Legislative Decree No. 130/2010 Eni has committed itself to build new storage capacity for 4 BCM within five years from the enactment of the Decree; as a consequence the cap provided by the Legislative Decree No. 130/2010 to its market share in Italy rises from 40% to 55%. In the case of violations of the mandatory threshold, Eni is obliged to execute gas release measures at regulated prices up to 4 BCM over a two-year period following the ascertainment of the breach. Access to the new storage capacity is reserved to industrial customers and their consortium and to gas-fired power plants. Furthermore, the Decree establishes that upon request, industrial customers are granted, for the new storage capacity which is not yet available: from April 2012 a "virtual storage service", which consists of the possibility to deliver gas during the summer to a "virtual storage operator" at an European hub – TTF, Zeebrugge or PSV – and to collect equivalent gas quantities during the winter at the Italian PSV, paying for the service a fee equivalent to the cost of storage plus transmission costs, if any. Therefore, industrial operators benefit from the price differentials due to the seasonal swings of gas demand.

The Authority for Electricity Gas and Water (the "AEEGSI") is entrusted with certain powers in the matter of natural gas pricing. Specifically, the AEEGSI holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users (as provided for by Resolution ARG/gas No. 64/2009) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the AEEGSI on these matters may limit the ability of Eni to pass an increase in the cost of the raw material onto final consumers of natural gas.

In 2013, the Regulatory Authority for Electricity Gas and Water (the "AEEGSI") changed the pricing mechanism of gas supplies to retail customers by introducing a full indexation of the raw material cost component of the tariff to spot prices, which replaced an oil-linked indexation. The new regulatory regime was introduced in a market scenario where spot gas prices were significantly lower compared to gas

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prices under long-term oil-linked contracts, as the Brent price at the time was about $100/barrel. Subsequently, the Resolution 447/2013/R/Gas introduced a compensation mechanism to promote the renegotiation of long-term gas supply contracts. This compensation mechanism is intended to mitigate the impact of the new tariff regime to operators with long-term supply contracts (typically oil-linked) by reimbursing to them part of the higher long term gas supply costs which are no longer recoverable trough tariffs. This compensation mechanism is intended to cover the three thermal years, from October 2013 through October 2016.

The Authority set the initial amount of the compensation in 2013 based on the documentation filed by each operator, taking into account the price differential between a theoretically efficient gas price under long-term contracts and spot prices at the Dutch platform TTF. The cost curve elaborated by the Authority relating to Eni for the year 2013 projected supply cost trends, under various oil prices assumptions, which mirrored Eni’s expected costs of gas supplies. In the light of the results, the Authority based on forward prices of Eni’s gas costs and certain volume assumptions established a maximum compensation of euro 160 million, to which Eni would be entitled for the three-thermal year period of the mechanism implementation. The AEEGSI resolution envisages that 40% of the compensation is due in the first thermal year, 40% in the second year and 20% in the third thermal year. In each thermal year, the Authority updates the compensation mechanism to verify that gas operators still have right to the compensation in light of current trends in the gas costs and prices. Based on this, the initial amount of the compensation can be confirmed or reduced. It is established that reduction occurs in case spot prices exceed gas prices under long-term gas supply contracts.

In 2014, the Authority updated the index of supply costs applicable to Eni’s portfolio. Consequently, under a $100/barrel scenario, the Authority ratified the first tranche of the initial amount of the compensation equal to euro 60 million (or the 40% of the initial amount). This gain was recognized in the group consolidated financial statements for the year 2014, according to the recognition requirements envisaged by the AEEGSI. However, in the current $60/barrel Brent price scenario, the index of procurement cost turned to be no longer reflective of the set-up of Eni’s gas supply portfolio, which in the meantime has been largely renegotiated. Following the round of renegotiations of our long-term gas supply contracts, which took place in the 2013-2014 period, the Company portfolio is currently indexed for a large portion to spot prices and as such it is not benefiting of falling crude oil prices.

In November 2015, the AEEGSI will update the index of procurement cost for thermal year 2015. In this context, two possible scenarios can be envisaged:
(i) the Authority will determine that Eni’s supply costs have evolved according to the AEEGSI projections made in 2013. Under this scenario, the initial amount of the compensation of euro 160 million will be confirmed (and therefore recognized in the 2015 financial statements, for a 40% tranche equal to euro 60 million); and
(ii) the Authority will determine that Eni’s supply costs have fallen below spot prices. Under this scenario, Eni could incur a loss up to three times the amount of the initial compensation or euro 480 million, plus giving back the euro 60 million amount recognized in 2014.

The final outcome is expected in the fourth quarter of 2015 when the Authority is scheduled to update the supply cost index for the thermal year 2015, on which basis Eni will recognize the profit and loss impact (positive or negative as the case may be).

In the light of oil price trends, Eni prudently contested the Resolution 549/2014/R/gas, which implements the compensation mechanism. Eni claimed that the Resolution did not provided sufficient criteria for updating the compensation and could potentially determine unfair results, also contending its legitimacy. Besides that, Eni might appeal against the update of its index of procurement cost for thermal year 2015, which is expected in the fourth quarter, in case of an unfavorable outcome.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of December 31, 2014 to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding

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the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. Certain legal proceedings where Eni or its subsidiaries or its officers are parties involve the alleged breach of anticorruption laws and regulations and ethical misconduct. Ethical misconduct and non-compliance with applicable laws and regulations, including non-compliance with anti-bribery and anti-corruption laws, by Eni, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

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Outlook

The Company is forecasting a moderate strengthening in global economic growth in 2015, driven by the United States. However, certain risks have the potential to mitigate this outlook: uncertainty remains around the strength of the Eurozone recovery, the extent of the slowdown of the Chinese economy and of other emerging economies, as well as the extent of stability in financial markets. Oil prices are forecast to be significantly lower than the last year, due to oversupplied global markets. In the Exploration & Production segment, management will carry out efficiency initiatives in operating costs and by optimizing investments, while retaining a strong focus on project execution and time-to-market in order to cope with the negative impact of a lower oil price environment. Looking at the Company’s business segments exposed to the European economic outlook, Eni’s management anticipates challenging trading conditions reflecting structural headwinds due to weak commodity demand, oversupply/overcapacity and competitive pressure. The fall in oil prices may only lessen the negative impact of such trends. A recovery in profitability in these sectors will leverage on the continued renegotiation of gas supply contracts, restructuring/reconversion of the production capacity tied to the oil cycle, cost efficiencies and margin optimization.

Management expects the following production and sales trends for Eni's businesses:
- hydrocarbon production: production is expected to achieve strong growth, up over 7% driven by continuing new fields start-ups and ramp-ups in 2014 mainly at our profit centers in Venezuela, Norway, the United States, Angola and Congo and projections of higher volumes in Libya;
- gas sales: excluding the impact of the divestment of Eni’s assets in Germany and the unusual weather conditions in 2014, natural gas sales are expected to remain stable compared to 2014. Management intends to leverage on marketing innovation in the wholesale and retail markets in order to mitigate competitive pressures;
- refining throughputs on Eni’s account: excluding the impact of the divestment of the Company share of capacity in Eastern Europe, volumes are expected to increase driven by a favorable trading environment and better plant performance on the back of yield ramp-up at the EST conversion unit at the Sannazzaro refinery and lower facility downtime. Production of bio-fuels are projected to increase at the restructured Venice plant; and
- retail sales of refined products in Italy and the Rest of Europe: retail sales in Italy are expected to slightly decline compared to 2014 due to weak demand trends and strong competitive pressure. However, the proprietary network is expected to perform well. Outside Italy, retail sales are expected to be stable excluding the impact of the ongoing divestment of the Company’s retail networks in Eastern Europe.

In 2015, in the context of lower oil prices, Eni’s management plans to implement capital project optimization and rescheduling which will reduce expenditure compared to the 2014 levels, excluding the impact of the U.S. dollar exchange rate. These initiatives are estimated to have a limited impact on our production growth outlook in the near to medium term. Management expects that based on projected cash flows from operations and portfolio transactions, leverage at year end will remain within the 0.30 threshold.

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Transaction with related parties

In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis. Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries. Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those members may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.

Note 35 to the Condensed Consolidated Interim Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations, as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows.

Companies subject to Eni’s management and coordination as per Article 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: "Relations with controlling entity and with companies subject to its management and coordination".

In case of atypical or unusual transactions1 the company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the Group and with related parties also the interest of the Company at the time of the finalization of said transaction.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company. Regarding the aforementioned provisions, the Company discloses that:
-	as of June 30, 2015, Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope

(1) According to Consob communication No. DEM/6064293 of July 28, 2006, "atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non-controlling interests due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods).

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of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations; and
-	the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments.

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Eni Interim Consolidated Report / Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

- ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

- Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

- Current ratio Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

- Debt coverage Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

Operating activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods).

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene-rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

- Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.

- Emissions of SOx (Sulphur Oxides) Total direct emissions of sulfur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.

- Enhanced recovery Techniques used to increase or stretch over time the production of wells.

- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

- EPCI (Engineering, Procurement, Commissioning, Installation) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually

Contents

Eni Interim Consolidated Report / Glossary

a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

- FPSO vessel Floating, Production, Storage and Offloading system made-up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

- Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

- Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations (when accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).

- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; and (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

- Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

- Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities. The term mid-downstream includes all activities inherent to oil industry subsequent to exploration and production. Process crude oil and oil-based feedstock for the production of fuels, lubricants and chemicals, as well as the supply, trading and transportation of energy commodities. It also includes the marketing business of refined and chemicals products.

- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Contents

Condensed consolidated interim financial statements

Contents
Eni Interim Consolidated Report / Financial statements

Balance sheet

December 31, 2014	June 30, 2015

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		6,614		5,466
Financial assets held for trading	(5)	5,024		5,038
Financial assets available for sale	(6)	257		265
Trade and other receivables	(7)	28,601	1,973	28,131	2,090
Inventories	(8)	7,555		7,386
Current tax assets		762		743
Other current tax assets		1,209		988
Other current assets	(9)	4,385	43	3,336	20
		54,407		51,353
Non-current assets
Property, plant and equipment	(10)	71,962		76,845
Inventory - Compulsory stock		1,581		1,571
Intangible assets	(11)	3,645		3,551
Equity-accounted investments	(12)	3,115		3,395
Other investments	(12)	2,015		2,180
Other financial assets	(13)	1,022	239	1,094	233
Deferred tax assets	(14)	5,231		5,651
Other non-current assets	(15)	2,773	12	2,570	13
		91,344		96,857
Assets held for sale	(24)	456		159
TOTAL ASSETS		146,207		148,369
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(16)	2,716	181	5,099	215
Current portion of long-term debt	(20)	3,859		4,015
Trade and other payables	(17)	23,703	1,954	23,147	1,527
Income taxes payable	(18)	534		595
Other taxes payable		1,873		2,504
Other current liabilities	(19)	4,489	58	2,997	32
		37,174		38,357
Non-current liabilities
Long-term debt	(20)	19,316		18,346
Provisions for contingencies	(21)	15,898		16,387
Provisions for employee benefits		1,313		1,304
Deferred tax liabilities	(22)	7,847		7,805
Other non-current liabilities	(23)	2,285	20	2,245	20
		46,659		46,087
Liabilities directly associated with assets held for sale	(24)	165		53
TOTAL LIABILITIES		83,998		84,497
SHAREHOLDERS' EQUITY	(25)
Non-controlling interest		2,455		1,981
Eni shareholders' equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		(284)		(166)
Other reserves		57,343		58,042
Treasury shares		(581)		(581)
Interim dividend		(2,020)
Net profit		1,291		591
Total Eni shareholders' equity		59,754		61,891
TOTAL SHAREHOLDERS' EQUITY		62,209		63,872
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		146,207		148,369

Contents
Eni Interim Consolidated Report / Financial statements

Profit and loss account

First half 2014	First half 2015

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(28)	56,556	1,375	45,979	951
Other income and revenues		192	28	681	21
		56,748		46,660
OPERATING EXPENSES	(29)
Purchases, services and other		43,346	3,564	35,752	3,906
Payroll and related costs		2,716	19	2,814	19
OTHER OPERATING (EXPENSE) INCOME		403	150	(298)	21
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		5,188		5,851
OPERATING PROFIT		5,901		1,945
FINANCE INCOME (EXPENSE)	(30)
Finance income		3,361	19	6,401	47
Finance expense		(3,837)	(18)	(6,892)	(28)
Finance income from financial assets held for trading, net		16		17
Derivative financial instruments		(33)		(108)
		(493)		(582)
INCOME (EXPENSE) FROM INVESTMENTS	(31)
Share of profit (loss) from equity-accounted investments		111		34
Other gain (loss) from investments		510		420
		621		454
PROFIT BEFORE INCOME TAXES		6,029		1,817
Income taxes	(32)	(4,111)		(1,760)
Net profit for the period		1,918		57
Attributable to
Eni		1,961		591
Non-controlling interest		(43)		(534)
Earnings per share attributable to Eni (euro per share)	(33)
Basic		0.54		0.16
Diluted		0.54		0.16

Contents
Eni Interim Consolidated Report / Financial statements

Statement of comprehensive income

(euro million)	Note	First half 2014	First half 2015

Net profit		1,918	57
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		423	3,507
Change in the fair value of available-for-sale investments	(25)	(77)
Change in the fair value of other available-for-sale financial instruments	(25)	5	(3)
Change in the fair value of cash flow hedging derivatives	(25)	250	156
Share of other comprehensive income on equity-accounted entities	(25)	(1)	(7)
Tax effect	(25)	(77)	(38)
Total other items of comprehensive income		523	3,615
Total comprehensive income		2,441	3,672
Attributable to
Eni		2,475	4,152
Non-controlling interest		(34)	(480)

Contents
Eni Interim Consolidated Report / Financial statements

Statement of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of other available-for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2013		4,005	959	6,201	(154)	81	(72)	296	(698)	(201)	44,626	(1,993)	5,160	58,210	2,839	61,049
Net profit for the first half of 2014													1,961	1,961	(43)	1,918
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences									395		18			413	10	423
Change and reversal of the fair value of investments net of tax effect						(76)								(76)		(76)
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect						4								4		4
Change and reversal of the fair value of cash flow hedge derivatives net of tax effect					173									173		173
Share of "Other comprehensive income" on equity-accounted investments															(1)	(1)
					173	(72)			395		18			514	9	523
Comprehensive income for the period					173	(72)			395		18		1,961	2,475	(34)	2,441
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.55 per share in settlement of 2013 interim dividend of euro 0.55 per share)												1,993	(3,979)	(1,986)		(1,986)
Dividend distribution of other companies															(48)	(48)
Allocation of 2013 net profit											1,181		(1,181)
Acquisition of treasury shares										(202)				(202)		(202)
Payments and reimbursements by/to minority shareholders															1	1
										(202)	1,181	1,993	(5,160)	(2,188)	(47)	(2,235)
Other changes in shareholders’ equity
Other changes											5			5	1	6
											5			5	1	6
Balance at June 30, 2014		4,005	959	6,201	19	9	(72)	296	(303)	(403)	45,830		1,961	58,502	2,759	61,261
Net profit for the second half of 2014													(670)	(670)	(398)	(1,068)
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Remeasurements of defined benefit plans net of tax effect							(51)							(51)	(9)	(60)
Share of "Other comprehensive income" on equity-accounted entities in relation to remeasurements of defined benefit plans net of tax effect							2							2	1	3
							(49)							(49)	(8)	(57)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							(1)		4,323		214			4,536	49	4,585
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect						2								2		2
Change and reversal of the fair value of cash flow hedge derivatives net of tax effect					(303)									(303)	(7)	(310)
Share of "Other comprehensive income" on equity-accounted investments								5						5		5
					(303)	2	(1)	5	4,323		214			4,240	42	4,282
Comprehensive income for the period					(303)	2	(50)	5	4,323		214		(670)	3,521	(364)	3,157
Transactions with shareholders
Interim dividend distribution of Eni SpA (euro 0.56 per share)												(2,020)		(2,020)		(2,020)
Dividend distribution of other companies															(1)	(1)
Acquisition of treasury shares										(178)				(178)		(178)
										(178)		(2,020)		(2,198	(1)	(2,199)
Other changes in shareholders’ equity
Elimination of intercompany profit between companies with different Group interest											(62)			(62)	62
Stock options expired											(7)			(7)		(7)
Other changes								(94)			92			(2)	(1)	(3)
								(94)			23			(71)	61	(10)
Balance at December 31, 2014	(25)	4,005	959	6,201	(284)	11	(122)	207	4,020	(581)	46,067	(2,020)	1,291	59,754	2,455	62,209

Contents
Eni Interim Consolidated Report / Financial statements

continued Statement of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of other available-for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2014	(25)	4,005	959	6,201	(284)	11	(122)	207	4,020	(581)	46,067	(2,020)	1,291	59,754	2,455	62,209
Net profit for the first half of 2015													591	591	(534)	57
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							(2)		3,421		34			3,453	54	3,507
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect	(25)					(3)								(3)		(3)
Change and reversal the fair value of cash flow hedge derivatives net of tax effect	(25)				118									118		118
Share of "Other comprehensive income" on equity-accounted entities	(25)							(7)						(7)		(7)
					118	(3)	(2)	(7)	3,421		34			3,561	54	3,615
Comprehensive income for the period					118	(3)	(2)	(7)	3,421		34		591	4,152	(480)	3,672
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.56 per share in settlement of 2014 interim dividend of euro 0.56 per share)												2,020	(4,037)	(2,017)		(2,017)
Dividend distribution of other companies															(3)	(3)
Allocation of 2014 net profit											(2,746)		2,746
Payments and reimbursements by/to minority shareholders															1	1
											(2,746)	2,020	(1,291)	(2,017)	(2)	(2,019)
Other changes in shareholders’ equity
Other changes											2			2	8	10
Balance at June 30, 2015	(25)	4,005	959	6,201	(166)	8	(124)	200	7,441	(581)	43,357		591	61,891	1,981	63,872

Contents
Eni Interim Consolidated Report / Financial statements

Statement of cash flows

(euro million)	Note	First half 2014	First half 2015

Net profit of the period			1,918		57
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	(29)		4,810		5,500
Impairments of tangible and intangible assets, net	(29)		378		351
Share of (profit) loss of equity-accounted investments	(31)		(111)		(34)
Gain on disposal of assets, net			(20)		(350)
Dividend income	(31)		(174)		(223)
Interest income			(75)		(87)
Interest expense			351		352
Income taxes	(32)		4,111		1,760
Other changes			(143)		(157)
Changes in working capital:
- inventories		(282)		512
- trade receivables		1,574		1,820
- trade payables		(2,041)		(1,095)
- provisions for contingencies		28		(266)
- other assets and liabilities		(968)		247
Cash flow from changes in working capital			(1,689)		1,218
Net change in the provisions for employee benefits			4		(12)
Dividends received			344		269
Interest received			26		31
Interest paid			(325)		(418)
Income taxes paid, net of tax receivables received			(3,665)		(2,579)
Net cash provided by operating activities			5,740		5,678
- of which with related parties	(35)		(1,781)		(2,181)
Investing activities:
- tangible assets	(10)		(4,752)		(5,753)
- intangible assets	(11)		(772)		(484)
- acquisition of consolidated subsidiaries and businesses	(26)		(36)
- investments	(12)		(157)		(108)
- securities			(48)		(98)
- financing receivables			(519)		(442)
- change in payables and receivables in relation to investing activities and capitalized depreciation			158		(162)
Cash flow from investing activities			(6,126)		(7,047)
Disposals:
- tangible assets			7		391
- intangible assets					21
- consolidated subsidiaries and businesses	(26)				33
- investments			3,007		199
- securities			40		10
- financing receivables			308		273
- change in payables and receivables in relation to disposals			6		68
Cash flow from disposals			3,368		995
Net cash used in investing activities			(2,758)		(6,052)
- of which with related parties	(35)		(484)		(1,236)

Contents
Eni Interim Consolidated Report / Financial statements

continued Statement of cash flows

(euro million)	Note	First half 2014	First half 2015

Proceeds from long-term debt	(20)	2,477	2,004
Repayments of long-term debt	(20)	(2,793)	(2,766)
Increase (decrease) in short-term debt	(16)	664	1,925
		348	1,163
Net capital contributions by non-controlling interest		1	1
Dividends paid to Eni's shareholders		(1,986)	(2,017)
Dividends paid to non-controlling interest		(48)	(3)
Acquisition of treasury shares		(202)
Net cash used in financing activities		(1,887)	(856)
- of which with related parties	(35)	(17)	24
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		2	(2)
Effect of exchange rate changes on cash and cash equivalents and other changes		(10)	84
Net cash flow of the period		1,087	(1,148)
Cash and cash equivalents - beginning of the period		5,431	6,614
Cash and cash equivalents - end of the period		6,518	5,466

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements

1 Basis of presentation

The Condensed Consolidated Interim Financial Statements, hereinafter "Interim Financial Statements", have been prepared in accordance with IAS 34 "Interim Financial Reporting". The statements are the same adopted in the Annual Report 2014.

The Interim Financial Statements have been prepared adopting the same principles of consolidation and measurement criteria described in the Annual Report 2014, except for the international accounting standards adopted starting from January 1, 2015 and disclosed in the paragraph "Recent accounting standards" of Annual Report 2014.

The report includes selected explanatory notes.

Current income taxes have been calculated based on the estimated taxable profit of the interim period. Current tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the tax Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

The Interim Financial Statements at June 30, 2015, were approved by Eni’s Board of Directors on July 29, 2015.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2015 are presented in annex "List of companies owned by Eni SpA as of June 30, 2015". A limited review has been carried out by the independent auditor Reconta Ernst & Young SpA; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Changes in accounting policies

European Commission Regulation (EU) No. 2015/29 of December 17, 2014 endorsed the amendment to IAS 19 "Defined Benefit Plans: Employee Contributions", which allow the recognition of contributions to defined benefit plans, from employees or third parties, as a reduction of service cost in the period in which the related service is received, provided that the contributions: (i) are set out in the formal conditions of the plan; (ii) are linked to service; and (iii) are independent of number of years of service (e.g. the contributions are a fixed percentage of the employee’s salary or a fixed amount throughout the service period or dependent on the employee’s age). European Commission Regulation (EU) No. 2015/28 of December 17, 2014 endorsed "Annual Improvements to IFRSs 2010-2012 Cycle", which include, basically, technical and editorial changes to existing standards.

The aforementioned EU Regulations required the application of the amendments to accounting standards as from the first financial year starting on, or after, February 1, 2015; earlier application is permitted. The aforementioned provisions have been applied earlier starting from 2015 financial year. The impact was not material.

The adoption of the other amendments to IFRSs effective from January 1, 2015 did not have a significant impact on the Interim Fnancial Statements.

3 Changes in accounting policies

For a description of the accounting estimates used see the last Annual Report.

4 Recent accounting standards

As regards the recent accounting standards, see those indicated in the last Annual Report.

Eni is currently reviewing these standards to determine the likely impact on the Group’s results.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Current assets

5 Financial assets held for trading

(euro million)	December 31, 2014	June 30, 2015

Quoted bonds issued by sovereign states	1,325	1,142
Other	3,699	3,896
	5,024	5,038

A breakdown by issuing entity and credit rating is presented below:

Nominal value (euro million)	Fair value (euro million)	Rating - Moody's	Rating - S&P

Quoted bonds issued by sovereign states
Fixed rate bonds
Italy	548	563	Baa2	BBB-
Spain	281	293	Baa2	BBB
European Union	55	56	from Aaa to Baa3	from AAA to BBB-
France	50	52	Aa1	AA
Czech Republic	19	20	A1	AA -
Poland	18	17	A2	A-
Austria	11	12	Aaa	AA+
Netherlands	8	8	Aaa	AA+
Germany	4	4	Aaa	AAA
Canada	3	3	Aaa	AAA
	997	1,028
Floating rate bonds
France	74	74	Aa1	AA
Germany	21	21	Aaa	AAA
Poland	19	18	A2	A-
Spain	1	1	Baa2	BBB
	115	114
Total quoted bonds issued by sovereign states	1,112	1,142
Other bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	1,835	1,915	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by financial and insurance companies	1,411	1,486	from Aaa to Baa3	from AAA to BBB-
European Investment Bank	2	2	Aaa	AAA
	3,248	3,403
Floating rate bonds
Quoted bonds issued by financial and insurance companies	399	399	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by industrial companies	93	94	from Aaa to Baa3	from AAA to BBB-
	492	493
Total other bonds	3,740	3,896
Total other financial assets held for trading	4,852	5,038

The fair value was estimated on the basis of market quotations.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

6 Financial assets available for sale

(euro million)	December 31, 2014	June 30, 2015

Securities held for operating purposes
Quoted bonds issued by sovereign states	204	210
Quoted securities issued by financial institutions	40	39
	244	249
Securities held for non-operating purposes
Quoted bonds issued by sovereign states	6	5
Quoted securities issued by financial institutions	7	11
	13	16
	257	265

At June 30, 2015, bonds issued by sovereign states amounted to euro 215 million (euro 210 million at December 31, 2014). A breakdown is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P

Fixed rate bonds
Spain	30	33	from 1.40 to 5.50	from 2016 to 2021	Baa2	BBB
Belgium	27	32	from 3.75 to 4.25	from 2019 to 2021	Aa3	AA
Italy	24	25	from 1.50 to 5.75	from 2015 to 2018	Baa2	BBB-
Portugal	22	24	from 3.35 to 4.75	from 2015 to 2019	Ba1	BB
France	16	17	from 1.00 to 3.25	from 2018 to 2021	Aa1	AA
Slovakia	15	16	from 1.50 to 4.20	from 2016 to 2018	A2	A
Ireland	13	15	from 4.40 to 4.50	from 2019 to 2020	Baa1	A+
Finland	10	10	from 1.13 to 1.75	from 2015 to 2019	Aaa	AA+
Czech Republic	7	8	3.63	2021	A1	AA-
Netherlands	6	7	4.00	from 2016 to 2018	Aaa	AA+
Poland	6	7	6.38	2019	A2	A-
United States of America	6	6	from 1.25 to 3.13	from 2019 to 2020	Aaa	AA+
Austria	5	5	3.50	2015	Aaa	AA+
Canada	5	5	1.63	2019	Aaa	AAA
Germany	5	5	3.25	2015	Aaa	AAA
	197	215

Securities amounting to euro 50 million (euro 47 million at December 31, 2014) were issued by financial institutions with a rating ranging from Aaa to Baa1 (Moody’s) and from AAA to BBB- (S&P).
Securities held for operating purposes of euro 249 million (euro 244 million at December 31, 2014) were designated to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd.
Gains and losses on fair value evaluation of securities are provided in note 25 – Shareholders’ equity.
The fair value was estimated on the basis of market quotations.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

7 Trade and other receivables

(euro million)	December 31, 2014	June 30, 2015

Trade receivables	19,709	18,293
Financing receivables:
- for operating purposes - short term	423	478
- for operating purposes - current portion of long-term receivables	839	1,102
- for non-operating purposes	555	463
	1,817	2,043
Other receivables:
- from disposals	86	42
- other	6,989	7,753
	7,075	7,795
	28,601	28,131

Trade receivables at June 30, 2015, decreased by euro 1,416 million from the prior year balance sheet date mainly in the Gas & Power segment (down euro 1,920 million). Such decrease was partially offset by the increase in the Exploration & Production segment (up euro 334 million).
Trade receivables are stated net of the valuation allowance for doubtful accounts of euro 2,565 million (euro 2,353 million at December 31, 2014).

(euro million)	Carrying amount at December 31, 2014	Additions	Deductions	Other changes	Carrying amount at June 30, 2015

Reserve of allowance for doubtful accounts:
- trade receivables	1,674	335	(176)	19	1,852
- financing receivables	59			5	64
- other receivables	620		(19)	48	649
	2,353	335	(195)	72	2,565

The allowance for doubtful accounts amounted to euro 335 million (euro 197 million in the first half of 2014) and related to the following business segments: (i) the Gas & Power segment for euro 182 million in relation to Italian retail customers who were experiencing financial difficulties. Eni adopted all the necessary actions to mitigate the counterparty risk by large-scale recovery of doubtful accounts through settlement agreements or specific external services; and (ii) Engineering & Construction segment for euro 135 million.
Deductions amounting to euro 176 million (euro 26 million in the first half of 2014) related to the Gas & Power segment for euro 109 million and to the Engineering & Construction segment for euro 36 million.
In the first half of 2015, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse for euro 1,641 million, due beyond June 30, 2015 (euro 1,375 million at December 31, 2014, due in 2015). Transferred receivables mainly related to the Gas & Power segment (euro 1,324 million), the Refining & Marketing and Chemical segment (euro 201 million) and the Engineering & Construction (euro 116 million). Furthermore, the Engineering & Construction segment transferred certain trade receivables without recourse due beyond June 30, 2015 for euro 248 million through Eni’s subsidiary Serfactoring SpA (euro 419 million at December 31, 2014, due in 2015).
Trade receivables amounting to euro 966 million (euro 763 million at December 31, 2014) were overdue in the Exploration & Production segment at the balance sheet date and related to hydrocarbons supplies to Egyptian State-owned companies. Such amount is expected to be significantly reduced in the second half of 2015 due to the implementation of an oil agreement with the counterparties, which defines, among other things, new modalities to recover overdue amounts of trade receivables.
Trade receivables included amounts withheld to guarantee certain contract work in progress for euro 167 million (euro 153 million at December 31, 2014).

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Financing receivables associated with operating purposes of euro 1,580 million (euro 1,262 million at December 31, 2014) included loans granted to unconsolidated subsidiaries, joint ventures and associates to fund the execution of capital projects for euro 1,080 million (euro 811 million at December 31, 2014) and cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 407 million (euro 332 million at December 31, 2014).
Financing receivables not associated with operating activities amounted to euro 463 million (euro 555 million at December 31, 2014) and related to: (i) restricted deposits in escrow for euro 341 million of Eni Trading & Shipping SpA (euro 287 million at December 31, 2014) of which euro 237 million with Citigroup Global Markets Ltd, euro 91 million with BNP Paribas and euro 13 million with ABN AMRO relating to derivatives; (ii) to receivables relating margins on derivatives of Eni Trading & Shipping SpA for euro 68 million (euro 203 million at December 31, 2014); and (iii) restricted deposits in escrow of receivables of the Engineering & Construction segment for euro 25 million (same amount as of December 31, 2014).
Receivables related to divesting activities of euro 42 million (euro 86 million at December 31, 2014) related for euro 8 million (euro 52 million at December 31, 2014) to the divestment finalized in June 2012 of a 3.25% interest in the Karachaganak project (equal to Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. Eni agreed to collect the cash consideration in 36 monthly installments starting from July 2012. The receivable accrues interest income at market rates.
Other receivables of euro 7,753 million (euro 6,989 million at December 31, 2014) increased of euro 764 million primarily as a result of foreign currency translation differences (euro 458 million) and included euro 730 million (euro 663 million at December 31, 2014) of receivables related to the recovery of costs incurred for two oil projects of the Exploration & Production segment. In the recent years, Eni commenced two arbitration proceedings which outcomes were a favorable final award in one case and a partial award in the other. In relation to the latter, a final award could be issued by the Arbitration Committee on condition that restrictive measures which were issued by a local court, preventing the continuation of this arbitration is revoked.
Receivables amounting to euro 91 million at December 31, 2014 to be paid by gas customers for amounts of gas to be delivered following the triggering of the take-or-pay clause provided for by the relevant long-term contracts were fully cashed in the semester.
Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value approximated the carrying amount.
Receivables with related parties are described in note 35 – Transactions with related parties.

8 Inventories

December 31, 2014	June 30, 2015

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	468	210		2,177	2,855	491	168		2,440	3,099
Products being processed and semi-finished products	34	11		1	46	69	13		1	83
Work in progress			1,768		1,768			1,830		1,830
Finished products and goods	2,022	699		131	2,852	1,661	529		150	2,340
Certificates and emission rights				34	34				34	34
	2,524	920	1,768	2,343	7,555	2,221	710	1,830	2,625	7,386

Contract work in progress for euro 1,830 million (euro 1,768 million at December 31, 2014) related to the Engineering & Construction segment for euro 1,817 million (euro 1,757 million at December 31, 2014) and included variations and claims under negotiation (change orders and claims). Information on contract work in progress is provided in note 28 – Revenues. As of December 31, 2014 and June 30, 2015, there were no prepayments from customers offsetting the related contracts work in progress.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Certificates and emission rights of euro 34 million (same amount as of December 31, 2014) are evaluated at fair value based on market prices.
Inventories of euro 99 million (euro 213 million at December 31, 2014) were pledged as a guarantee for the payment of storage services.
Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Changes	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the year

December 31, 2014
Gross carrying amount	8,126	(185)			26	271	(211)	8,027
Loss provision	(187)		(371)	57		(8)	37	(472)
Net carrying amount	7,939	(185)	(371)	57	26	263	(174)	7,555
June 30, 2015
Gross carrying amount	8,027	(670)			(5)	212	84	7,648
Loss provision	(472)		(716)	933	1	(8)		(262)
Net carrying amount	7,555	(670)	(716)	933	(4)	204	84	7,386

Negative changes of the period amounting to euro 670 million related to Gas & Power segment for euro 387 million, the Refining & Marketing and Chemical segment for euro 465 million, partially offset by the increase of the Exploration & Production segment for euro 137 million. Additions and deductions of the loss provision for euro 716 million and euro 933 million primarily related to the Refining & Marketing business line (euro 667 million and euro 877 million, respectively), in particular, in relation to the alignment of the weighted average cost for inventories of crude oil and refined products to their net realizable values as of June 30, 2015.

9 Other current assets

(euro million)	December 31, 2014	June 30, 2015

Fair value of cash flow hedge derivatives	41	34
Fair value of other derivatives	3,258	2,192
Other current assets	1,086	1,110
	4,385	3,336

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or alternatively, appropriate valuation methods commonly used in the marketplace.
Fair value of cash flow hedge derivatives of euro 34 million (euro 41 million at December 31, 2014) related to commodity hedging entered by the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated to highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by June 30, 2016 is disclosed in note 19 – Other current liabilities; positive and negative fair value of contracts expiring beyond June 30, 2016 is disclosed in note 15 – Other non-current assets and in note 23 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in note 25 – Shareholders’ equity and in note 29 – Operating expenses. Information on hedged risks and hedging policies is disclosed in note 27 – Guarantees, commitments and risks - Risk factors.
Fair value of other derivatives of euro 2,192 million (euro 3,258 million at December 31, 2014) consisted of: (i) euro 1,298 million (euro 2,246 million at December 31, 2014) of commodity derivatives entered by the Gas & Power segment for trading purposes and proprietary trading; (ii) euro 890 million (euro 978 million at December 31, 2014)

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

of derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; and (iii) euro 4 million (euro 34 million at December 31, 2014) of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.
Other assets amounting to euro 1,110 million (euro 1,086 million at December 31, 2014) included gas volumes prepayments of euro 550 million (euro 496 million at December 31, 2014) that were made in previous reporting period due to the take-or-pay obligations in the Company’s long-term supply contracts, as the Company is forecasting to make-up the underlying gas volumes in the next 12 months based on its sales plans and the flexibility achieved following the round of renegotiations closed in 2014. In the first half of 2015, the carrying amount of the prepayment, assimilated to a credit in kind, was written down by euro 8 million. The portion that Eni expects to recover beyond 12 months is provided in note 15 – Other non-current assets.
Transactions with related parties are described in note 35 – Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Non-current assets

10 Property, plant and equipment

(euro million)	Gross book amount at December 31, 2014	Provisions for depreciation and impairments at December 31, 2014	Net book amount at December 31, 2014	Additions	Depreciation	Impairment losses	Currency translation differences	Other changes	Net book amount at June 30, 2015	Gross book amount at June 30, 2015	Provisions for depreciation and impairments at June 30, 2015

Property, plant and equipment	174,027	102,065	71,962	5,753	(4,861)	(353)	4,251	93	76,845	189,168	112,323

A breakdown of capital expenditures made in the first half of 2015 by segment is provided below:

(euro million)	First half 2014	First half 2015

Capital expenditure
Exploration & Production	3,974	5,336
Gas & Power	47	32
Refining & Marketing and Chemicals	345	251
Engineering & Construction	324	265
Corporate and Other activities	37	9
Elimination of intragroup profits	25	(140)
	4,752	5,753

In preparing this Interim Report for the first half of 2015, management did not identify any impairment indicator in relation to the Cash Generating Unit (CGU) pertaining to the oil&gas segments with respect to the Annual Report 2014. Management adopted a price scenario which incorporated the latest trends in the forward prices of commodities and market spreads, while confirming its long-term assumptions for the Brent crude oil price at 90 $/bbl (in real terms in 2019) and other relevant variables (refining margin, gross margin of petrochemical plants and others). Furthermore, the negative difference between the market capitalization of Eni (euro 58.2 billion) and the consolidated net assets (euro 61.9 billion) as of June 30, 2015 has improved compared to the Annual Report 2014 (-6% compared to -15%). However, management decided to re-perform the impairment review of the most risky CGUs in the Group portfolio. In particular, in the Exploration & Production segment management considered the CGUs with large net book value and small headroom (excess of the value-in-use in respect of the net book value), the CGUs written down at the most recent balance sheet date, the CGUs comprising unproved mineral interests and other CGUs regarded as critical because of qualitative factors, in order to verify the impact on the recoverability of the net book values of updated projections of operating and development costs and reserves profiles. Furthermore, considering the exposure to the volatility of the price/margin scenario for the commodities, management re-performed the impairment review at: (i) all of the power plants; (ii) the main CGUs of the R&M business; and (iii) all of the CGUs of the Chemical business.
These selected assets provided a coverage of about 50% of the Group total tangible assets excluding Saipem.
Taking into account of the updated scenario, the review essentially confirmed the book value of the selected CGUs, with the exception of a marginal oil & gas property (impaired for euro 49 million) and a small charge relating to power plants (euro 16 million). In spite of improved refining margins and petrochemical products gross margins recorded in the first half and expected in short-term forecasts, management did not modify its view about the structural issues of these two businesses. Therefore, management did not performed any asset write-up of previously impaired refineries and petrochemical plants, while stay-in-business capital expenditures incurred in the period at those assets was fully impaired (euro 48 million and euro 4 million, respectively).
The criteria adopted by Eni in identifying the Group Cash Generating Unit (CGU) and in reviewing the recoverability of carrying amounts remained unchanged in respect of the Annual Report 2014 (see note 16 –

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Property, plant and equipment). In particular, in preparing the Interim Report 2015, management maintained unchanged the estimation of the post-tax rate for discounting the future cash flows of the CGUs equal to the weighted average cost of the capital to Eni, adjusted to factor in risks specific to each country of activity (WACC adjusted). Such estimation considered a reduction in the Italian sovereign risk reflected in the expectations of lower yields for ten-year government bonds and in a reduction of the cost of net borrowings to the Group based on observed trends in the main rate benchmarks and an expected increased use of the gearing. Those positives were partially offset by an increase in the beta of the Eni share. Only for the Gas & Power segment, management assessed a reduction of 70 basis points of the discount rate because of the improving macroeconomic outlook in the Eurozone reflected in a lower country risk premium in respect of the average Eni’s portfolio. The WACC rates applied in this interim report ranged from 4.8% to 6.9%.
Management performed a sensitivity analysis for assess the fairness of its assumptions and the results of the impairment test. Given the volatility in the oil market and the uncertainties about a recovery in oil prices, management tested the resilience of the headroom in a sample of oil&gas properties subjected to impairment test. These assets were selected based on the relevance of the invested capital and a headroom lower than 10% of the book value. The stress test consisted of applying a 10% reduction in the Brent price across all years of the cash flow projections, holding all other operating conditions unchanged. No significant impacts were observed. Finally, for the Kashagan project the headroom was tested by assuming a one-year delay in the restart of production. Also in this case, the result of the review was without significant effects in the dimension of the headroom.
With regards to the Engineering & Construction segment, Saipem launched a strategic review of the business (which is described in the section "Operating review - Engineering & Construction" of the management’s discussion) considering the deterioration in the competitive environment in the oil service segment driven by weak oil prices which have negatively impacted the spending plans of the clients. As part of this review, Saipem decided to re-perform the impairment test at all its CGUs by using the same methodology adopted for the annual report 2014. Value in use was determined by discounting future post-tax cash flows at a discount rate of 5.9%, 100 basis points lower than the rate used in the annual report 2014. The discount rate benefited from the reduction of the beta of Saipem which effect added to the improvement of the parameters derived from Eni’s ones (the risk-free rate, the cost of net borrowings and the increased gearing). Furthermore, following the strategic review performed, the Company recorded impairments for euro 211 million in relation to logistic hubs and low-quality vessels based on expectations of lower utilization rates.
Foreign currency translation differences of euro 4,251 million primarily related to translations of entities accounts denominated in U.S. dollar (euro 3,838 million), entities accounts denominated in British pound (euro 185 million) and entities accounts denominated in Norwegian krone (euro 162 million).
Other changes of euro 93 million included the initial recognition and change in estimates of decommissioning costs and site restoration in the Exploration & Production segment (euro 144 million) and, as decrease, sale of assets (total book value euro 63 million).
Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book amount at December 31, 2014	Reclassification to proved mineral interest	Other changes and currency translation differences	Book amount at June 30, 2015

Congo	1,214	(2)	103	1,315
Nigeria	823		70	893
Turkmenistan	524		45	569
Algeria	373		32	405
United States	123	(20)	11	114
Egypt	35	(6)	7	36
	3,092	(28)	268	3,332

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Contractual commitments related to the purchase of property, plant and equipment are included in note 27 – Guarantees, commitments and risks - Liquidity risk.

11 Intangible assets

(euro million)	Gross book amount at December 31, 2014	Provisions for amortization and impairments at December 31, 2014	Net book amount at December 31, 2014	Additions	Amortization	Currency translation differences	Other changes	Net book amount at June 30, 2015	Gross book amount at June 30, 2015	Provisions for amortization and impairments at June 30, 2015

Intangible assets with finite useful lives	9,477	8,029	1,448	484	(642)	25	11	1,326	10,112	8,786
Intangible assets with indefinite useful lives
Goodwill			2,197			28		2,225
			3,645	484	(642)	53	11	3,551

Capital expenditures of euro 484 million (euro 772 million in the first half of 2014) included exploration drilling expenditures of the Exploration & Production segment which were fully amortized as incurred for euro 441 million (euro 693 million in the first half of 2014) and license acquisition costs of euro 6 million (euro 4 million in the first half of 2014) primarily related to acquisitions of new exploration acreage in United Kingdom and Ivory Coast. Amortization of euro 642 million (euro 941 million in the first half of 2014) included the amortization of license acquisition costs for euro 78 million (euro 123 million in the first half of 2014).
The carrying amount of goodwill at the end of the period was euro 2,225 million (euro 2,197 million at December 31, 2014) net cumulative impairment charges amounting to euro 2,362 million (euro 2,353 million at December 31, 2014).
A breakdown of the stated goodwill by operating segment is provided below:

(euro million)	December 31, 2014	June 30, 2015

Gas & Power	1,025	1,025
Engineering & Construction	747	748
Exploration & Production	323	350
Refining & Marketing	102	102
	2,197	2,225

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition.
Goodwill has been allocated to the following CGUs.

Gas & Power segment

(euro million)	December 31, 2014	June 30, 2015

Domestic gas market	835	835
Foreign gas market	190	190
- of which European gas market	188	188
	1,025	1,025

In the Gas & Power segment, the goodwill allocated to the CGU domestic gas market was recognized upon the buy-out of the former Italgas SpA minorities in 2003 through a public offering (euro 706 million). The Company engaged in the retail sale of gas to the residential sector. In addition, further goodwill amounts have been allocated over the years following business combinations with small, local companies selling gas to residential customers in focused territorial reach and municipalities synergic to Eni’s activities, the latest acquisition of which was Acam Clienti SpA finalized in 2014 (with an allocated goodwill of euro 32 million). In the

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first half of 2015, management did not identify any impairment indicator. The criteria adopted by Eni in reviewing the recoverability of the goodwill and the relevant sensitivity analysis remained unchanged in respect of the Annual Report 2014 (see note 18 – Intangible assets).
Goodwill allocated to the CGU European gas market amounting to euro 188 million was recorded following the business combinations of Altergaz SA (now Eni Gas & Power France SA) in France, Nuon Belgium NV (now merged in Eni Gas & Power NV) in Belgium, whose carrying amounts are valued on a stand-alone basis. The management did not identify any impairment indicator in the first half of 2015.

Engineering & Construction segment

(euro million)	December 31, 2014	June 30, 2015

Offshore E&C	415	415
Onshore E&C	313	314
Other	19	19
	747	748

The segment goodwill of euro 748 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs Offshore E&C and Onshore E&C. Saipem, based on the same drivers which prompted a re-performing of the impairment review of all the subsidiary tangible assets (see note 10), decided to re-perform the impairment test at both the CGUs to which goodwill was allocated to verify the recoverability of their carrying amounts including any amounts of allocated goodwill. The impairment review confirmed the recoverability of the carrying amounts of both CGUs.
The values-in-use was derived from the four-year plan 2015-2018, which was updated to factor in expected results of operations for the current year and the impact of current business trends trend on future results. The cash flows were discounted at a rate of 5.9% (in reduction of 100 b.p. compared to the Annual Report 2014, see note 10 – Property, plant and equipment).
The terminal value of both CGUs, which comprises future cash flows beyond the plan period, was estimated based on the perpetuity model. It was assumed a perpetual growth rate equal to zero in real terms (unchanged from 2014) to appreciate the expected long-term growth of the business, which was applied to the last cash flow of the plan projections, normalized to reflect the cyclicality observed in the business.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.

12 Investments

(euro million)	Net book amount at December 31, 2014	Additions and subscriptions	Divestments and reimbursements	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Changes in fair value	Currency translation differences	Other changes	Net book amount at June 30, 2015

Equity accounted investments	3,115	107	(8)	45	(43)		171	8	3,395
Other investments	2,015	1	(42)			177	17	12	2,180
	5,130	108	(50)	45	(43)	177	188	20	5,575

In the first half of 2015, En, made investments of euro 107 million directed to equity-accounted entities which are executing capital projects in the interest of Eni: (i) Angola LNG Ltd (euro 67 million) which currently engages in upgrading a liquefaction plant in order to monetize Eni’s gas reserves in that Country (Eni’s interest in the project being 13.6%); and (ii) PetroJunin SA (euro 25 million) which is developing a crude oil field in Venezuela.
The share of profit and loss of equity-accounted investments of euro 45 million primarily referred to PetroJunin SA (euro 34 million), Eni BTC Ltd (euro 19 million), United Gas Derivatives Co (euro 11 million), Eteria Parohis Aeriou

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Thessalonikis AE (euro 8 million), CARDÓN IV SA (euro 6 million) and, as decrease, Angola LNG Ltd (euro 18 million) and Unión Fenosa Gas SA (euro 11 million). Losses at the equity-accounted investment in Angola LNG Ltd related to pre-production expenses and operating costs associated with the start-up of a liquefaction plant.
Deductions for dividend distribution of euro 43 million primarily related to Unión Fenosa Gas SA (euro 13 million), United Gas Derivatives Co (euro 12 million) and Eteria Parohis Aeriou Thessalonikis AE (euro 8 million).
Currency translation differences of euro 188 million were essentially related to translation of entities accounts denominated in U.S. dollar (euro 184 million).
A fair value adjustment was recognized for euro 177 million relating the interests held in Galp Energia SGPS SA for euro 129 million and in Snam SpA for euro 48 million. Such amounts were reported through profit in application of the fair value option provided by IAS 39 in order to eliminate an accounting mismatch derived from the measurement at fair value through profit of the options embedded in the convertible bonds. As of June 30, 2015, such valuation led to the recognition of an expense of euro 16 million reflecting, in particular, the appreciation of Snam shares, while the option related to Galp has remained out-of-the-money. The repurchase of a portion of the convertible bond into Galp shares owned by bondholders (about 50% of the nominal value), which was settled June 4, 2015, did not affect the classification of the corresponding portion of shares of Galp.
Other investments of euro 2,180 million included the investments valued at fair value in Snam SpA and Galp Energia SGPS SA (euro 1,881 million).
At June 30, 2015, Eni holds 288,683,602 shares of Snam’s outstanding share capital which are underlying the euro 1,250 million convertible bond, issued on January 18, 2013 due on January 18, 2016. At June 30, 2015, the retained interest in Snam SpA was stated at fair value for euro 1,232 million determined at a market price of euro 4.268 per share.
At June 30, 2015, Eni holds 61,680,259 shares of Galp’s outstanding share capital of which 33,124,670 shares are underlying the euro 513 million convertible bond, issued on November 30, 2012 due on November 30, 2015. At June 30, 2015, the retained interest in Galp Energia SGPS SA was stated at fair value for euro 649 million determined at a market price of euro 10.52 per share.
Investments in subsidiaries, joint arrangements and associates as of June 30, 2015 are presented in annex "List of companies owned by Eni SpA as of June 30, 2015".

13 Other financial assets

(euro million)	December 31, 2014	June 30, 2015

Receivables held for operating purposes	946	1,006
Securities held for operating purposes	76	88
	1,022	1,094

Financing receivables for operating purposes are stated net of the valuation allowance for doubtful accounts of euro 160 million (euro 134 million at December 31, 2014).

(euro million)	Amount at December 31, 2014	Additions	Other changes	Amount at June 30, 2015

Reserve of allowance for doubtful accounts of financing receivables	134	19	7	160

Financing receivables for operating purposes of euro 1,006 million (euro 946 million at December 31, 2014) primarily pertained to loans granted by the Exploration & Production segment (euro 658 million), the Gas & Power segment (euro 175 million) and the Refining & Marketing and Chemical segment (euro 79 million). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 233 million (euro 239 million at December 31, 2014).

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Securities of euro 88 million (euro 76 million at December 31, 2014), designated as held-to-maturity investments, are listed bonds issued by sovereign states for euro 81 million (euro 69 million at December 31, 2014) and by the European Investment Bank for euro 7 million (same amount as of December 31, 2014). Securities amounting to euro 20 million (same amount as of December 31, 2014) were pledged as guarantee of the deposit for gas cylinders as provided for by the Italian law.
The following table analyses securities by issuing entity:

Amortized cost (euro million)	Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P

Sovereign states
Fixed rate bonds
Italy	23	24	25	from 0.75 to 5.75	from 2015 to 2019	Baa2	BBB-
Spain	15	14	15	from 1.40 to 4,30	from 2019 to 2020	Baa2	BBB
Ireland	9	8	9	from 4.40 to 4.50	from 2018 to 2019	Baa1	A+
Poland	3	2	3	4.20	2020	A2	A-
Slovenia	3	2	2	4.13	2020	Baa3	A-
Belgium	2	2	2	1.25	2018	Aa3	AA
Floating rate bonds
Italy	13	13	13		from 2015 to 2016	Baa2	BBB-
Belgium	7	7	7		2016	Aa3	AA
Mozambique	4	4	4		from 2015 to 2019	B1	B-
Slovakia	2	2	2		2015	A2	A
Total sovereign states	81	78	82
European Investment Bank	7	7	7		from 2016 to 2018	Aaa	AAA
	88	85	89

The valuation at fair value of receivables for financing operating activities of euro 1,045 million has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.1% to 3.0% (0.2% and 2.7% at December 31, 2014).
The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in note 35 – Transactions with related parties.

14 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 4,265 million (euro 3,915 million at December 31, 2014).

(euro million)	Amount at December 31, 2014	Additions, net	Currency translation differences	Other changes	Amount at June 30, 2015

5,231	586	426	(592)	5,651

Deferred tax assets related to the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes for euro 2,717 million (euro 2,929 million at December 31, 2014) were recorded on the operating losses of the reporting period and the recognition of deferred deductible costs within the limits of the amounts expected to be recovered in future years based on the expected future profit before income taxes. The forecasts for future taxable income beyond 2015 are those adopted in the 2014 Annual Report.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Deferred tax liabilities are described in note 22 – Deferred tax liabilities.
Income taxes are described in note 32 – Income tax expense.

15 Other non-current assets

(euro million)	December 31, 2014	June 30, 2015

Tax receivables	1,223	1,246
Receivables related to divestments	636	644
Other receivables	153	66
Fair value of non-hedging derivatives	196	156
Fair value of cash flow hedge derivatives		3
Other asset	565	455
	2,773	2,570

Tax receivables of euro 1,246 million (euro 1,223 million at December 31, 2014) regarded receivables from Italian Fiscal Authorities for euro 973 million (euro 958 million at December 31, 2014) and receivables from non-Italian Fiscal Authorities for euro 273 million (euro 265 million at December 31, 2014).
Receivables from divestments amounted to euro 644 million (euro 636 million at December 31, 2014) and included: (i) a receivable of euro 443 million (euro 401 million at December 31, 2014) related to the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh government, which became effective. The reimbursement of the receivable is provided for in three annual installments commencing from the date in which production target agreed will be reached. The receivable accrues interest income at market rates; (ii) the residual outstanding amount of euro 102 million (euro 123 million at December 31, 2014) recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oil field in 2006. The receivable accrues interests at market conditions as the collection has been fractionated in installments. As agreed by the parties, the reimbursement can be made also in kind through equivalent assignment of volumes of crude oil. In the first half of 2015, reimbursements amounted to euro 33 million (US$ 36 million). Negotiations are ongoing to define the final reimbursement by the year-end of the outstanding receivable.
Derivative fair values are calculated based on market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging derivatives of euro 156 million (euro 196 million at December 31, 2014) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not relate to specific trade or financing transactions.
Fair values of cash flow hedge derivatives of euro 3 million as of December 31, 2014 related to the Gas & Power segment. These derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 9 – Other current assets. Fair value related to the contracts expiring beyond June 30, 2016 is disclosed in note 23 – Other non-current liabilities; fair value related to the contracts expiring by June 30, 2016 is disclosed in note 9 – Other current assets and in note 19 – Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed in note 25 – Shareholders’ equity and note 29 – Operating expenses. Information on hedged risks and hedging policies is disclosed in note 27 – Guarantees, commitments and risks - Risk factors.
Other non-current assets amounted to euro 455 million (euro 565 million at December 31, 2014), of which euro 315 million (euro 395 million at December 31, 2014) were deferred costs relating to the obligation to pay in advance the contractual price of the volumes of gas which the Company failed to collect up to the minimum contractual take in previous reporting periods in order to fulfill the take-or-pay clause provided by the relevant long-term supply contracts. In accordance with those arrangements, the Company is contractually required to collect minimum annual quantities of gas, or in case of failure, is contractually obliged to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to off-

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

take the prepaid volumes in future years alongside contract execution, up to contract expiration or in a shorter term as the case may be. Those deferred costs, which are equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. In the first half of 2015, based on this accounting principle was recorded an impairment loss of euro 16 million. A portion of these deferred costs were reclassified as current assets, as the Company plans to lift the prepaid quantities within June 30, 2016 (euro 62 million). The residual deferred costs were classified as non-current assets, as the Company plans to lift the prepaid quantities beyond the term of 12 months. Despite the weak market conditions in the European gas sector due to declining demand and strong competitive pressures fuelled by oversupplies, management plans to recover those prepaid volumes within the plan horizon by leveraging on an improved competitiveness of the Company in the gas market, the renegotiations whereby the Company achieved a reduction in annual minimum quantities and other actions of commercial optimizations as a result of the Company’s simultaneous presence in different markets and the availability of assets (logistics capacity, transportation rights).
Receivables with related parties are described in note 35 – Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Current liabilities

16 Short-term debt

(euro million)	December 31, 2014	June 30, 2015

Commercial papers	1,926	4,022
Banks	435	678
Other financial institutions	355	399
	2,716	5,099

The increase in short-term debt of euro 2,383 million includes net assumptions for euro 1,925 million and currency translation differences for euro 158 million. Commercial papers of euro 4,022 million (euro 1,926 million at December 31, 2014) were issued by the Group’s financial subsidiaries Eni Finance USA Inc (euro 2,027 million) and Eni Finance International SA (euro 1,995 million).
At June 30, 2015, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 40 million and euro 12,552 million, respectively (euro 41 million and euro 12,657 million at December 31, 2014). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.
As of June 30, 2015, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities with the exception of a financing agreement entered by the Engineering & Construction segment amounting to euro 250 million signed in 2014 and classified among the long-term financial liabilities as of December 31, 2014. Such agreement required Saipem to maintain specific consolidated financial statements ratios. The financing agreement was reclassified among current financial liabilities as the result of the negative value of EBITDA as of June 30, 2015, which resulted in failure to comply with a contractually agreed financial ratio, which breach would allow the lender to claim anticipated repayment of the financing.
Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.
Payables due to related parties are described in note 35 – Transactions with related parties.

17 Trade and other payables

(euro million)	December 31, 2014	June 30, 2015

Trade payables	15,015	14,253
Advances	2,278	2,387
Other payables
- related to capital expenditure	2,693	2,723
- others	3,717	3,784
	6,410	6,507
	23,703	23,147

The decrease in trade payables for euro 762 million primarily related to the Gas & Power segment (euro 1,087 million), partially offset by the increase in the Exploration & Production segment (euro 175 million).
Down payments and advances1 for euro 2,387 million (euro 2,278 million at December 31, 2014) related to contract work in progress in the Engineering & Construction segment for euro 1,380 million and euro 594 million, respectively (euro 1,314 million and euro 620 million at December 31, 2014, respectively).

(1) Down payments received for long-term contracts in progress correspond to the amounts invoiced to customers in excess of the work accrued at the end of the reporting period based on the percentage of completion. Advances on long-term contracts in progress include advanced payments made by customers and contractually agreed; these advanced payments are used during the contract execution in connection with the invoicing of the works performed.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Because of the short-term maturity and conditions of remuneration of trade payables, the fair value approximated the carrying amount.
Payables due to related parties are described in note 35 – Transactions with related parties.

18 Income taxes payable

(euro million)	December 31, 2014	June 30, 2015

Italian subsidiaries	73	86
Subsidiaries outside Italy	461	509
	534	595

Income tax expenses are described in note 32 – Income taxes.

19 Other current liabilities

(euro million)	December 31, 2014	June 30, 2015

Fair value of cash flow hedge derivatives	510	485
Fair value of other derivatives	3,601	2,220
Other liabilities	378	292
	4,489	2,997

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.
The fair value of cash flow hedge derivatives amounting to euro 485 million (euro 510 million at December 31, 2014) essentially related derivatives designated to hedge exchange rate and commodity risk exposures of the Gas & Power segment (euro 476 million) as described in note 9 – Other current assets. Fair value of contracts expiring by June 30, 2016 is disclosed in note 9 – Other current assets; fair value of contracts expiring beyond June 30, 2016 is disclosed in note 23 – Other non-current liabilities and in note 15 – Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed in note 25 – Shareholders’ equity and in note 29 – Operating expenses. Information on hedged risks and hedging policies is disclosed in note 27 – Guarantees, commitments and risks - Risk factors.
Fair values of other derivatives of euro 2,220 million (euro 3,601 million at December 31, 2014) consisted of: (i) euro 2,145 million (euro 3,600 million at December 31, 2014) of derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices and commodity derivatives entered for trading purposes and proprietary trading; (ii) euro 75 million related to the call option embedded in the bonds convertible into Snam SpA ordinary shares. The value of the call option embedded related to Galp Energia SGPS SA is null. Further information is disclosed in note 20 – Long-term debt and current portion of long-term debt; and (iii) euro 1 million as of December 31, 2014 related to fair value hedge derivatives.
Other current liabilities of euro 292 million (euro 378 million at December 31, 2014) included advances recovered from gas customers who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract for euro 19 million (euro 31 million at December 31, 2014) and the current portion of advances received from Suez following a long-term agreement for supplying natural gas and electricity for euro 77 million (euro 78 million at December 31, 2014). The non-current portion is disclosed in note 23 – Other non-current liabilities.
Transactions with related parties are described in note 35 – Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Non-current liabilities

20 Long-term debt and current portion of long-term debt

		December 31, 2014		June 30, 2015
i	i		i
(euro million)	i	Long-term portion	i	Short-term portion	i	Total	i	Long-term portion	i	Short-term portion	i	Total
i	i
Banks	2,536	236	2,772	3,188	251	3,439
Ordinary bonds	15,359	2,565	17,924	15,005	1,967	16,972
Convertible bonds	1,239	1,024	2,263		1,759	1,759
Other financial institutions	182	34	216	153	38	191
	19,316	3,859	23,175	18,346	4,015	22,361

Long-term debt and the short-term portion of long-term debt of euro 22,361 million (euro 23,175 million at December 31, 2014) decreased by euro 814 million. The decrease comprised repayments made for euro 2,766 million net of new issuance for euro 2,004 million and currency translation differences relating foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for euro 218 million.
Debt due to other financial institutions of euro 191 million (euro 216 million at December 31, 2014) included euro 27 million of finance lease transactions (euro 28 million at December 31, 2014).
Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long-term and medium-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At June 30, 2015, debts subjected to restrictive covenants amounted to euro 2,233 million (euro 2,314 million and December 31, 2014). A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations.
Ordinary bonds of euro 16,972 million (euro 17,924 million at December 31, 2014) consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 14,543 million and other bonds for a total of euro 2,429 million.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

The following table provides a breakdown of bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2015:

i	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i	i	i	i	i	i	i	i	i		i
(euro million)	i	i	i	i	i	i	i	i	i	from	i	to	i	from	i	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	44	1,544	EUR		2019		4.125
Eni SpA	1,500	30	1,530	EUR		2016		5.000
Eni SpA	1,250	33	1,283	EUR		2017		4.750
Eni SpA	1,200	40	1,240	EUR		2025		3.750
Eni SpA	1,000	21	1,021	EUR		2023		3.250
Eni SpA	1,000	13	1,013	EUR		2020		4.250
Eni SpA	1,000	12	1,012	EUR		2018		3.500
Eni SpA	1,000	7	1,007	EUR		2029		3.625
Eni SpA	1,000	(2)	998	EUR		2020		4.000
Eni SpA	1,000	(2)	998	EUR		2026		1.500
Eni SpA	800	11	811	EUR		2021		2.625
Eni SpA	750	(3)	747	EUR		2019		3.750
Eni Finance International SA	633	11	644	GBP	2018	2021	4.750	6.125
Eni Finance International SA	395	2	397	EUR	2017	2043	3.750	5.441
Eni Finance International SA	190	1	191	YEN	2015	2037	1.655	2.810
Eni Finance International SA	89	2	91	USD		2015		4.800
Eni Finance International SA	16		16	EUR		2015		variable
	14,323	220	14,543
Other bonds
Eni SpA	1,109	32	1,141	EUR		2017		4.875
Eni SpA	403	2	405	USD		2020		4.150
Eni SpA	313		313	USD		2040		5.700
Eni SpA	215		215	EUR		2017		variable
Eni USA Inc	358	(3)	355	USD		2027		7.300
	2,398	31	2,429
	16,721	251	16,972

Ordinary bonds maturing within 18 months for euro 1,674 million were issued by Eni SpA (euro 1,530 million) and Eni Finance International SA (euro 144 million). During the first half of 2015, Eni SpA issued new ordinary bonds for euro 998 million.
The following table provides a breakdown of convertible bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2015:

(euro million)	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i
Issuing entity
Eni SpA	1,250	(2)	1,248	EUR	2016	0.625
Eni SpA	513	(2)	511	EUR	2015	0.250
	1,763	(4)	1,759

Convertible bond amounting to euro 1,248 million (nominal value of euro 1,250 million) is exchangeable into ordinary shares of Snam SpA and is due within 18 months. Underlying the exchangeable bond are approximately 288.7

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

million ordinary share capital of Snam, corresponding to approximately 8.25% of the current outstanding share capital at a strike price of approximately euro 4.33 a share. As of June 30, 2015, the call option was out of the money.
Convertible bond amounting to euro 511 million (nominal value of euro 513 million) is exchangeable into ordinary shares of Galp Energia SGPS SA due within the next 18 months. Underlying the exchangeable bond are approximately 33.1 million ordinary shares of Galp, corresponding to approximately 4% of the current outstanding share capital of Galp at a strike price of approximately euro 15.50 a share. The bond was issued on November 30, 2012. As of June 30, 2015, the call option was out of the money. As part of its outstanding euro 1,028 million Exchangeable Bonds due in 2015, Eni being the issuer decided to accept the offer of bondholders to tender their notes for purchase by cash in the aggregate principal amount of euro 514.9 million. The purchase price was determined pursuant to a tender offer procedure by means of a competitive bid. The purchase price paid by Eni for the Notes validly tendered and accepted for purchase was set at euro 100,400 per euro 100,000 in principal amount of such notes (the "Purchase Price"). The transaction was settled June 4, 2015. Eni also paid interest income accrued until the settlement date. The Notes purchased by Eni will be cancelled in accordance with their terms and conditions, whereas the notes which were not successfully tendered and/or repurchased, will remain outstanding and subject to their terms and conditions.
Convertible bonds of both issues are stated at amortized cost, while the call option embedded in the bonds is measured at fair value through profit. Changes in fair value of the shares underlying the bonds were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception.
As of June 30, 2015, Eni had undrawn long-term committed borrowing facilities of euro 6,469 million (euro 6,598 million at December 31, 2014). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 14.3 billion were drawn as of June 30, 2015.
Fair value of long-term debt, including the current portion of long-term debt amounted to euro 24,186 million (euro 25,364 million at December 31, 2014):

(euro million)	December 31, 2014	June 30, 2015

Ordinary bonds	19,910	18,553
Convertible bonds	2,344	1,844
Banks	2,864	3,581
Other financial institutions	246	208
	25,364	24,186

The fair value of other bonds was calculated by discounting the expected future cash flows at discount rates ranging from 0.1% to 3.0% (0.2% and 2.7% at December 31, 2014).
As of June 30, 2015, Eni did not pledge restricted deposits as collateral against its borrowings.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Analysis of net borrowings
The analysis of net borrowings, as defined in the "Financial Review", was as follows:

(euro million)	December 31, 2014	June 30, 2015

i	i	Current	i	Non-current	i	Total	i	Current	i	Non-current	i	Total

A. Cash and cash equivalents	6,614		6,614	5,466		5,466
B. Held-for-trading financial assets	5,024		5,024	5,038		5,038
C. Available-for-sale financial assets	13		13	16		16
D. Liquidity (A+B+C)	11,651		11,651	10,520		10,520
E. Financing receivables	555		555	463		463
F. Short-term debt towards banks	435		435	678		678
G. Long-term debt towards banks	236	2,536	2,772	251	3,188	3,439
H. Bonds	3,589	16,598	20,187	3,726	15,005	18,731
I. Short-term debt towards related parties	181		181	215		215
L. Other short-term liabilities	2,100		2,100	4,206		4,206
M. Other long-term liabilities	34	182	216	38	153	191
N. Total borrowings (F+G+H+I+L+M)	6,575	19,316	25,891	9,114	18,346	27,460
O. Net borrowings (N-D-E)	(5,631)	19,316	13,685	(1,869)	18,346	16,477

Financial assets held for trading of euro 5,038 million (euro 5,024 million at December 31, 2014) were maintained by Eni SpA. For further information see note 5 – Financial assets held for trading.
Available-for-sale securities of euro 16 million (euro 13 million at December 31, 2014) were held for non-operating purposes. The Company held at the reporting date certain held-to-maturity and available-for-sale securities which were destined to operating purposes amounting to euro 337 million (euro 320 million at December 31, 2014), of which euro 249 million (euro 244 million at December 31, 2014) were held to hedge the loss reserve of Eni Insurance Ltd. Those securities are excluded from the calculation above.
Current financing receivables of euro 463 million (euro 555 million at December 31, 2014) were held for non-operating purposes, of which euro 409 million related to deposits for financial derivatives operations. The Company held at the reporting date certain financing receivables which were destined to operating purposes amounting to euro 1,580 million (euro 1,262 million at December 31, 2014), of which euro 1,080 million (euro 811 million at December 31, 2014) were in respect of financing granted to unconsolidated subsidiaries, joint ventures and affiliates which executed capital projects and investments on behalf of Eni’s Group companies and an euro 407 million cash deposit (euro 332 million at December 31, 2014) to hedge the loss reserve of Eni Insurance Ltd. Those financing receivables are excluded from the calculation above.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

21 Provisions for contingencies

(euro million)	Carrying amount at December 31, 2014	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Carrying amount at June 30, 2015

Provision for site restoration, abandonment and social projects	9,465		191	146	(114)		513	(37)	10,164
Environmental provision	2,811	132		(12)	(177)	(5)	1	(1)	2,749
Provision for legal and other proceedings	1,335	315			(432)	(40)	55	(8)	1,225
Provision for taxes	488	72		(1)	(78)		36	(28)	489
Loss adjustments and actuarial provisions for Eni's insurance companies	368	75			(85)			14	372
Provision for onerous contracts	327			1	(50)		21		299
Provision for redundancy incentives	235	3		3	(5)	(15)			221
Provision for green certificates	226				(38)	(1)			187
Provision for losses on investments	167	12				(6)	3	2	178
Provision for long-term construction contracts	101	88			(26)		1		164
Provision for disposal and restructuring	93	16			(20)		4		93
Provision for OIL insurance cover	77	1			(2)	(1)	1	11	87
Other (*)	205	22			(60)	(10)	6	(4)	159
	15,898	736	191	137	(1,087)	(78)	641	(51)	16,387

(*) Each individual amount included herein was lower than euro 50 million.

Additions and utilizations to the provisions for legal and other proceedings of euro 315 million and euro 432 million, respectively, mainly related to the Gas & Power segment and were recognized to take account of gas price revisions at both long-term supply and sale contracts, including the settlement of certain arbitrations.

22 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 4,265 million (euro 3,915 million at December 31, 2014).

(euro million)	Amount at December 31, 2014	Additions, net	Currency translation differences	Other changes	Amount at June 30, 2015

7,847	(326)	835	(551)	7,805

Deferred tax assets and liabilities consisted of the following:

(euro million)	December 31, 2014	June 30, 2015

Deferred tax liabilities	11,762	12,070
Deferred tax assets available for offset	(3,915)	(4,265)
	7,847	7,805
Deferred tax assets not available for offset	(5,231)	(5,651)
Net deferred tax liabilities	2,616	2,154

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

23 Other non-current liabilities

(euro million)	December 31, 2014	June 30, 2015

Fair value of non-hedging derivatives	143	70
Fair value of cash flow hedge derivatives		48
Current income tax liabilities	20	20
Other payables towards tax Authorities	5	5
Other payables	104	94
Other liabilities	2,013	2,008
	2,285	2,245

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging derivatives of euro 70 million (euro 143 million at December 31, 2014) related to derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices and commodity derivatives entered for trading purposes and proprietary trading (euro 84 million at December 31, 2014). The call option embedded in the bonds convertible into Snam SpA ordinary shares (euro 59 million at December 31, 2014) was reclassified in other current liabilities.
Fair value of cash flow hedge derivatives amounting to euro 48 million pertained to the Gas & Power segment and were designated to hedge exchange rate and commodity risk exposures as described in note 9 – Other current assets. Fair value of contracts expiring beyond June 30, 2016 is disclosed in note 15 – Other non-current assets; fair value of contracts expiring by June 30, 2016 is disclosed in note 19 – Other current liabilities and in note 9 – Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed in note 25 – Shareholders’ equity and in note 29 – Operating expenses. Information on hedged risks and hedging policies is disclosed in note 27 – Guarantees, commitments and risks - Risk factors.
Other liabilities of euro 2,008 million (euro 2,013 million at December 31, 2014) included: (i) advances received from Suez following a long-term agreement for supplying natural gas and electricity of euro 776 million (euro 812 million at December 31, 2014). The current portion is described in note 19 – Other current assets; and (ii) advances relating to amounts of gas of euro 293 million (euro 281 million at December 31, 2014) which were collected for amounts lower than the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sale contracts. Management believes that the underlying gas volumes will be off-taken beyond the twelve-month time horizon.
Liabilities with related parties are described in note 35 – Transactions with related parties.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

24 Assets held for sale and liabilities directly associated

Assets held for sale and liabilities directly associated with assets held for sale of euro 159 million and euro 53 million, respectively, essentially related to Eni Ceská Republika Sro and Eni Slovensko Spol Sro companies operating in the retail marketing of fuels, with activities in Czech Republic and Slovakia. The subsidiaries, following the agreement signed by Eni with local operators in May 2014 and the approval received by the competent European Antitrust Authorities, will be divested in the second semester of 2015. The carrying amount of assets held for sale and liabilities directly associated with assets held for sale was aligned at the lower between the book value and the expected sale price and amounted to euro 149 million (of which euro 45 million of current assets) and euro 53 million (of which euro 48 million of current liabilities), respectively. Eni will continue to operate in those countries through the wholesale marketing of lubricants.
Main divestments made in the first half 2015 were: (i) the sale of 100% stake of Eni Romania Srl, a company operating in the Refining & Marketing segment in Romania; (ii) the sale of 32.445% stake (entire stake own) in Ceská Rafinérská AS (CRC), a company operating in the refining activity in Czech Republic; (iii) the sale of a 20% stake (entire stake own) in Fertilizantes Nitrogenados de Oriente CEC and Fertilizantes Nitrogenados de Oriente SA, companies operating in the production of fertilizers in Venezuela; and (iv) the sale of a 76% stake in Inversora de Gas Cuyana SA (entire stake owned), a 6.84% stake in Distribudora de Gas Cuyana SA (entire stake owned), a 25% stake in Inversora de Gas del Centro SA (entire stake owned) and a 31.35% stake in Distribudora de Gas del Centro SA (entire stake owned), companies operating in the distribution and commercialization of natural gas in Argentina.
More information is provided in note 26 – Other information - Supplemental cash flow information and note 31 – Income (expense) from investments.

25 Shareholders’ equity

Non-controlling interest

(euro million)	Net profit	Shareholders' equity

First half 2014	First half 2015	December 31, 2014	June 30, 2015

Saipem SpA	56	(538)	2,398	1,923
Others	(99)	4	57	58
	(43)	(534)	2,455	1,981

Eni shareholders’ equity

(euro million)	December 31, 2014	June 30, 2015

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,201	6,201
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(284)	(166)
Reserve related to the fair value of available-for-sale securities net of the tax effect	11	8
Reserve related to the defined benefit plans net of tax effect	(122)	(124)
Other reserves	207	200
Cumulative currency translation differences	4,020	7,441
Treasury shares	(581)	(581)
Retained earnings	46,067	43,357
Interim dividend	(2,020)
Net profit for the year	1,291	591
	59,754	61,891

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Share capital
As of June 30, 2015, the parent company’s issued share capital consisted of euro 4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2014).
On May 13, 2015, Eni’s Shareholders’ Meeting declared to distribute a dividend of euro 0.56 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2014 dividend of euro 1.12 per share, of which euro 0.56 per share paid as interim dividend. The balance was paid on May 20, 2015, to shareholders on the register on May 18, 2015, record date on May 19, 2015.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve related to the fair value of cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans
The reserves related to the valuation at fair value of cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans, net of the related tax effect, consisted of the following:

Cash flow hedge derivatives	Available-for-sale financial instruments	Defined benefit plans	Total

(euro million)	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve

Reserve as of December 31, 2014	(384)	100	(284)	13	(2)	11	(154)	32	(122)	(525)	130	(395)
Changes of the period	57	(13)	44	(3)		(3)				54	(13)	41
Foreign currency translation differences							(3)	1	(2)	(3)	1	(2)
Amount recognized in the profit and loss account	101	(27)	74							101	(27)	74
Reserve as of June 30, 2015	(226)	60	(166)	10	(2)	8	(157)	33	(124)	(373)	91	(282)

Reserve for available-for-sale financial instruments net of tax effect of euro 8 million (euro 11 million at December 31, 2014) related to the fair value evaluation of securities.
Negative reserve for defined-benefit plans of euro 124 million (negative for euro 122 million at December 31, 2014), net of the related tax effect, related to investments accounted for under the equity method positive for euro 1 million (same amount as of December 31, 2014).

Other reserves
Other reserves amounting to euro 200 million (euro 207 million at December 31, 2014) related to:
•	a reserve of euro 247 million represented the increase in Eni shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested its subsidiary Snamprogetti SpA to Saipem Projects SpA (both merged into Saipem SpA) at a price higher than the book value of the interest transferred (same amount as of December 31, 2014);
•	a reserve of euro 63 million deriving from Eni SpA’s equity (same amount as of December 31, 2014);
•	a reserve of euro 18 million related to the sale of treasury shares to Saipem managers upon exercise of stock options (same amount as of December 31, 2014);
•	a reserve of euro 5 million represented the impact on Eni shareholders’ equity associated with the acquisition of a non-controlling interest of 47.60% in the subsidiary Tigáz Zrt (same amount as of December 31, 2014);
•	a negative reserve of euro 9 million related to the share of "Other comprehensive income" on equity-accounted entities (a negative reserve of euro 2 million at December 31, 2014); and
•	a negative reserve of euro 124 million represented the impact on Eni shareholders’ equity associated with the acquisition of a non-controlling interest of 45.97% in the subsidiary Altergaz SA, now Eni Gas & Power France SA (same amount as of December 31, 2014).

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

26 Other information

Supplemental cash flow information

(euro million)	First half 2014	First half 2015

Effect of investment of companies included in consolidation and businesses
Current assets	96
Non-current assets	265
Net borrowings	(19)
Current and non-current liabilities	(291)
Net effect of investments	51
Fair value of investments held before the acquisition of control	(15)
Purchase price	36
less:
Cash and cash equivalents
Cash flow on investments	36
Effect of disposal of consolidated subsidiaries and businesses
Current assets		7
Non-current assets		19
Net borrowings		(17)
Current and non-current liabilities		(6)
Net effect of disposals		3
Gain on disposal		31
Selling price		34
less:
Cash and cash equivalents		(1)
Cash flow on disposals		33

Divestments of the first half of 2015 referred to the sale of 100% stake of Eni Romania Srl.
Investments of the first half of 2014 related to the acquisition of 51% stake in Acam Clienti SpA and 100% stake of Liverpool Bay Ltd.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

27 Guarantees, commitments and risks

Guarantees
The amount of guarantees remained unchanged from the Annual Report 2014.

Commitments and risks
The amount of commitments and risks remained unchanged from the Annual Report 2014 with the exception of commitments entered by the Exploration & Production for leasing contracts (chartering, operation and maintenance) of FPSO vessels to be used for development projects in Angola and Ghana. Total commitments amounted to approximately euro 4.3 billion ($4.8 billion) and have a duration ranging between 12 and 17 years.

Risk factors

Financial risks
Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting of the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks ("Guidelines on financial risks management and control"). The "Guidelines" define for each financial risk the key components of the management and control process, such as the aim of the risk management, the valuation methodology, the structure of limits, the relation model and the hedging and mitigation instruments.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni’s finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company. The commodity risk associated with commercial exposures of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Midstream Department which manages the market risk component in a view of portfolio, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over-the-counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping and Eni SpA on the basis of the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back to back activities, flow hedging activities, asset-backed hedging activities and portfolio management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk-reducing, these

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derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; and (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account of the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of Value at Risk, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company Finance Department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of Value at Risk, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the requests for negotiating commodity derivatives and executes them on the marketplace. According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni has decided to retain a cash reserve to face any extraordinary requirement.
Such reserve is managed by Eni’s finance department with the aim of optimizing the efficiency and ensuring maximum protection of the capital and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.

The four different market risks, whose management and control have been summarized above, are described below.

Market risk - Exchange rate
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department which pools Group

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companies’ positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Market risk - Interest rate
Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method. Value at Risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Market risk - Commodity
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s four-year plans and budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk. These exposures include those associated with the program for the production of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors as of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset backed hedging activities) and minimum compulsory stocks; (ii) commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted on the basis of risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; and (iii) proprietary trading exposure: includes operations independently conducted for profit purposes in the short term, and normally not finalized to the delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favorable result in the market, in accordance with specific limits of authorized risk (VaR, Stop loss). In the proprietary trading exposures are included the origination activities, if not connected to contractual or physical assets.
Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market). Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results. The commodity risk and the exposure to commodity prices fluctuations embedded in commodities quoted in

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currencies other than the euro at each business line (Eni’s Divisions or subsidiaries) is pooled and managed by the Portfolio Management unit for commodities, and by Eni’s Finance Department for exchange rate requirements. The Portfolio Management unit manages business lines’ risk exposures to commodities, pooling and optimizing Group companies’ exposures and hedging net exposures on the trading venues through the trading unit of Eni Trading & Shipping. In order to manage commodity price risk, Eni uses derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, refined products, electricity or emission certificates. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable valuation techniques. Value at Risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk - Strategic liquidity
Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would impact the value of these instruments when evaluated at fair value. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as Governance guidelines regulating management and control systems. The setting up and maintenance of the reserve of strategic liquidity is mainly aimed to: (i) guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions); and (ii) ensure a full coverage of short-term debts and a coverage of medium and long-term financial debts due within a time horizon of 24 months, even in case of restrictions to credit.
Strategic liquidity management is regulated in terms of Value at Risk (measured on the basis of a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, duration, ratings, liquidity and instruments to invest on. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013 and throughout the course of the years 2014 and 2015, the investment portfolio has maintained an average credit rating of A/A-, in line with the rating of Eni.
The following table shows amounts in terms of Value at Risk, recorded in the first half of 2015 (compared with 2014) relating to interest rate and exchange rate risks in the first section and commodity risk.
Regarding the management of strategic liquidity, the sensitivity to change of interest rates is expressed by the values of "Dollar Value per Basis Point" (DVBP).

(Value at Risk - Parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2014	First half 2015

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate (a)	4.42	1.29	2.05	2.49	5.95	2.45	3.68	5.95
Exchange rate (a)	0.23	0.03	0.09	0.12	0.36	0.05	0.12	0.12

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

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(Value at Risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

2014	First half 2015

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Commercial exposures - Management Portfolio (a)	44.20	4.02	21.46	4.02	61.91	22.32	35.60	28.64
Trading (b)	5.57	0.46	3.04	0.87	2.31	0.53	1.43	1.32

(a) Refers to the business line Midstream Gas & Power, the Refining & Marketing and Chemical segment including Eni Trading & Shipping, Versalis, and their relevant subsidiaries outside Italy. VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, in the year the VaR presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.
(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

2014	First half 2015

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity (a)	0.28	0.09	0.14	0.26	0.31	0.26	0.30	0.30

(a) The management of the strategic liquidity portfolio started from July 2013.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business.
The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed.
Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties deriving from current and strategic use of liquidity, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating Finance Department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt (in terms of: (i) maximum ratio between net

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financial debt and net equity (leverage); (ii) minimum incidence of medium and long-term debts over the total amount of financial debts; (iii) minimum amount of fixed-rate debts over the total amount of medium and long-term debts; and (iv) minimum level of liquidity reserve). For this purpose, Eni holds a significant amount of liquidity reserve (financial assets plus committed credit lines), which aims to: (a) deal with identified risk factors that could significantly affect the cash flow expected in the Financial Plan (i.e. changes in the scenario and/or production volumes, delays in disposals, limitations in profitable acquisitions); (b) ensure a full coverage of short-term debt and the coverage of medium and long-term debts with a maturity of 24 months, even in case of restrictions to the credit access; (c) ensuring the availability of an adequate level of financial flexibility to support the Group’s development plans; and (d) maintaining/improving the current credit rating. The financial asset reserve is employed in short-term marketable financial instruments, favoring investments with very low risk profile.
At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 14.3 billion were drawn as of June 30, 2015.
The Group has credit ratings of A- and A-2, respectively for long and short-term debt, outlook stable, assigned by Standard & Poor’s and A3 and P-2, respectively for long and short-term debt, outlook stable, assigned by Moody’s. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. The Company, through a constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with Company strategies.
In the course of the first half 2015, Eni issued a bond amounting to euro 1 billion related to the Euro Medium Term Notes Program.
As of June 30, 2015, Eni maintained short-term unused borrowing facilities of euro 12,592 million, of which euro 40 million committed. Long-term committed borrowing facilities amounted to euro 6,469 million, of which euro 668 million were due within 12 months, which were completely undrawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at period end.

Finance debt repayments including expected payments for interest charges and derivatives
The table below summarizes the Group main contractual obligations for finance liability repayments, including expected payments for interest charges and derivatives.

(euro million)	Maturity year

2015	2016	2017	2018	2019	2020 and thereafter	Total
Non-current liabilities	581	3,478	2,977	1,491	3,786	9,814	22,127
Current financial liabilities	5,099						5,099
Fair value of derivative instruments	2,705	53	24	5	29	7	2,823
	8,385	3,531	3,001	1,496	3,815	9,821	30,049
Interest on finance debt	387	728	735	506	439	1,953	4,748
Financial guarantees	171						171

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Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

(euro million)	Maturity year

2015	2016 and thereafter	Total
Trade payables	14,253		14,253
Other payables and advances	8,894	94	8,988
	23,147	94	23,241

Expected payments by period under contractual obligations and commercial commitments
The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.
The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(euro million)	Maturity year

2015	2016	2017	2018	2019	2020 and thereafter	Total
Operating lease obligations (a)	422	605	513	421	353	1,722	4,036
Decommissioning liabilities (b)	148	258	347	361	224	16,156	17,494
Environmental liabilities (c)	240	251	198	288	210	568	1,755
Purchase obligations (d)	8,380	14,840	14,372	14,130	13,310	132,283	197,315
- Gas
. take-or-pay contracts	6,903	13,141	12,758	12,989	12,266	127,231	185,288
. ship-or-pay contracts	985	1,267	1,192	942	850	3,652	8,888
- Other take-or-pay or ship-or-pay obligations	65	122	109	101	99	435	931
- Other purchase obligations (e)	427	310	313	98	95	965	2,208
Other obligations	3	3	3	3	2	115	129
- Memorandum of intent relating Val d’Agri	3	3	3	3	2	115	129
	9,193	15,957	15,433	15,203	14,099	150,844	220,729

(a) Operating leases primarily regarded assets for drilling and production activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c) Environmental liabilities do not include the environmental charge of 2010 amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e) Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the United States (euro 1,361 million).

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Capital investment and capital expenditure commitments
In the next four years Eni expects capital investments and capital expenditures of euro 47.8 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. Capital expenditure is considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.
The amounts shown in the table below include committed expenditures to execute certain environmental projects.

Maturity year

(euro million)	2015	2016	2017	2018	2019 and thereafter	Total

Committed projects	10,376	8,188	5,039	3,103	5,420	32,126

Disclosures about the offsetting of financial instruments
The table below summarizes the disclosures about the offsetting of financial instruments.

(euro million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities

December 31, 2014
Financial assets
Trade and other receivables	29,667	1,066	28,601
Other current assets	7,639	3,254	4,385
Other non-current assets	3,329	556	2,773
Financial liabilities
Trade and other liabilities	24,769	1,066	23,703
Other current liabilities	7,926	3,437	4,489
Other non-current liabilities	2,658	373	2,285
June 30, 2015
Financial assets
Trade and other receivables	28,673	542	28,131
Other current assets	5,326	1,990	3,336
Other non-current assets	2,916	346	2,570
Financial liabilities
Trade and other liabilities	23,689	542	23,147
Other current liabilities	4,987	1,990	2,997
Other non-current liabilities	2,591	346	2,245

The offsetting of financial assets and liabilities of euro 2,878 million (euro 4,876 million at December 31, 2014) related to assets and liabilities for financial derivatives pertaining to Eni Trading & Shipping SpA for euro 2,336 million (euro 3,810 million at December 31, 2014) and to the offsetting of receivables and debts pertaining to the Exploration & Production segment towards state entities for euro 462 million (euro 1,066 million at December 31, 2014) and offsetting of trade receivables and liabilities for euro 80 million Eni Trading & Shipping Inc.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Disclosures on fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
(a)	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b)	Level 2: measurements based on inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices); and
(c)	Level 3: inputs not based on observable market data.
Financial instruments measured at fair value in the balance sheet as of at June 30, 2015, were classified as follows: (i) level 1 "Quoted financial assets held for trading", "Financial assets available for sale", "Inventories - Certificates and emission rights", "Derivatives - Futures" and "Other investments" measured at fair value; and (ii) level 2 "Non-quoted financial assets held for trading", "Derivative financial instruments other than futures" included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities".
During the first half of 2015, there were no transfers between the different hierarchy levels of fair value.
The table below summarizes the amount of financial instruments measured at fair value:

(euro million)	December 31, 2014	June 30, 2015

Note	Level 1	Level 2	Level 1	Level 2

Current assets
Quoted financial assets held for trading	(5)	5,024		5,038
Financial assets available for sale	(6)	257		265
Inventories - Certificates and emission rights	(8)	34		34
Derivatives - Future	(9)	4		1
Cash flow hedge derivatives	(9)		41		34
Non-hedging and trading derivatives	(9)		3,254		2,191
Non-current assets
Other investments valued at fair value	(12)	1,744		1,881
Cash flow hedge derivatives	(15)				3
Non-hedging derivatives	(15)		196		156
Current liabilities
Derivatives - Futures	(19)	81
Cash flow hedge derivatives	(19)		510		485
Non-hedging and trading derivatives	(19)		3,520		2,220
Non-current liabilities
Cash flow hedge derivatives	(23)				48
Non-hedging derivatives	(23)		143		70

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Legal Proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will likely not have a material adverse effect on Eni’s Consolidated Financial Statements.
The following is a summary of the most significant proceedings currently pending for which significant developments occurred in the first half of 2015 with respect to the situation reported in the Annual Report 2014, including new and settled proceedings. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings in the matters of environment, health and safety
(i) Eni SpA - Gas & Power Division - Industrial site of Praia a Mare. Based on complaints filed by certain offended persons, the Public Prosecutor of Paola started an enquiry about alleged diseases related to tumors which those persons contracted on the workplace. Those persons were employees at an industrial complex owned by a Group subsidiary many years ago. On the basis of the findings of independent appraisal reports, in the course of 2009 the Public Prosecutor resolved that a number of ex-manager of that industrial complex would stand trial. In the preliminary hearing held in November 2010, 189 persons entered the trial as plaintiff; while 107 persons were declared as having been offended by the alleged crime. The plaintiffs have requested that both Eni and Marzotto SpA would bear civil liability. However, compensation for damages suffered by the offended persons has yet to be determined. Upon conclusion of the preliminary hearing, the Public Prosecutor resolved that all defendants would stand trial for culpable manslaughter, culpable injuries, environmental disaster and negligent conduct about safety measures on the workplace. Following a settlement agreement with Eni, Marzotto SpA entered settlement agreements with all plaintiffs, except for the local administrations. On December 19, 2014, the Tribunal issued an acquittal sentence for all defendants, as the indictment was found groundless. The Public Prosecutor has proposed an appeal against the sentence.

1.2 Civil and administrative proceedings in the matters of environment, health and safety
(i) Syndial SpA (former EniChem SpA) - Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry of the Environment. In May 2003, the Ministry of the Environment summoned Syndial (former EniChem) to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA to compensate environmental damages amounting to euro 1,833.5 million, plus legal costs that accrued from the filing of the decision. Syndial and Eni technical legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely groundless as the sentence lacks sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. Based on these technical legal advices which is also supported by external accounting consultants, no provisions have been made with respect to the proceeding. In July 2009, Syndial filed an appeal against the above-mentioned sentence, and consequently the proceeding continued before a second degree court. In the hearing of June 15, 2012, before the Second Degree Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its decision to not enforce the sentence until a final verdict on the matter is reached. The Second Degree Court requested Syndial to stand as defendant and then requested a technical appraisal of the matter. This technical appraisal was favorable to Syndial; however such outcome was questioned by the Board of State Lawyers. The Appeal Court of Turin summoned the parties for November 26, 2014 and indicated in the subpoena an interpretation of the environmental damage which seemed to mirror the position of the Eni’s

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

subsidiary. On July 8, 2015, the Court of Appeal of Turin requested the consultants appointed by the Court to reperform a technical appraisal of the matter and identify adequate measures for environmental restoration (considering as such also the natural restoration) of the external areas.

2. Other court inquiries and arbitral proceedings

(i) Fos Cavaou. With regard to the Fos Cavaou ("FOS") project for the construction of a regasification terminal, the client Société du Terminal Méthanier de Fos Cavaou ("STMFC", now FOSMAX LNG) in January 2012 commenced arbitration proceedings before the International Chamber of Commerce in Paris against the contractor STS (a French company participated by Saipem SA (50%), Tecnimont SpA (49%) and Sofregaz SA (1%). FOSMAX LNG claimed the payment of euro 264 million for damages, delay penalties and costs incurred for the termination of the works ("mise en régie"). Approximately euro 142 million of the total amount requested was for loss of profit, which is an item that cannot be compensated based on the existing contractual provisions except for cases of willful misconduct or gross negligence. STS has filed its defense brief, including a counterclaim for damages due to the excessive interference of FOSMAX LNG in works execution and as payment for extra works not recognized by the client (reserving the right to quantify the amount of such extra works at a later stage of proceedings). On October 19, 2012, FOSMAX LNG lodged a "Mémoire en demande". Against this, on January 28, 2013, STS lodged its own "Mémoire en défense", in which it filed a counterclaim for euro 338 million. On February 13, 2015, the arbitrators issued a final award, which required FOSMAX LNG to pay STS consortium. Therefore, on April 30, 2015, FOSMAX LNG paid euro 84,349,554.92 corresponding to due amount and interest accrued over the period. Saipem’s share of the award is 50%. On June 26, 2015, FOSMAX LNG filed an appeal against the decision of the Chamber of Commerce to the France’s Council of State, requiring an annulment based on the fact that arbitrators erroneously applied civil law instead of public law. STS shall be entitled to submit its observations to the France’s Council of State within 60 days after the notification.

(ii) Court of Cassation - Consob Decision No. 18949 of June 18, 2014 - claim for damage. With Resolution No. 18949 of June 18, 2014, the Italian Securities and Exchange Commission (Consob) fined Eni’s subsidiary Saipem euro 80,000 for the alleged delay in the issue of a profit warning, which was published on January 29, 2013. On July 28, 2014, Saipem filed an appeal against this resolution to the Court of Appeal of Milan, but it was rejected by the Court in its ruling of December 11, 2014. Therefore, Eni filed a recourse against the Court of Appeal’s decision to the Italian Third-Degree Court. A number of shareholders and former shareholders have threatened to take legal actions against the Company to obtain compensation in relation to the alleged delay in giving information to the market. According to Saipem, those claims are groundless. On April 28, 2015, Saipem was served with a notice of a class action before the Court of Milan. The Company was sued by 64 institutional investors, claiming compensation amounting to euro 174 million, for damage allegedly incurred following the purchase of Saipem shares in the period between February 13, 2012 and June 14, 2013.

(iii) Eni SpA - Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe - Prosecuting body: Delegated Commissioner. In March 2009, Eni and its subsidiary Sofid (now Eni Adfin) were notified of a bankruptcy claw back as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004. The request regarded the override of all the payments made by those entities to Eni and Eni Adfin, as Eni agent for the receivables collection, in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million plus interest. Eni and Eni Adfin were admitted as defendants. After the conclusion of the investigation, a court ruled against the claims made by the commissioners of the reorganization procedures. The relevant ruling was filed on March 1, 2012. The commissioners filed a counterclaim against the first degree sentence to the Court of Appeal of Milan which ruled in favor of the plaintiff. Eni made a provision for this legal proceeding.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity Gas and Water and of other Regulatory Authorities

3.1. Antitrust
(i) Investigation by the Italian Antitrust about Eni’s determination of Italian market share of the Italian gas wholesale market. With Resolution No. 25064 of August 1, 2014, the Italian Antitrust commenced an investigation to verify whether Eni controlled a bigger share of the domestic wholesale gas market than it had declared. Following the Legislative Decree No. 130 of 2010, which envisages a 55% ceiling to the wholesale market share for each Italian gas operator who inputs gas into the Italian backbone network, Eni declared that its market share was equal to 54%, therefore slightly below the established threshold. Eni calculated its market share by excluding certain sales of gas volumes. On the other hand, the Antitrust rejected this calculation method and therefore came to the conclusion that Eni’s market share was actually 56%. Nonetheless, the Antitrust decided not to impose any fine on the Company as the violation was immaterial. The Antitrust considered the fact that in its declaration Eni explained clearly how its market share was calculated. Besides that, in the opinion of the Ministry of Economic Development, expressed during the investigation, Eni calculated its market share correctly. Eni filed an appeal against the Antitrust’s decision before the Regional Administrative Court of Lazio, asking for annulment.

(ii) Eni SpA - Investigation for alleged violations of the Consumer Code in the matter of billing of gas and power consumptions. With a decision notified on July 8, 2015, the Italian Antitrust Authority (AGCM) commenced an investigation to ascertain alleged unfair commercial practices under the Consumer Code in the billing of gas and power consumptions to retail customers. This preliminary investigation originated from certain reports of consumers and consumer organizations received by the AGCM in the period March 2014-June 2015. These complaints regard cases in which Eni allegedly started procedures of formal notice, credit recovery and suspension of supply in relation to: (i) claims for payment of invoices for amounts false, anomalous and/or un-correctly estimated; (ii) credits towards clients for significant amounts accrued in consequence of continued delay in issuing invoices or adjustment payments made after many years with respect to the effective consumption; and (iii) requests for payment of invoices already settled by consumers. The preliminary investigation and the request for information to the Company are aimed at obtaining relevant elements for assessing the existence of these alleged unfair trade practices.

4. Criminal and administrative proceedings in matters of Corporate liability

(i) Algeria. Legal proceedings are pending in Italy and outside of Italy in connection with an allegation of corruption relating to the award of certain contracts to Saipem in Algeria. On February 4, 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). For that reason, the notification was forwarded by Eni to Saipem. The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231, relating to corporate responsibility for crimes committed by employees which provides fines and interdictions to the company and the disgorgement of profit. Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s Exploration & Production Division participates) even if not required, with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree No. 231/2001. Furthermore, the Prosecutor requested the production of certain documents relating to certain activities in Algeria. The proceeding was unified with the Iraq-Kazakhstan proceeding, concerning a different line of investigation, as it related to the activities carried out by Eni in Iraq and Kazakhstan. Subsequently Saipem was served a notice

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of seizure, then a request for documentation and finally a search warrant was issued, in order to acquire further documentation, in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. Several former Saipem employees were also involved in the proceeding, including the former CEO of Saipem, who resigned from the office in December of 2012, and the former Chief Operating Officer of the business unit Engineering & Construction of Saipem, who was fired at the beginning of 2013. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian financial police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree No. 231/2001 with respect to Eni, Eni’s former CEO, Eni’s former CFO and another senior manager. Eni’s former CFO had previously served as Saipem’s CFO including during the period in which alleged corruption took place and before being appointed as CFO of Eni on August 1, 2008. Saipem, which is fully cooperating with the Judicial Authority since the beginning of the investigation, has also promptly undertaken management and administrative measures. Saipem has commenced an internal investigation in relation to the contracts in question with the support of external advisors; such internal investigation is conducted in agreement with the statutory bodies deputed to the company’s control. In addition, in the course of 2013, Saipem performed a review to verify the correct functioning of internal procedures and controls relating to anti-corruption and prevention of illicit activities, with the assistance of external consultants. Saipem provided the Judicial Authority and Eni with the findings of its internal review; Eni was informed in view of exercising its control and coordination powers with respect to the subsidiary. Moreover, Saipem’s Board resolved to initiate legal action to protect the interests of the company against certain former employees and suppliers, reserving any further action if additional factors emerge. Eni, albeit denying any involvement in the matter, has commenced an internal investigation with the assistance of external consultants, in addition to the review activities performed by its audit and internal control departments and a dedicated team to the Algerian matters. To date, the external consultants have reached the following results: (i) the review of the documents seized by the Milan prosecutors and the examination of internal records held by Eni’s global Procurement Department have not found any evidence that Eni entered into intermediary or any other contractual arrangements with the third parties involved in the prosecutors’ investigation; the brokerage contracts, that have identified, were signed by Saipem or its subsidiaries or predecessor companies; and (ii) the internal review made on a voluntary basis of the MLE project, the only project that Eni understands to be under the prosecutors’ investigation where the client is an Eni Group company. That review has not found evidence that any Eni employee engaged in wrongdoing in connection with the award to Saipem of two main contracts to execute the project (EPC and Drilling). Furthermore, with the assistance of external consultants, Eni has been reviewing the extent of its operating control over Saipem with regard to both legal and accounting and administrative issues. The findings of the review performed have confirmed the autonomy of Saipem from the parent company. The findings of Eni’s internal review have been provided to the Judicial Authority in order to reaffirm Eni’s willingness to fully cooperate. On October 24, 2014, Eni SpA and Saipem SpA received a request of probationary evidence by the Prosecutor of Milan relating to for the examination of two defendants: the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem and the former President and General Manager of Saipem Contracting Algérie. On January 14, 2015, the Public Prosecutor of Milan notified the conclusion of preliminary investigations towards Eni, Saipem and eight persons (including, the former CEO and CFO of Eni and the Chief Upstream Officer of Eni who was responsible for Eni Exploration & Production activities in North Africa at the time of the events under investigation). The Public Prosecutor of Milan has issued a notice for alleged international corruption against all defendants (including Eni and Saipem on the base of the provisions of Legislative Decree No. 231/2001) in connection with the entry into intermediary contracts by Saipem in Algeria. Furthermore, some of the defendants (including the former CEO and CFO of Eni and the Chief Upstream Officer of Eni) were accused of tax offense for fraudulent misrepresentation in relation to the accounting treatment of these contracts for the fiscal years 2009 and 2010. Having acquired the actions of the court filed in relation to the request of probationary evidence, the minutes of the hearing and the documents filed for the conclusion of the preliminary investigation, Eni requested its consultants to perform additional analysis and investigation. As a result, Eni’s consultants reaffirmed their conclusions previously reported to the Company. On February 5, 2015, the Investigative Tax Police of Milan started a tax audit against Saipem in relation to: (i) the tax implications arising from the pending criminal proceeding with respect to the fiscal years 2008-2010; and (ii) economic transactions with

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non-EU companies operating in Countries considered to be tax heavens for fiscal year 2010. At the end of these verifications, on April 14, 2015, Saipem was notified of a formal notice of assessment which claimed undue deductions of certain expenses for a total amount of about euro 181 million. Saipem submitted its defensive arguments and a request for a dismissal to the Tax Agency – Regional Department of Lombardy – Large Taxpayer Office. On July 9, 2015, the Tax Agency notified to Saipem four assessment notices relating to income taxes, interests and penalties in the amount of about euro 155 million. Saipem will appeal to the Provincial Tax Commission. On February 12, 2015, the Public Prosecutor’s Office filed the request for trial to the Court of Milan, for all the defendants of the crimes listed above. The preliminary hearings are ongoing. Eni has contacted the U.S. Authorities – the DoJ and the U.S. SEC – in order to voluntary inform them about this matter, considering the developments in the Italian prosecutors’ investigations already at the end of 2012. Following this informal contact between Eni and the U.S. Authorities, both the U.S. SEC and the DoJ have started their own investigations regarding this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests. In 2010, the investigations have started in Algeria in relation to the assignment of the contract GK3 from Sonatrach (the so-called "Sonatrach 1" investigation) where the bank accounts of a Saipem’s subsidiary, Saipem Contracting Algérie SpA, have been blocked by the Algerian Authorities with a balance equivalent to about euro 90 million at current exchange rates. Those bank accounts related to two projects in the final phase, in Algeria. In 2012, a notice of investigation was served to Saipem Contracting Algérie SpA. The company is alleged to have taken advantage of the Authority or influence of representatives of a government owned industrial and trading company in order to inflate prices in relation to a contract (GK3) awarded by said company. In January 2013, the Judicial Authority in Algeria ordered Saipem’s Algerian subsidiary to stand trial and reaffirmed the blockage of the above-mentioned bank accounts. Saipem Contracting Algérie SpA has lodged an appeal against this decision before the Supreme Court which reaffirmed the blockage of the bank accounts. The proceeding is still pending, it might be concluded in the course of 2015. Furthermore, also the parent company Saipem is being investigated by the Judicial Authority in Algeria for alleged corrupt payments.

(ii) Block OPL 245, Nigeria. The criminal proceeding regarding alleged international corruption in the acquisition of Block OPL 245 in Nigeria is still pending. On July 2, 2014, the Italian Public Prosecutor of Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. According to the notice, the Prosecutor has commenced investigations involving a third party external to the Group and other unidentified persons. As part of the proceeding, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by ReCommon NGO relating to alleged corruptive practices which according to the Prosecutor would have allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting license of the offshore oilfield that was discovered in Block 245 in Nigeria. Eni is fully cooperating with the Prosecutor and has promptly filed the requested documentation. Furthermore, Eni has reported the matter to the U.S. Department of Justice and the U.S. SEC. Finally, in July 2014 the Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage outside consultants, experts in anti-corruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. On September 10, 2014, the Public Prosecutor of Milan notified Eni of a restraining order issued by a British judge who ruled the seizure of a bank account domiciled at a British bank following a request from the Italian Public Prosecutor. The order was also communicated to certain individuals, including Eni’s CEO and the Chief Development, Operations and Technological Officer, as well as Eni’s former CEO. From the available documents, it was deduced that such Eni’s officers and former officers are under investigation by the Italian Public Prosecutor. During a hearing before a Court of London on September 15, 2014, Eni and its current executive officers gave evidence of their non-involvement in the matter regarding the seized bank account. Following the hearing, the Court reaffirmed the seizure. An audit conducted by an independent U.S. law firm on behalf of Eni’s Board of Statutory Auditors and Watch Structure found no evidence of misconduct in relation to Eni and Shell’s 2011 transaction with the Nigerian Government for the acquisition of the OPL 245 license. The final report of U.S. law firm has been made available to the Judicial Authority, reaffirming Eni’s full cooperation. The closing date of the investigations has been extended by six months.

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Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

(iii) Block Marine XII, Congo. On July 9, 2015, Eni received from the U.S. Department of Justice a subpoena ordering the Company to produce documents in view of the hearing of an Eni employee, relating to the assets "Marine XII" in Congo and relationships with certain persons and companies. According to preliminary informal contacts between Eni’s U.S. lawyers and the Authority, this hearing is part of a broader investigation, which is currently being carried out with regard to third parties. Within such investigation Eni is considered a witness and – potentially – a damaged party. The documents required by the Authority are currently being collected for the subsequent producing.

(iv) Eni SpA Refining & Marketing Division – Criminal proceedings on fuel excise tax (Criminal proceeding N. 6159/10 RGNR the Italian Public Prosecutor in Frosinone and criminal proceeding No. 7320/14 RGNR the Italian Public Prosecutor in Rome). Two criminal proceedings are currently pending, relating to alleged evasion of excise taxes in the context of the retail sales at the fuel market. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. The first proceeding, opened by the Public Prosecutor’s Office of Frosinone against a third company (Turrizziani Petroli) purchaser of Eni’s fuel, is still pending in the phase of the preliminary investigation. This investigation was subsequently extended to Eni. The Company has cooperated fully with the proceeding and provided all data and information concerning the performance of the excise tax obligations for the quantities of fuel coming from the storage sites of Gaeta, Naples and Livorno. Eni ensured the best possible collaboration, handing in all the required documentation with promptness. Such proceeding referred to quantities of oil products sold by Eni, allegedly larger than the quantity subjected to the excise tax. After the ending of the investigation, the Fiscal Police from Frosinone, along with the local Customs Agency, in November 2013, issued a claim related to the evasion of the payment of excise taxes in the 2007-2012 periods for euro 1.55 million. In May 2014, the Customs Agency of Rome issued a payment notice relating to the abovementioned claim which was filed by the Fiscal Police and Customs Agency of Frosinone. The Company immediately appealed to the Tributary Commission. The second proceeding, opened by the Public Prosecutor’s Office of Rome, regarded alleged evasion of excise tax payment on the surplus of the unloading products, as quantity of such products was larger than the quantity reported in the supporting fiscal documents. This proceeding represents a development of the first proceeding mentioned above, and substantially concerns similar facts, with however some differences with regard to both the nature of the alleged crimes and the responsibility subjected to verification. In fact, the Public Prosecutor’s Office of Rome has alleged the existence of a criminal conspiracy aimed at the habitual subtraction of oil products at all of the 22 storage sites which are operated by Eni over the national territory. Eni is cooperating with prosecutor in order to defend the correctness of its operation. Moreover, at the Company’s request, the national association of refiners asked the Italian Customs Agency to provide its advice on the correctness of the operating models adopted by Eni. On September 30, 2014, a search was conducted at the office of the former chief operating officer of Eni’s Refining & Marketing Division as ordered by the Rome’s Public Prosecutor. The motivations of the search are the same as the abovementioned proceeding as the ongoing investigations also relates to a period of time when he was in charge of that Eni’s Division. On March 5, 2015, the Prosecutor of Rome ordered a search at all the storage sites of Eni’s network in Italy as part of the same proceeding. The search was intended to verify the existence of fraudulent practices aimed at tampering with measuring systems functional to the tax compliance of excise duties in relation to fuel handling at the storage sites. The three criminal proceedings were united together at Public Prosecutor’s Office of Rome, which is still conducting preliminary investigations. Ultimately, the Customs Agency, in reply to the national association of refiners, published a dedicated Circular which provides the rules the operators in the sector should follow to determine the quantity of oil products subjected to the excise tax, so as to give clarification to regional customs agencies, the Revenue Agency and the Finance Police. According to this Circular, Eni and other oil companies followed the correct procedures in order to determine the quantity subjected to the excise tax.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

5. Tax Proceedings

(i) Eni’s subsidiary in Indonesia. A tax proceeding is pending against Eni’s subsidiary Lasmo Sanga Sanga Ltd as the Tax Administration of Indonesia has questioned the application of a tax rate of 10% on the profit earned by the local branch. Eni’s subsidiary, which is resident in the United Kingdom for tax purposes, believes that the 10% tax rate is warranted by the current treaty for the avoidance of double taxation. On the contrary, the Tax Administration of Indonesia has claimed the application of the local tax rate of 20%. The greater taxes due in accordance to the latter rate have been disbursed amounting to $148 million including interest expense for the fiscal years 2002-2010. The provision accrued by Eni with respect of this proceeding as of June 30, 2015 has been reviewed compared to December 2014 because management recognized an increased probability of an unfavorable outcome.

6. Settled Proceedings

(i) Kashagan. On March 7, 2014, the Atyrau Region Environmental Department ("ARED") launched a series of civil claims against the Consortium developing the Kashagan field. These proceedings allege to certain emissions associated with gas flaring occurring during commissioning have resulted in infringements of environmental laws and environmental damages. The aggregate value of the civil claims is approximately $730 million (KZT 134 billion), of which Eni’s share would be approximately $123 million (KZT 22.5 billion). The Kashagan project’s consortium disputes these allegations. In 2014, the Consortium paid part of the claim amounting to $55 million (KZT 8.5 billion), $9 million being Eni’s share (KZT 1.4 billion) and commenced a legal dispute before a Kazakh court. The settlement agreement defined between the Consortium and the Kazakh Republic in December 2014 reduced the amount of the claim to $38 million (KZT 7 billion), approximately $6.4 million (KZT 1.2 billion) being Eni’s share, therefore less than the amount already paid in 2014. The difference will be computed by the Kazakh Republic as an advance of production bonus.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

28 Revenues

The following is a summary of the main components of "Revenues". For more information about changes in revenues, see "Financial Review".
Net sales from operations were as follows:

(euro million)	First half 2014	First half 2015

Revenues from sales and services	55,736	45,954
Change in contract work in progress	820	25
	56,556	45,979

Net sales from operations were stated net of the following items:

(euro million)	First half 2014	First half 2015

Excise taxes	5,998	5,735
Exchanges of oil sales (excluding excise taxes)	813	575
Services billed to joint venture partners	2,232	3,138
Sales to service station managers for sales billed to holders of credit cards	909	831
	9,952	10,279

Revenues from sales and services of euro 45,954 million (euro 55,736 million in the first half 2014) related to revenues recognized in connection with contract works in the Engineering & Construction segment for euro 4,654 million (euro 4,669 million in the first half 2014) and included the estimation of revenue which accrued at the closing date with respect to variations and claims. The cumulative amount of variations and claims, including also those occurred in previous years, based on project progress totaled euro 552 million at June 30, 2015, down by euro 249 million compared to December 31, 2014. The reduction is due to write-downs at certain projects because of a stiffening stance on part of clients in negotiating the settlement of variations and claims occurred during project execution, as well as of a different negotiating approach adopted for the settlement of specific issues. Furthermore, the evaluation of contract work in progress at June 30, 2015 was affected by delays or cancellations of projects already in progress. For projects where variations and claims exceed euro 50 million, estimates were supported by a technical/legal opinion provided by independent consultants.
Net sales from operations by industry segment are disclosed in note 34 – Information by industry segment.
Net sales from operations with related parties are disclosed in note 35 – Transactions with related parties.

29 Operating expenses

The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see "Financial Review".

Purchase, services and other

(euro million)	First half 2014	First half 2015

Production costs - raw, ancillary and consumable materials and goods	32,551	24,238
Production costs - services	8,499	8,907
Operating leases and other	1,906	1,813
Net provisions for contingencies	146	326
Other expenses	462	599
	43,564	35,883
less:
- capitalized direct costs associated with self-constructed assets	(218)	(131)
	43,346	35,752

Services included brokerage fees related to the Engineering & Construction segment for euro 1 million (same amount in the first half of 2014).

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

New or increased provisions for contingencies net of reversal of unused provisions amounted to euro 326 million (euro 146 million in the first half of 2014) and mainly related to environmental risks for euro 127 million (euro 78 million in the first half of 2014) and long-term construction contracts for euro 88 million (euro 11 million in the first half of 2014). Net provisions for contingencies by industry segment are disclosed in note 34 – Information by industry segment.

Payroll and related costs

(euro million)	First half 2014	First half 2015

Payroll and related costs	2,832	2,935
less:
- capitalized direct costs associated with self-constructed assets	(116)	(121)
	2,716	2,814

Average number of employees
The Group average number and breakdown of employees by category is reported below:

First half 2014	First half 2015

(number)	Subsidiaries	Joint operations	Subsidiaries	Joint operations

Senior managers	1,467	18	1,455	16
Junior managers	13,727	73	13,951	112
Employees	40,102	357	39,988	378
Workers	27,848	297	26,459	300
	83,144	745	81,853	806

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status.

Other operating income (expense)

(euro million)	First half 2014	First half 2015

Net income (expense) on cash flow hedging derivatives	(12)	(9)
Net income (expense) on other derivatives	415	(289)
	403	(298)

Net expense on cash flow hedging derivatives related to the ineffective portion of the hedging relationship on commodities which was recognized through profit and loss in the Gas & Power segment.
Net expense on other derivatives included: (i) the fair value measurement and settlement of commodity derivatives for trading purposes and proprietary trading amounting to a net expense of euro 12 million (net income of euro 117 million in the first half of 2014); (ii) the fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because they related to net exposure to commodity risk amounting to a net expense of euro 244 million (net income of euro 298 million in the first half of 2014); and (iii) the fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts of the Exploration & Production segment amounting to a net expense of euro 33 million.
Operating expenses with related parties are reported in note 35 – Transactions with related parties.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Depreciation, depletion, amortization and impairments

(euro million)	First half 2014	First half 2015

Depreciation, depletion and amortization	4,814	5,503
Impairments	381	353
less:
- reversal of impairments	(3)	(2)
- capitalized direct costs associated with self-constructed assets	(4)	(3)
	5,188	5,851

Depreciation, depletion and amortizations of oil&gas properties were calculated using the unit-of-production method, based on the Company year-end 2014 proved developed reserves estimates, which were determined based on the previous 12-month average commodity prices, specifically $101 a barrel for the Brent crude benchmark. See management’s discussion in the Risk factors section under the heading "Exposure to the cyclicality of oil and gas prices".
Depreciation, depletion, amortization and impairments by industry segment are disclosed in note 34 – Information by industry segment.

30 Finance income (expense)

(euro million)	First half 2014	First half 2015

Finance income (expense)
Finance income	3,361	6,401
Finance expense	(3,837)	(6,892)
Net finance income from financial assets held for trading	16	17
	(460)	(474)
Income (expense) from derivative financial instruments	(33)	(108)
	(493)	(582)

The breakdown of net finance expense or income is provided below:

(euro million)	First half 2014	First half 2015

Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(377)	(385)
Interest due to banks and other financial institutions	(83)	(82)
Interest from banks	13	15
Interest and other income from financial receivables and securities held for non-operating purposes	14	16
Net finance income from financial assets held for trading	16	17
	(417)	(419)
Exchange differences
Positive exchange differences	3,234	6,254
Negative exchange differences	(3,220)	(6,294)
	14	(40)
Other finance income (expense)
Capitalized finance expense	77	89
Interest and other income on financing receivables and securities held for operating purposes	34	56
Finance expense due to the passage of time (accretion discount) (a)	(138)	(137)
Other finance (expense)	(30)	(23)
	(57)	(15)
	(460)	(474)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Net finance income or expense on derivative financial instruments consisted of the following:

(euro million)	First half 2014	First half 2015

Derivatives on exchange rate	(54)	(112)
Derivatives on interest rate	31	20
Options	(10)	(16)
	(33)	(108)

Net expense from derivatives of euro 108 million (net expense of euro 33 million in the first half of 2014) was recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments. Net expense on options of euro 16 million (net expense for euro 10 million in the first half 2014) related to the measurement at fair value of the options embedded in the bond convertible into ordinary shares of Snam SpA (expense of euro 22 million in the first half 2014). The measurement at fair value of the options embedded in the bond convertible into ordinary shares of Galp Energia SGPS SA had no effect on the income statement (income of euro 12 million in the first half 2014). More information is provided in note 20 – Long-term debt and current portion of long-term debt.
More information is provided in note 35 – Transactions with related parties.

31 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	First half 2014	First half 2015

Share of profit from equity-accounted investments	156	88
Share of loss from equity-accounted investments	(39)	(43)
Decreases (increases) in the provision for losses on investments	(6)	(11)
	111	34

More information is provided in note 12 – Equity-accounted investments.
Share of profit (loss) of equity accounted investments by industry segment is disclosed in note 34 – Information by industry segment.

Other gain (loss) from investments

(euro million)	First half 2014	First half 2015

Dividends	174	223
Net gains on disposals	99	15
Other net income (expense)	237	182
	510	420

Dividend income for euro 223 million (euro 174 million in the first half of 2014) primarily related to Nigeria LNG Ltd for euro 92 million (euro 80 million in the first half of 2014), Snam SpA for euro 72 million (euro 43 million in the first half of 2014) and Galp Energia SGPS SA for euro 11 million (euro 10 million in the first half of 2014).

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Net gains on disposals amounting to euro 15 million related to: (i) a gain of euro 31 million for the sale of 100% stake of Eni Romania Srl; (ii) a gain of euro 13 million for the sale of a 20% stake (entire stake own) in Fertilizantes Nitrogenados de Oriente CEC and Fertilizantes Nitrogenados de Oriente SA; (iii) a gain of euro 6 for the sale of 32.445% stake (entire stake own) in Ceská Rafinérská AS (CRC); and (iv) a loss of euro 47 million for the sale of a 76% stake in Inversora de Gas Cuyana SA (entire stake owned), a 6.84% stake in Distribudora de Gas Cuyana SA (entire stake owned), a 25% stake in Inversora de Gas del Centro SA (entire stake owned) and a 31.35% stake in Distribudora de Gas del Centro SA (entire stake owned). Net gains on disposals amounting to euro 99 million in the first half of 2014 related for euro 96 million to the divestment of 8.15% of the share capital of Galp Energia SGPS SA, of which euro 77 million related to the reversal of the fair value evaluation reserve.
Other net income of euro 182 million (euro 237 million in the first half 2014) related to the remeasurement at market fair value of 61.7 million shares of Galp Energia SGPS SA for euro 129 million (euro 97 million in the first half 2014) and 288.7 million shares of Snam SpA for euro 48 million (euro 96 million in the first half 2014) to which the fair value option was applied as provided for by IAS 39.
More information is provided in note 12 – Investments.

32 Income taxes

(euro million)	First half 2014	First half 2015

Current taxes:
- Italian subsidiaries	149	80
- subsidiaries - outside Italy	3,617	2,592
	3,766	2,672
Net deferred taxes:
- Italian subsidiaries	64	(225)
- subsidiaries - outside Italy	281	(687)
	345	(912)
	4,111	1,760

The effective tax rate was 96.9% (68.2% in the first half of 2014) compared with a statutory tax rate of 34.5% (33.1% in the first half of 2014). This was calculated by applying the Italian statutory tax rate on corporate profit of 27.5% and a 3.9% (3.5% in the first half 2014) corporate tax rate applicable to the net value of production as provided for by Italian laws. This difference is the consequence of the impact of the net profit reported by the foreign companies of the Exploration & Production segment which are subjected to a higher tax rate, partially offset by the reversal of deferred taxes due to changes in the United Kingdom tax law, and the non-recording of tax charges in the Engineering & Construction segment.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

33 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2014 and 2015, was 3,614,997,939 and 3,601,140,133, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the period, excluding treasury shares, including the number of potential shares outstanding in connection with stock-based compensation plans.
As of June 30, 2014 and 2015, there are no treasury shares that could be potentially issued and, therefore, the weighted-average number of shares used in the calculation of the basic earnings coincides to the weighted-average number of shares used in the calculation of diluted earnings.

(euro million)	First half 2014	First half 2015

Average number of shares used for the calculation of the basic and diluted earnings per share		3,614,997,939	3,601,140,133
Eni’s net profit	(euro million)	1,961	591
Basic and diluted earning per share	(euro per share)	0.54	0.16

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

34 Information by industry segment

Eni’s segmental reporting is established on the basis of the Group’s operating segments that are evaluated regularly by the chief operating decision maker (the CEO) in deciding how to allocate resources and in assessing performance.
Effective January 1, 2015, Eni’s segment information was modified to align Eni’s reportable segments to certain changes in the organization and in profit accountability defined by Eni’s top management. The main changes adopted compared to the previous setup of the segment information related to:
•	results of the oil and products trading activities and related risk management activities were transferred to the Gas & Power segment, consistently with the new organizational setup. In previous reporting periods, results of those activities were reported within the Refining & Marketing segment as part of a reporting structure which highlighted results for each stream of commodities. In 2014, this activity reported net sales from operations of approximately euro 50 billion and an operating loss of euro 122 million;
•	Refining & Marketing and Versalis operating segments are now combined into a single reportable segment because a single manager is accountable for both the two segments, they show similar long-term economic performance, have comparable products and production processes; and
•	the previous reporting segments "Corporate and financial companies" and "Other activities" have been combined being residual components of the Group, in order to reduce the number of reportable segments in line with the segmental reporting of the comparable oil&gas players.
The segmental financial information reported to the CEO comprises segment revenues, operating profit, as well as segmental assets and liabilities, which are reviewed only on occasion of the statutory reports (the annual and the interim reports).
As of June 30, 2015, Eni’s reportable segments have been regrouped as follows:
•	Exploration & Production: is engaged in exploring for and recovering crude oil and natural gas, including participation to projects for the liquefaction of natural gas;
•	Gas & Power: is engaged in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. Gas & Power is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins;
•	Refining & Marketing and Chemicals: is engaged in manufacturing, supply and distribution and marketing activities for oil products and chemicals. In previous reporting periods, these two operating segments were reported separately;
•	Engineering & Construction: Eni through its subsidiary Saipem which is listed on the Italian Stock Exchange (Eni’s share being 43.11%) is engaged in the design, procurement and construction of industrial complexes, plants and infrastructures for the oil&gas industries and in supplying drilling and other oilfield services; and
•	Corporate and other activities: represents the key support functions, comprising holdings and treasury, headquarters, central functions like IT, HR, real estate, self-insurance activities, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial.
The comparative reporting periods of this press release have been restated consistently with the new segmental reporting adopted by the Group effective January 1, 2015.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

In the following tables the key performance indicators of segmental reporting are furnished with reference to the full year 2014 and to the first half 2014 which were restated in accordance with the new e segmental reporting adopted by Eni.

As reported

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Others	Intragroup profits	Eliminations	Total

First half 2014
Net sales from operation (a)	14,802	14,782	28,686	2,804	5,966	671	34	(31)	(11,158)	56,556
Operating profit	6,221	653	(623)	(286)	291	(143)	(145)	(67)		5,901
2014
Net sales from operation (a)	28,488	28,250	56,153	5,284	12,873	1,378	78	54	(22,711)	109,847
Operating profit	10,766	186	(2,229)	(704)	18	(246)	(272)	398		7,917
Assets directly attributable	68,113	16,603	12,993	3,059	14,210	1,042	258	(486)		115,792

(a) Before elimination of intersegment sales.

As restated

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Intragroup profits	Eliminations	Total

First half 2014
Net sales from operation (a)	14,802	37,941	14,455	5,966	691	(31)	(17,268)	56,556
Operating profit	6,221	592	(848)	291	(288)	(67)		5,901
2014
Net sales from operation (a)	28,488	73,434	28,994	12,873	1,429	54	(35,425)	109,847
Operating profit	10,766	64	(2,811)	18	(518)	398		7,917
Assets directly attributable	68,113	19,342	13,313	14,210	1,300	(486)		115,792

(a) Before elimination of intersegment sales.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

The information by new industry segment is the following:

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Intragroup profits	Total

First half 2014
Net sales from operations (a)	14,802	37,941	14,455	5,966	691	(31)
Less: intersegment sales	(8,286)	(7,007)	(901)	(460)	(614)
Net sales to customers	6,516	30,934	13,554	5,506	77	(31)	56,556
Operating profit	6,221	592	(848)	291	(288)	(67)	5,901
Provisions for contingencies	11	(10)	50	18	90	(13)	146
Depreciation, amortization and impairments	4,261	165	374	362	38	(12)	5,188
Share of profit (loss) of equity-accounted investments	57	35	4	15			111
Capital expenditure	4,688	75	354	329	53	25	5,524
First half 2015
Net sales from operations (a)	11,412	30,636	12,051	5,373	704	125
Less: intersegment sales	(6,539)	(5,334)	(1,114)	(711)	(624)
Net sales to customers	4,873	25,302	10,937	4,662	80	125	45,979
Operating profit	2,769	213	219	(788)	(286)	(182)	1,945
Provisions for contingencies	12	2	83	93	152	(16)	326
Depreciation, amortization and impairments	4,742	193	295	593	41	(13)	5,851
Share of profit (loss) of equity-accounted investments	44	3	(2)	(10)	(1)		34
Capital expenditure	5,795	44	255	268	15	(140)	6,237

(a) Before elimination of intersegment sales.

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Engineering & Construction	Corporate and other activities	Intragroup profits	Total

December 31, 2014
Identifiable assets (a)	68,113	19,342	13,313	14,210	1,300	(486)	115,792
Unallocated assets							30,415
Equity-accounted investments	1,959	772	228	120	36		3,115
Identifiable liabilities (b)	19,152	12,141	4,093	6,171	3,903	(165)	45,295
Unallocated liabilities							38,703
June 30, 2015
Identifiable assets (a)	74,497	16,817	13,267	14,251	1,157	(800)	119,189
Unallocated assets							29,180
Equity-accounted investments	2,259	744	232	124	36		3,395
Identifiable liabilities (b)	19,991	11,519	4,550	6,362	4,021	(292)	46,151
Unallocated liabilities							38,346

(a) Includes assets directly associated with the generation of operating profit.
(b) Includes liabilities directly associated with the generation of operating profit.

Intersegment revenues are conducted on an arm’s length basis.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

35 Transactions with related parties

In the ordinary course of its business Eni enters into transactions regarding:
(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	relations with Vodafone Omnitel BV related to Eni SpA through a member of the Board of Directors pursuant to Consob Regulation dated March 12, 2010 concerning transactions with related parties and the internal procedure of Eni "Transactions involving interests of Directors and Statutory Auditors and transactions with related parties". These transactions, regulated at market conditions, mainly involve costs for mobile communication services for euro 6 million and business collaboration agreements relating to the loyalty program you&eni; and
(d)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as research and development; and (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on arm’s length basis.
Investments in subsidiaries, joint arrangements and associates as of June 30, 2015 are presented in annex "List of companies owned by Eni SpA as of 30 June 2015".

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

Trade and other transactions with related parties

(euro million)	December 31, 2014	First half 2014

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Joint ventures and associates
Agiba Petroleum Co	2	60			74
CEPAV (Consorzio Eni per l'Alta Velocità) Due	120	152			68			69
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	23	12	6,122					1
EnBW Eni Verwaltungsgesellschaft mbH							113	4	1
InAgip doo	52	11			27		1	6
Karachaganak Petroleum Operating BV	43	233		627	130	8		11
KWANDA - Suporte Logistico Lda	68	15			1	3		4
Mellitah Oil & Gas BV	98	58		13	143			4
Petrobel Belayim Petroleum Co	32	375			274			42
Petromar Lda	93	4	21		1			31
South Stream Transport BV								258	1
Unión Fenosa Gas Comercializadora SA	15	1					83
Unión Fenosa Gas SA			57		1	1
Other (*)	122	67		8	81		52	36	11
	668	988	6,200	648	800	12	249	466	13
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV					179	6		90	2
Eni BTC Ltd			167
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	61	1	10					2
Other (*)	13	52	1		5		3
	74	53	178		184	6	3	92	2
	742	1,041	6,378	648	984	18	252	558	15
Entities controlled by the Government
Enel group	156	122			461		80	90		138
Snam group	147	585	7	14	991	3	178	34	3	9
GSE - Gestore Servizi Energetici	88	124		254		26	63	9	1
Terna group	33	65		40	79	3	74	14	9	3
Other (*)	44	93		3	37	1	23
	468	989	7	311	1,568	33	418	147	13	150
Pension funds and foundations		2			2	19
	1,210	2,032	6,385	959	2,554	70	670	705	28	150

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

(euro million)	June 30, 2015	First half 2015

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Joint ventures and associates
Agiba Petroleum Co	2	60			101
CEPAV (Consorzio Eni per l'Alta Velocità) Due	58	104						81
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	17	8	6,122
Karachaganak Petroleum Operating BV	56	234		410	188	3		2
KWANDA - Suporte Logistico Lda	68	12			2			4
Mellitah Oil & Gas BV	19	78		23	193
Petrobel Belayim Petroleum Co	26	316			715			28
Petromar Lda	113	3	19					29
Unión Fenosa Gas SA	1		57							(23)
Other (*)	215	52	1	11	108		33	58	15	(2)
	575	867	6,199	444	1,307	3	33	202	15	(25)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			181
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	63	1	10					1
Other (*)	19	30	14		3		2	3
	82	31	205		3		2	4
	657	898	6,404	444	1,310	3	35	206	15	(25)
Entities controlled by the Government
Enel group	111	142			595		173	73		40
Snam group	169	355	5	51	1,089	3	144	27
GSE - Gestore Servizi Energetici	57	84		229	1	11	201	20	1
Terna group	36	56		52	67	6	48	6	4	6
Other (*)	8	42		1	36		17	1	1
	381	679	5	333	1,788	20	583	127	6	46
Pension funds and foundations		2			2	25
	1,038	1,579	6,409	777	3,100	48	618	333	21	21

(*) Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products by the Gas & Power segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
-	planning, construction and technical assistance by KWANDA - Suporte Logistico Lda and Petromar Lda and, only for Petromar Lda, guarantees issued in relation to contractual commitments related to the execution of project planning and realization;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd; and
-	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).
The most significant transactions with entities controlled by the Italian Government concerned:
-	sale of fuel oil, sale and purchase of gas, environmental certificates, transmission services and fair value of derivative financial instruments with Enel group;
-	acquisition of natural gas transportation, distribution and storage services with Snam group on the basis of tariffs set by Italian Regulatory Authority for Electricity, Gas and Water and purchase and sale of natural

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

gas for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in the prices of electricity related to sale/purchase transactions with Terna group; and
-	sale and purchase of electricity and sale of oil products with GSE - Gestore Servizi Energetici for the setting up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/2012.
Transactions with pension funds and foundation concerned:
-	provisions to pension funds for euro 19 million; and
-	contributions to Eni Foundation for euro 6 million and to Eni Enrico Mattei Foundation for euro 2 million.

Financing transactions with related parties

(euro million)	December 31, 2014	First half 2014

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
CARDÓN IV SA	621				11
CEPAV (Consorzio Eni per l'Alta Velocità) Due			150
Matrìca SpA	200				5
Société Centrale Electrique du Congo SA	84		2
Unión Fenosa Gas SA		90
Other (*)	84	13	19	18	2
	989	103	171	18	18
Unconsolidated entities controlled by Eni
Other (*)	68	73	2		1
	68	73	2		1
Entities controlled by the Government
Other (*)		5
		5
	1,057	181	173	18	19

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

(euro million)	June 30, 2015	First half 2015

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
CARDÓN IV SA	876				28
CEPAV (Consorzio Eni per l'Alta Velocità) Due			150		2
Matrìca SpA	210				14
Société Centrale Electrique du Congo SA	91		2
Unión Fenosa Gas SA		97
Other (*)	76	12	20	28	3
	1,253	109	172	28	47
Unconsolidated entities controlled by Eni
Other (*)	65	104	2
	65	104	2
Entities controlled by the Government
Other (*)		2
		2
	1,318	215	174	28	47

(*) Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	financing loans granted to CARDÓN IV SA for the exploration and development activities of a gas field and to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo;
-	bank debt guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due;
-	financing loans granted to Matrìca SpA in relation to the "Green Chemistry" project at the Porto Torres plant; and
-	a cash deposit at Eni’s financial companies on behalf of Unión Fenosa Gas SA.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(euro million)	December 31, 2014	June 30, 2015

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	28,601	1,973	6.90	28,131	2,090	7.43
Other current assets	4,385	43	0.98	3,336	20	0.60
Other non-current financial assets	1,022	239	23.39	1,094	233	21.30
Other non-current assets	2,773	12	0.43	2,570	13	0.51
Short-term debt	2,716	181	6.66	5,099	215	4.22
Trade and other payables	23,703	1,954	8.24	23,147	1,527	6.60
Other current liabilities	4,489	58	1.29	2,997	32	1.07
Other non-current liabilities	2,285	20	0.88	2,245	20	0.89

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(euro million)	First half 2014	First half 2015

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	56,556	1,375	2.43	45,979	951	2.07
Other income and revenues	192	28	14.58	681	21	3.08
Purchases, services and other	43,346	3,564	8.22	35,752	3,906	10.93
Payroll and related costs	2,716	19	0.70	2,814	19	0.68
Other operating (expense) income	403	150	37.22	(298)	21	..
Financial income	3,361	19	0.57	6,401	47	0.73
Financial expense	(3,837)	(18)	0.47	(6,892)	(28)	0.41

Transactions with related parties were part of the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.
Main cash flows with related parties are provided below:

(euro million)	First half 2014	First half 2015

Revenues and other income	1,403	972
Costs and other expenses	(3,046)	(3,041)
Other operating income (loss)	150	21
Net change in trade and other receivables and liabilities	(307)	(152)
Net interests	19	19
Net cash provided from operating activities	(1,781)	(2,181)
Capital expenditure in tangible and intangible assets	(537)	(884)
Net change in accounts payable and receivable in relation to investments	11	(166)
Change in financial receivables	42	(186)
Net cash used in investing activities	(484)	(1,236)
Change in financial liabilities	(17)	24
Net cash used in financing activities	(17)	24
Total financial flows to related parties	(2,282)	(3,393)

The impact of cash flows with related parties consisted of the following:

(euro million)	First half 2014	First half 2015

Total	Related parties	Impact %	Total	Related parties	Impact %

Net cash provided from operating activities	5,740	(1,781)	..	5,678	(2,181)	..
Net cash used in investing activities	(2,758)	(484)	17.55	(6,052)	(1,236)	20.42
Net cash used in financing activities	(1,887)	(17)	0.90	(856)	24	..

Contents
Eni Interim Consolidated Report / Notes to the Condensed Consolidated Interim Financial Statements

36 Significant non-recurring events and operations
In the first half of 2014 and 2015, no non-recurring events and operations were reported.

37 Positions or transactions deriving from atypical and/or unusual operations
In the first half of 2014 and 2015, no transactions deriving from atypical and/or unusual operations were reported.

38 Subsequent events
Subsequent business developments are described in the operating review of each of Eni’s business segments.

Contents

Certification pursuant to rule 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.

The undersigned Claudio Descalzi and Massimo Mondazzi, in their respective role as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, hereby certify that internal controls over financial reporting in place for the preparation of the Condensed Consolidated Interim Financial Statements as of June 30, 2015 and during the period covered by the report, were:
• adequate to the Company structure, and
• effectively applied during the process of preparation of the Report.

2.

Internal controls over financial reporting in place for the preparation of the 2015 Condensed Consolidated Interim Financial Statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	In addition, we certify that:

3.1	These Condensed Consolidated Interim Financial Statements as of June 30, 2015:
a)

have been prepared in accordance with applicable international accounting standards recognized by the European Community pursuant to Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;

	b)	correspond to the information in the accounting books and entries; and
c)

fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the scope of consolidation as of, and for, the period presented in this Report.

3.2

The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2015 and their impact on Condensed Consolidated Interim Financial Statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transactions.

July 29, 2015

/s/ Claudio Descalzi –––––––––––––––––––––––– Claudio Descalzi Chief Executive Officer	/s/ Massimo Mondazzi –––––––––––––––––––––––– Massimo Mondazzi Chief Financial and Risk Management Officer

Contents

Report of Independent Auditors

EY
Building a better working world

Reconta Ernst & Young S.p.A.
Via Po, 32
00198 Roma

Tel: +39 06 324751
Fax: +39 06 32475504
ey.com

Review report on the condensed consolidated interim financial statements
(Translation from the original Italian text)

To the Shareholders of
Eni S.p.A.

Introduction

We have reviewed the condensed consolidated interim financial statements, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and the related explanatory notes of Eni S.p.A. and its subsidiaries (the "Eni Group") as of 30 June 2015. The Directors of Eni S.p.A. are responsible for the preparation of the condensed consolidated interim financial statements in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA Italia) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2015 are not prepared, in all material respects, in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 7 August, 2015

Reconta Ernst & Young S.p.A.
Signed by: Massimo Antonelli, Partner

This report has been translated into the English language solely for the convenience of international readers

Contents

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements

List of companies owned by Eni SpA
as of June 30, 2015

Subsidiaries and significant investments owned by Eni as of June 30, 2015
In accordance with the provisions of Articles 38 and 39 of the Legislative Decree No. 127/1991 and Consob communication No. DEM/6064293 of July 28, 2006, below is presented the list of subsidiaries, associates and significant investments owned by Eni SpA as of June 30, 2015. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.
As of June 30, 2015, the breakdown of the companies owned by Eni is provided in the table below:

Subsidiaries	Joint arrangements and associates	Other significant investments (a)

Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total

Fully-consolidated subsidiaries	37	210	247	9	6	15
Consolidated joint operations

Investments owned by consolidated companies (b)
Equity-accounted investments	6	33	39	27	64	91
Investments valued at cost	5	8	13	6	30	36	5	25	30
Investments valued at fair value							1	1	2
	11	41	52	33	94	127	6	26	32
Investments owned by unconsolidated companies
Owned by controlled companies		1	1
Owned by joint arrangements					17	17
		1	1		17	17
	48	252	300	42	117	159	6	26	32

(a) Relates to investments in companies other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed entities or 10% for unlisted companies.
(b) Investments in subsidiaries accounted for using the equity method and valued at cost relate to non-significant companies and entities acting as sole-operator in the management of oil and gas contracts.

Subsidiaries, joint arrangements and affiliates resident in Countries with a privileged tax regime
Pending the publication of the decree that identifies the list of Countries and territories allowing an adequate exchange of information and owning a taxation level not significantly lower than the one applied in Italy, at the present, the Countries with a privileged tax regime are identified by the decree issued by the Ministry for the Economy and Finance dated November 21, 2001: (i) in general and without distinctions, by Article 1; and (ii) with the exclusion of specific cases, by Article 2. Furthermore, pursuant to Article No. 167 of the Italian Income Tax Code, as amended by Law No. 190 of 2014, tax regimes are considered as privileged in any case if they allow a special taxation lower than 50 percent of the one applied in Italy, even if these Countries or territories apply a general system of taxation not lower than 50 percent of the one applied in Italy. A non-mandatory list of the special tax regimes will be provided for by order of the Director of the Italian Revenue Agency. At June 30, 2015, Eni controls 9 companies or branches based in countries with a privileged tax regime (1) as identified by the Decree and by Article No. 167, paragraph 4 of the Italian Income Tax Code. Of these 9 companies, 5 are subject to taxation in Italy because they are included in the tax return of Eni. The remaining 4 companies are not subject to Italian taxation, but to the specific local tax regimes, as a consequence	of the exemption obtained by the Italian Revenue Agency by taking into account of the taxation level applied or of the industrial and commercial activities carried out. Of these 9 companies, 7 come from the acquisitions of Lasmo Plc, Bouygues Offshore SA, the activities carried out in Congo by Maurel & Prom and Burren Energy Plc. These subsidiaries, resident or located in Countries identified by the Decree, did not issued financial instruments and all the financial statements for 2014 were audited by Ernst & Young. In addition, at June 30, 2015, Eni owns, directly or indirectly, interests not lower than 20% in the profit of 3 companies resident or located in Countries or territories with a privileged tax regime as identified by the Decree and by Article No. 167 of the Italian Income Tax Code, of which 2 are subject to taxation in Italy because they benefit of the privileged tax regime and 1 is subject to local taxation as a consequence of the exemption obtained by the Italian Revenue Agency by taking into account of the industrial and commercial activities carried out. In the following list of subsidiaries, joint arrangements and associates, companies resident in Countries or territories listed in the Decree are marked with a footnote indicating the reference to the Articles of the Decree and the related taxation in Italy.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Parent company
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership

Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA Ministero dell'Economia e delle Finanze Eni SpA Other shareholders	25.76 4.34 0.91 68.99
Subsidiaries
Exploration & Production
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	Timor Est	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Eq.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	18,331,000	Eni SpA	100.00	100.00	F.C.
Società Adriatica Idrocarburi SpA	San Giovanni Teatino (CH)	Italy	EUR	14,738,000	Eni SpA	100.00	100.00	F.C.
Società Ionica Gas SpA	San Giovanni Teatino (CH)	Italy	EUR	11,452,500	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	24,103,200	Eni SpA Third parties	99.96 0.04	99.96	F.C.
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Venice Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
Venezia Tecnologie SpA	Venice Marghera (VE)	Italy	EUR	150,000	Tecnomare SpA	100.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU Countries.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Outside Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Energy and Natural Resources (Nigeria) Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	95.00 5.00	100.00	F.C.
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Oil Ecuador BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Agip Oleoducto de Crudos Pesados BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
Burren (Cyprus) Holdings Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En. (Berm) Ltd	100.00		Co.
Burren Energy (Bermuda) Ltd (9)	Hamilton (Bermuda)	United Kingdom	USD	62,342,955	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Congo Ltd (9)	Tortola (British Virgin Islands)	Republic of the Congo	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy Plc	London (United Kingdom)	United Kingdom	GBP	28,819,023	Eni UK Holding Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Burren Energy (Services) Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ship Management Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren (Cyp) Hold. Ltd	100.00
Burren Energy Shipping and Transportation Ltd	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren (Cyp) Hold. Ltd Burren En. (Berm) Ltd	50.00 50.00		Co.
Burren Shakti Ltd (8)	Hamilton (Bermuda)	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
Eni Abu Dhabi BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni AEP Ltd	London (United Kingdom)	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni America Ltd	Dover, Delaware (USA)	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Angola Exploration BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(9)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Angola Production BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Argentina Exploración y Explotación SA	Buenos Aires (Argentina)	Argentina	ARS	24,136,336	Eni International BV Eni Oil Holdings BV	95.00 5.00		Eq.
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni BB Petroleum Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	34,000,000	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Bulungan BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	USD	17,000,000	Eni E&P Holding BV Eni Int. NA NV Sàrl Eni International BV	99.99 (..) (..)	100.00	F.C.
Eni Croatia BV	Amsterdam (Netherlands)	Croatia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,003	Eni International BV	100.00	100.00	F.C.
Eni Dación BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Denmark BV	Amsterdam (Netherlands)	Greenland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em Exploraçío e Produçío de Petróleo Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	1,579,800,000	Eni International BV Eni Oil Holdings BV	99.99 (..)		Eq.
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Engineering E&P Ltd	London (United Kingdom)	United Kingdom	GBP	40,000,001	Eni UK Ltd	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Eni Gabon SA	Libreville (Gabon)	Gabon	XAF	7,400,000,000	Eni International BV Third parties	99.96 0.04	99.96	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Hydrocarbons Venezuela Ltd	London (United Kingdom)	United Kingdom	GBP	11,000	Eni Lasmo Plc	100.00		Eq.
Eni India Ltd	London (United Kingdom)	India	GBP	44,000,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni Indonesia Ots 1 Ltd	George Town (Cayman Islands)	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni Investments Plc	London (United Kingdom)	United Kingdom	GBP	750,050,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Iraq BV	Amsterdam (Netherlands)	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ireland BV	Amsterdam (Netherlands)	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Isatay BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Ivory Coast Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London (United Kingdom)	United Kingdom	GBP	337,638,724.25	Eni Investments Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Liberia BV	Amsterdam (Netherlands)	Liberia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd	London (United Kingdom)	United Kingdom	GBP	5,001,000	Eni UK Ltd	100.00	100.00	F.C.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Mali BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Marketing Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Middle East BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Middle East Ltd	London (United Kingdom)	United Kingdom	GBP	5,000,002	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	220,711,147.50	Eni Lasmo Plc Eni LNS Ltd	99.99 (..)	100.00	F.C.
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Norge AS	Forus (Norway)	Norway	NOK	278,000,000	Eni International BV	100.00	100.00	F.C.
Eni North Africa BV	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover, Delaware (USA)	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Pakistan Ltd	London (United Kingdom)	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
Eni Pakistan (M) Ltd Sàrl	Luxembourg (Luxembourg)	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Papalang Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover, Delaware (USA)	USA	USD	156,600,000	Eni SpA Eni International BV	63.86 36.14	100.00	F.C.
Eni Petroleum US Llc	Dover, Delaware (USA)	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni PNG Ltd (in liquidation)	Port Moresby (Papua New Guinea)	Papua New Guinea	PGK	15,400,274	Eni International BV	100.00		Co.
Eni Polska sp. zo. o. (in liquidation)	Warsaw (Poland)	Poland	PLN	4,155,000	Eni International BV	100.00		Co.
Eni Popodi Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Portugal BV	Amsterdam (Netherlands)	Portugal	EUR	20,000	Eni International BV	100.00		Eq.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA	Kinshasa (Democratic Republic of the Congo)	Democratic Republic of the Congo	CDF	10,000,000,000	Eni International BV Eni Oil Holdings BV	99.99 (..)	100.00	F.C.
Eni South Africa BV	Amsterdam (Netherlands)	Republic of South Africa	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni South China Sea Ltd Sàrl	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni South Salawati Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Togo BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Trinidad and Tobago Ltd	Port of Spain (Trinidad and Tobago)	Trinidad and Tobago	TTD	1,181,880	Eni International BV	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd (9)	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	GBP	424,050,000	Eni Lasmo Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Deep Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold. BV	100.00		Eq.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Llc	Kiev (Ukraine)	Ukraine	UAH	42,004,757.64	Eni Ukraine Hold. BV Eni International BV	99.99 0.01	100.00	F.C.
Eni Ukraine Shallow Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold. BV	100.00		Eq.
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover, Delaware (USA)	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni Venezuela E&P Holding	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Bruxelles (Belgium)	Belgium	USD	963,800,000	Eni International BV Eni Oil Holdings BV	99.97 0.03	100.00	F.C.
Eni Ventures Plc (in liquidation)	London (United Kingdom)	United Kingdom	GBP	278,050,000	Eni International BV Eni Oil Holdings BV	99.99 (..)		Co.
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Western Asia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(9)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Yemen Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
Eurl Eni Algérie	Algiers (Algeria)	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
First Calgary Petroleums LP	Wilmington (USA)	Algeria	USD	1	Eni Canada Hold. Ltd FCP Partner Co ULC	99.90 0.10	100.00	F.C.
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Hindustan Oil Exploration Co Ltd (**)	Vadodara (India)	India	INR	1,304,932,890	Burren Shakti Ltd Eni UK Holding Plc Burren En. India Ltd Third parties	27.16 20.01 0.01 52.82	47.18	F.C.
HOEC Bardahl India Ltd	Vadodara (India)	India	INR	5,000,200	Hindus. Oil E. Co Ltd	100.00		Eq.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd (9)	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Liverpool Bay Ltd	London (United Kingdom)	United Kingdom	USD	29,075,343	Eni ULX Ltd	100,00	100,00	F.C.
Nigerian Agip CPFA Ltd	Lagos (Nigeria)	Nigeria	NGN	1,262,500	NAOC Ltd Agip En Nat Res. Ltd Nigerian Agip E. Ltd	98.02 0.99 0.99		Co.
Nigerian Agip Exploration Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Nigerian Agip Oil Co Ltd	Abuja (Nigeria)	Nigeria	NGN	1,800,000	Eni International BV Eni Oil Holdings BV	99.89 0.11	100.00	F.C.
OOO 'Eni Energhia'	Moscow (Russia)	Russia	RUB	2,000,000	Eni Energy Russia BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Tecnomare Egypt Ltd	Cairo (Egypt)	Egypt	EGP	50,000	Tecnomare SpA Soc. Ionica Gas SpA	99.00 1.00		Eq.
Zetah Congo Ltd (8)	Nassau (Bahamas)	Republic of the Congo	USD	300	Eni Congo SA Burren En. Congo Ltd	66.67 33.33		Co.
Zetah Kouilou Ltd (8)	Nassau (Bahamas)	Republic of the Congo	USD	2,000	Eni Congo SA Burren En. Congo Ltd Third parties	54.50 37.00 8.50		Co.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(**)	The company is de facto controlled due to a wide dispersion of the other shareholdings.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(9)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Gas & Power
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

ACAM Clienti SpA	La Spezia	Italy	EUR	120,000	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Medio Oriente SpA	San Donato Milanese (MI)	Italy	EUR	6,655,992	Eni SpA	100.00		Co.
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA Eni Gas & Power NV	94.73 5.27	100.00	F.C.
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA Third parties	86.50 13.50	86.50	F.C.
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
Est Più SpA	Gorizia	Italy	EUR	7,100,000	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Outside Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	EUR	12,956,935	Eni SpA Third parties	51.00 49.00		51.00	F.C.
Distrigas LNG Shipping SA	Bruxelles (Belgium)	Belgium	EUR	788,579.55	LNG Shipping SpA Eni Gas & Power NV	99.99 (..)		100.00	F.C.
Eni G&P France BV	Amsterdam (Netherlands)	France	EUR	20,000	Eni International BV	100.00		100.00	F.C.
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00		100.00	F.C.
Eni Gas & Power France SA	Levallois Perret (France)	France	EUR	29,937,600	Eni G&P France BV Minority interest	99.85 0.15		99.85	F.C.
Eni Trading & Shipping Inc	Dover, Delaware (USA)	USA	USD	36,000,000	Ets SpA	100.00		100.00	F.C.
Eni Wind Belgium NV	Bruxelles (Belgium)	Belgium	EUR	5,494,500	Eni Gas & Power NV	100.00		100.00	F.C.
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisi (Tunisia)	Tunisia	TND	99,000	Eni International BV Third parties	66.67 33.33		66.67	F.C.
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Eni International BV Eni Gas & Power GmbH Eni SpA Trans Tunis. P. Co SpA	99.85 0.05 0.05 0.05		100.00	F.C.
Tigáz Gepa Kft	Hajdúszoboszló (Hungary)	Hungary	HUF	52,780,000	Tigáz Zrt	100.00			Eq.
Tigáz-Dso Földgázelosztó kft	Hajdúszoboszló (Hungary)	Hungary	HUF	62,066,000	Tigáz Zrt	100.00		98.04	F.C.
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hajdúszoboszló (Hungary)	Hungary	HUF	17,000,000,000	Eni SpA Tigáz Zrt Third parties	97.88 0.16 1.96	(a)	98.04	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Controlling interest:	Eni SpA	98.04
		Third parties	1.96

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Refining & Marketing and Chemicals
Refining & Marketing
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Consorzio AgipGas Sabina (in liquidation)	Cittaducale (RI)	Italy	EUR	5,160	Eni Rete o&no SpA	100.00		Co.
Consorzio Condeco Santapalomba (in liquidation)	Rome	Italy	EUR	125,507	Eni SpA Third parties	92.66 7.34		Eq.
Consorzio Movimentazioni Petrolifere nel Porto di Livorno (in liquidation)	Stagno (LI)	Italy	EUR	1,000	Ecofuel SpA Costiero Gas L. SpA Third parties	49.90 11.00 39.10		Co.
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel Centrosud SpA	Rome	Italy	EUR	21,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel Nord SpA	San Donato Milanese (MI)	Italy	EUR	9,670,000	Eni SpA	100.00	100.00	F.C.
Eni Rete oil&nonoil SpA	Rome	Italy	EUR	27,480,000	Eni SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Agip Lubricantes SA (in liquidation)	Buenos Aires (Argentina)	Argentina	ARS	1,500,000	Eni International BV Eni Oil Holdings BV	97.00 3.00		Eq.
Eni Austria GmbH	Wien (Austria)	Austria	EUR	78,500,000	Eni International BV Eni Deutsch. GmbH	75.00 25.00	100.00	F.C.
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
Eni Ceská Republika Sro	Prague (Czech Republic)	Czech Republic	CZK	359,000,000	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Eni Deutschland GmbH	Munich (Germany)	Germany	EUR	90,000,000	Eni International BV Eni Oil Holdings BV	89.00 11.00	100.00	F.C.
Eni Ecuador SA	Quito (Ecuador)	Ecuador	USD	103,142	Eni International BV Esain SA	99.93 0.07	100.00	F.C.
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
Eni Hungaria Zrt	Budaors (Hungary)	Hungary	HUF	15,441,600,000	Eni International BV	100.00	100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni International BV	100.00		Eq.
Eni Marketing Austria GmbH	Wien (Austria)	Austria	EUR	19,621,665.23	Eni Mineralölh. GmbH Eni International BV	99.99 (..)	100.00	F.C.

(*)	Consolidation method or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Mineralölhandel GmbH	Wien (Austria)	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
Eni Slovenija doo	Ljubljana (Slovenia)	Slovenia	EUR	3,795,528.29	Eni International BV	100.00	100.00	F.C.
Eni Slovensko Spol Sro	Bratislava (Slovakia)	Slovakia	EUR	36,845,251	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Eni Suisse SA	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni International BV Third parties	99.99 (..)	100.00	F.C.
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00	100.00	F.C.
Esacontrol SA	Quito (Ecuador)	Ecuador	USD	60,000	Eni Ecuador SA Third parties	87.00 13.00		Eq.
Esain SA	Quito (Ecuador)	Ecuador	USD	30,000	Eni Ecuador SA Tecnoesa SA	99.99 (..)	100.00	F.C.
Oléoduc du Rhône SA	Valais (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
OOO "Eni-Nefto"	Moscow (Russia)	Russia	RUB	1,010,000	Eni International BV Eni Oil Holdings BV	99.01 0.99		Eq.
Tecnoesa SA	Quito (Ecuador)	Ecuador	USD	36,000	Eni Ecuador SA Esain SA	99.99 (..)		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Chemicals
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,553,400,000	Eni SpA	100.00	100.00	F.C.

In Italy

Consorzio Industriale Gas Naturale	San Donato Milanese (MI)	Italy	EUR	124,000	Versalis SpA Raff. di Gela SpA Eni SpA Syndial SpA Raff. Milazzo ScpA	53.55 18.74 15.37 0.76 11.58		Eq.

Outside Italy

Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Budapest (Hungary)	Hungary	HUF	8,092,160,000	Versalis SpA Versalis Deutschland GmbH Versalis International SA	96.34 1.83 1.83	100.00	F.C.
Eni Chemicals Trading (Shanghai) Co Ltd	Shanghai (China)	China	USD	5,000,000	Versalis SpA	100.00	100.00	F.C.
Polimeri Europa Elastomeres France SA (in liquidation)	Champagnier (France)	France	EUR	13,011,904	Versalis SpA	100.00		Eq.
Versalis Deutschland GmbH	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS	Mardyck (France)	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
Versalis International SA	Bruxelles (Belgium)	Belgium	EUR	15,449,173.88	Versalis SpA Versalis Deutschland GmbH Dunastyr Zrt Versalis France	59.00 23.71 14.43 2.86	100.00	F.C.
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00		Eq.
Versalis Pacific (India) Private Ltd	Mumbai (India)	India	INR	115,110	Versalis Pacific Trading Third parties	99.99 0.01		Eq.
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Eni Chem. Trad. Co Ltd	100.00	100.00	F.C.
Versalis UK Ltd	Hythe (United Kingdom)	United Kingdom	GBP	4,004,041	Versalis SpA	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Engineering & Construction
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Saipem SpA (#)	San Donato Milanese (MI)	Italy	EUR	441,410,900	Eni SpA Saipem SpA Third parties	42.91 0.44 56.65	(a)	43.11	F.C.

In Italy

Denuke Scarl	San Donato Milanese (MI)	Italy	EUR	10,000	Saipem SpA Third parties	55.00 45.00		23.71	F.C.
Servizi Energia Italia SpA	San Donato Milanese (MI)	Italy	EUR	291,000	Saipem SpA	100.00		43.11	F.C.
Smacemex Scarl	San Donato Milanese (MI)	Italy	EUR	10,000	Saipem SpA Third parties	60.00 40.00		25.87	F.C.
SnamprogettiChiyoda SAS di Saipem SpA	San Donato Milanese (MI)	Algeria	EUR	10,000	Saipem SpA Third parties	99.90 0.10		43.07	F.C.

Outside Italy

Andromeda Consultoria Tecnica e Representações Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	5,494,210	Saipem SpA Snamprog. Netherl. BV	99.00 1.00		43.11	F.C.
Boscongo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	1,597,805,000	Saipem SA	100.00		43.11	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	Kazakhstan	KZT	1,105,930,000	Saipem Intern. BV Third parties	50.00 50.00		21.56	F.C.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	Netherlands	EUR	90,760	Saipem Intern. BV	100.00		43.11	F.C.
Global Petroprojects Services AG	Zurich (Switzerland)	Switzerland	CHF	5,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Moss Maritime AS	Lysaker (Norway)	Norway	NOK	40,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Moss Maritime Inc	Houston (USA)	USA	USD	145,000	Moss Maritime AS	100.00		43.11	F.C.
North Caspian Service Co Llp	Almaty (Kazakhstan)	Kazakhstan	KZT	1,910,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Petrex SA	Iquitos (Peru)	Peru	PEN	762,729,045	Saipem Intern. BV Snamprog. Netherl. BV	99.99 (..)		43.11	F.C.
Professional Training Center Llc	Karakiyan (Kazakhstan)	Kazakhstan	KZT	1,000,000	ER SAI Caspian Llc	100.00		21.56	F.C.
PT Saipem Indonesia	Jakarta (Indonesia)	Indonesia	USD	152,778,100	Saipem Intern. BV Saipem Asia Sdn Bhd	68.55 31.45	43.11	F.C.
SAGIO Companhia Angolana de Gestío de Instalaçío Offshore Ltda	Luanda (Angola)	Angola	AOA	1,600,000	Saipem Intern. BV Third parties	60.00 40.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU Countries.
(a)	Controlling interest:	Eni SpA	43.11
		Third parties	56.89

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Saigut SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	90,050,000	Saimexicana SA Saipem Serv. M. SA CV	99.99 (..)	43.11	F.C.
Saimep Limitada	Maputo (Mozambique)	Mozambique	MZN	70,000,000	Saipem SA Saipem Intern. BV	99.98 0.02	43.11	F.C.
Saimexicana SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	1,528,188,000	Saipem SA Sofresid SA	99.99 (..)	43.11	F.C.
Saipem America Inc	Wilmington (USA)	USA	USD	50,000,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Argentina de Perforaciones, Montajes Y Proyectos Sociedad Anónima, Minera, Industrial, Comercial y Financiera (in liquidation)	Buenos Aires (Argentina)	Argentina	ARS	1,805,300	Saipem Intern. BV Third parties	99.90 0.10		Eq.
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	Malaysia	MYR	8,116,500	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Australia Pty Ltd	West Perth (Australia)	Australia	AUD	10,661,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem (Beijing) Technical Services Co Ltd	Beijing (China)	China	USD	1,750,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Canada Inc	Montréal (Canada)	Canada	CAD	100,100	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Contracting Algérie SpA	Algiers (Algeria)	Algeria	DZD	1,556,435,000	Sofresid SA Saipem SA	99.99 (..)	43.11	F.C.
Saipem Contracting Netherlands BV (18)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	Nigeria	NGN	827,000,000	Saipem Intern. BV Third parties	97.94 2.06	42.23	F.C.
Saipem do Brasil Serviçõs de Petroleo Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	1,154,796,299	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Drilling Co Private Ltd	Mumbai (India)	India	INR	50,273,400	Saipem SA Saipem Intern. BV	50.27 49.73	43.11	F.C.
Saipem Drilling Norway AS	Sola (Norway)	Norway	NOK	100,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem East Africa Ltd	Kampala (Uganda)	Uganda	UGX	50,000,000	Saipem Intern. BV Third parties	51.00 49.00		Eq.
Saipem India Projects Private Ltd	Chennai (India)	India	INR	407,000,000	Saipem SA	100.00	43.11	F.C.
Saipem Ingenieria y Construcciones SLU	Madrid (Spain)	Spain	EUR	80,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem International BV	Amsterdam (Netherlands)	Netherlands	EUR	172,444,000	Saipem SpA	100.00	43.11	F.C.
Saipem Libya Llc - SA.LI.CO. Llc	Tripoli (Libya)	Libya	LYD	10,000,000	Saipem Intern. BV Snamprog. Netherl. BV	60.00 40.00	43.11	F.C.
Saipem Ltd	Kingston Upon Thames - Surrey (United Kingdom)	United Kingdom	EUR	7,500,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	Luxembourg	EUR	31,002	Saipem Maritime Sàrl Saipem Portugal Lda	99.99 (..)	43.11	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	Malaysia	MYR	1,033,500	Saipem Intern. BV Third parties	41.94 58.06	(a)	17.84	F.C.
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg (Luxembourg)	Luxembourg	USD	378,000	Saipem SpA	100.00		43.11	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(18)	The company owns a branch in Sharjah, United Arabian Emirates, included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.
(a)	Controlling interest:	Eni SpA	41.38
		Third parties	58.62

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Saipem Misr for Petroleum Services SAE	Port Said (Egypt)	Egypt	EUR	2,000,000	Saipem Intern. BV ERS BV Saipem Portugal Lda	99.92 0.04 0.04	43.11	F.C.
Saipem (Nigeria) Ltd	Lagos (Nigeria)	Nigeria	NGN	259,200,000	Saipem Intern. BV Third parties	89.41 10.59	38.55	F.C.
Saipem Norge AS	Sola (Norway)	Norway	NOK	100,000	Saipem Intern. BV	100.00	43.11	F.C.
Saipem Offshore Norway AS	Sola (Norway)	Norway	NOK	120,000	Saipem SpA	100.00	43.11	F.C.
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Caniçal (Portugal)	Portugal	EUR	299,278,738.24	Saipem Intern. BV	100.00	43.11	F.C.
Saipem SA	Montigny-le-Bretonneux (France)	France	EUR	26,488,694.96	Saipem SpA	100.00	43.11	F.C.
Saipem Services México SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	50,000	Saimexicana SA Saipem America Inc	99.99 (..)	43.11	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	Singapore	SGD	28,890,000	Saipem SA	100.00	43.11	F.C.
Saipem Ukraine Llc	Kiev (Ukraine)	Ukraine	EUR	106,060.61	Saipem Intern. BV Saipem Luxemb. SA	99.00 1.00	43.11	F.C.
Sajer Irak Co for Petroleum Services Trading General Contracting & Transport Llc	Baghdad (Irak)	Irak	IQD	300,000,000	Saipem Intern. BV Third parties	60.00 40.00	25.87	F.C.
Saudi Arabian Saipem Ltd	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	5,000,000	Saipem Intern. BV Third parties	60.00 40.00	25.87	F.C.
Sigurd Rück AG	Zurich (Switzerland)	Switzerland	CHF	25,000,000	Saipem Intern. BV	100.00	43.11	F.C.
Snamprogetti Engineering & Contracting Co Ltd	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	10,000,000	Snamprog. Netherl. BV Third parties	70.00 30.00	30.18	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	Netherlands	EUR	18,151.20	Saipem Maritime Sàrl	100.00	43.11	F.C.
Snamprogetti Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	9,900	Snamprog. Netherl. BV	100.00	43.11	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	Malta	EUR	50,000	Snamprog. Netherl. BV Third parties	99.00 1.00	42.68	F.C.
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	Netherlands	EUR	203,000	Saipem SpA	100.00	43.11	F.C.
Snamprogetti Romania Srl	Bucharest (Romania)	Romania	RON	5,034,100	Snamprog. Netherl. BV Saipem Intern. BV	99.00 1.00	43.11	F.C.
Snamprogetti Saudi Arabia Co Ltd Llc	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	10,000,000	Saipem Intern. BV Snamprog. Netherl. BV	95.00 5.00	43.11	F.C.
Sofresid Engineering SA	Montigny-le-Bretonneux (France)	France	EUR	1,267,142.80	Sofresid SA Third parties	99.99 0.01	43.11	F.C.
Sofresid SA	Montigny-le-Bretonneux (France)	France	EUR	8,253,840	Saipem SA Third parties	99.99 (..)	43.11	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	Australia	AUD	13,157,570	Saipem Intern. BV	100.00	43.11	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Corporate and other activities
Corporate and financial companies
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.
Eni Adfin SpA	Rome	Italy	EUR	85,537,498.80	Eni SpA Third parties	99.63 0.37	99.63	F.C.
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese (MI)	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
Serfactoring SpA	San Donato Milanese (MI)	Italy	EUR	5,160,000	Eni Adfin SpA Third parties	49.00 51.00	48.82	F.C.
Servizi Aerei SpA	San Donato Milanese (MI)	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.

Outside Italy

Banque Eni SA	Bruxelles (Belgium)	Belgium	EUR	50,000,000	Eni International BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Eni Finance International SA	Bruxelles (Belgium)	Belgium	USD	3,475,036,000	Eni International BV Eni SpA	66.39 33.61	100.00	F.C.
Eni Finance USA Inc	Dover, Delaware (USA)	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Insurance Ltd	Dublin (Ireland)	Ireland	EUR	100,000,000	Eni SpA	100.00	100.00	F.C.
Eni International BV	Amsterdam (Netherlands)	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
Eni International Resources Ltd	London (United Kingdom)	United Kingdom	GBP	50,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Subsidiaries

Other activities
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Syndial SpA - Attività Diversificate	San Donato Milanese (MI)	Italy	EUR	421,947,684.55	Eni SpA Third parties	99.99 (..)	100.00	F.C.

In Italy

Anic Partecipazioni SpA (in liquidation)	Gela (CL)	Italy	EUR	23,519,847.16	Syndial SpA Third parties	99.96 0.04		Eq.
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA Third parties	52.00 48.00		Eq.
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Syndial SpA	100.00	100.00	F.C.

Outside Italy

Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Syndial SpA	100.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Joint arrangements and associates
Exploration & Production
In Italy
Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni East Africa SpA (†)	San Donato Milanese (MI)	Mozambique	EUR	20,000,000		Eni SpA Third parties	71.43 28.57	71.43	J.O.
Società Oleodotti Meridionali - SOM SpA (†)	San Donato Milanese (MI)	Italy	EUR	3,085,000		Eni SpA Third parties	70.00 30.00	70.00	J.O.

Outside Italy

Agiba Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	50.00 50.00		Co.
Al-Fayrouz Petroleum Co (†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Third parties	50.00 50.00		Co.
Angola LNG Ltd (6)	Hamilton (Bermuda)	Angola	USD	11,370,085,779		Eni Angola Prod. BV Third parties	13.60 86.40		Eq.
Ashrafi Island Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	25.00 75.00		Co.
Barentsmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000		Eni Energy Russia BV Third parties	33.33 66.67		Eq.
Cabo Delgado Development Limitada (†)	Maputo (Mozambique)	Mozambique	USD	40,000		Eni Mozam. LNG H. BV Third parties	50.00 50.00		Co.
CARDáN IV SA (†)	Caracas (Venezuela)	Venezuela	VEF	17,210,000		Eni Venezuela BV Third parties	50.00 50.00		Eq.
Compañia Agua Plana SA	Caracas (Venezuela)	Venezuela	VEF	100		Eni Venezuela BV Third parties	26.00 74.00		Co.
East Delta Gas Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	37.50 62.50		Co.
East Kanayis Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	50.00 50.00		Co.
East Obaiyed Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc SpA Third parties	50.00 50.00		Co.
El Temsah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	25.00 75.00		Co.
Enstar Petroleum Ltd	Calgary (Canada)	Canada	CAD	0.10		Unimar Llc	100.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000		Eni Energy Russia BV Third parties	33.33 66.67		Eq.
InAgip doo (†)	Zagreb (Croatia)	Croatia	HRK	54,000		Eni Croatia BV Third parties	50.00 50.00		Co.
Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000		Agip Karachaganak BV Third parties	29.25 70.75		Co.
Karachaganak Project Development Ltd (KPD)	Reading, Berkshire (United Kingdom)	United Kingdom	GBP	100		Agip Karachaganak BV Third parties	38.00 62.00		Eq.
Khaleej Petroleum Co Wll	Safat (Kuwait)	Kuwait	KWD	250,000		Eni Middle E. Ltd Third parties	49.00 51.00		Eq.
Liberty National Development Co Llc	Wilmington (USA)	USA	USD	0	(a)	Eni Oil & Gas Inc Third parties	32.50 67.50		Eq.
Llc Astroinvest-Energy	Zinkiv (Ukraine)	Ukraine	UAH	457,860,000		Zagoryanska P BV	100.00
Llc Industrial Company Gazvydobuvannya	Poltava (Ukraine)	Ukraine	UAH	354,965,000	Pokrovskoe P BV	100.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(6)	The company is not considered as an associate as provided for by Article 168 of the Italian Tax Consolidated Text because the ownership is lower than 20%.
(a)	Shares without nominal value.

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Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Llc 'Westgasinvest' (†)	Lviv (Ukraine)	Ukraine	UAH	2,000,000		Eni Ukraine Hold. BV Third parties	50.01 49.99	Eq.
Mediterranean Gas Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	25.00 75.00	Co.
Mellitah Oil & Gas BV (†)	Amsterdam (Netherlands)	Libya	EUR	20,000		Eni North Africa BV Third parties	50.00 50.00	Co.
Nile Delta Oil Co Nidoco	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	37.50 62.50	Co.
North Bardawil Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Third parties	30.00 70.00	Co.
Petrobel Belayim Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	50.00 50.00	Co.
PetroBicentenario SA (†)	Caracas (Venezuela)	Venezuela	VEF	190,000,000		Eni Lasmo Plc Third parties	40.00 60.00	Eq.
PetroJunín SA (†)	Caracas (Venezuela)	Venezuela	VEF	2,150,100,000		Eni Lasmo Plc Third parties	40.00 60.00	Eq.
PetroSucre SA	Caracas (Venezuela)	Venezuela	VEF	220,300,000		Eni Venezuela BV Third parties	26.00 74.00	Eq.
Pharaonic Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	25.00 75.00	Co.
Pokrovskoe Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	25,715		Eni Ukraine Hold. BV Third parties	30.00 70.00	Eq.
Port Said Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	50.00 50.00	Co.
Raml Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	22.50 77.50	Co.
Ras Qattara Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	37.50 62.50	Co.
Rovuma Basin LNG Land Limitada (†)	Maputo (Mozambique)	Mozambique	MZN	140,000		Eni East Africa SpA Third parties	33.33 66.67	Co.
Shatskmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000		Eni Energy Russia BV Third parties	33.33 66.67	Eq.
Société Centrale Electrique du Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	44,732,000,000		Eni Congo SA Third parties	20.00 80.00	Eq.
Société Italo Tunisienne d’Exploitation Pétrolière SA (†)	Tunisi (Tunisia)	Tunisia	TND	5,000,000		Eni Tunisia BV Third parties	50.00 50.00	Eq.
Sodeps - Société de Développement et d’Exploitation du Permis du Sud SA (†)	Tunisi (Tunisia)	Tunisia	TND	100,000		Eni Tunisia BV Third parties	50.00 50.00	Co.
Tapco Petrol Boru Hatti Sanayi ve Ticaret AS (†)	Istanbul (Turkey)	Turkey	TRY	7,500,000		Eni International BV Third parties	50.00 50.00	Eq.
Tecninco Engineering Contractors Llp (†)	Aksai (Kazakhstan)	Kazakhstan	KZT	29,478,445		Tecnomare SpA Third parties	49.00 51.00	Eq.
Thekah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Third parties	25.00 75.00	Co.
Unimar Llc (†)	Houston (USA)	USA	USD	0	(a)	Eni America Ltd Third parties	50.00 50.00	Eq.
United Gas Derivatives Co	Cairo (Egypt)	Egypt	USD	285,000,000		Eni International BV Minority interest	33.33 66.67	Eq.
VIC CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	1,315,912		Eni Lasmo Plc Minority interest	50.00 50.00	Eq.
Virginia Indonesia Co CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	631,640		Eni Lasmo Plc Third parties	50.00 50.00	Eq.
Virginia Indonesia Co Llc	Wilmington (USA)	Indonesia	USD	10		Unimar Llc	100.00
Virginia International Co Llc	Wilmington (USA)	Indonesia	USD	10		Unimar Llc	100.00
West Ashrafi Petroleum Co (†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV Third parties	50.00 50.00	Co.
Zagoryanska Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	18,000		Eni Ukraine Hold. BV Third parties	60.00 40.00	Eq.
Zetah Noumbi Ltd (8)	Nassau (Bahamas)	Republic of the Congo	USD	100		Burren En. Congo Ltd Third parties	37.00 63.00	Co.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(a)	Shares without nominal value.
(8)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Gas & Power

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA Third parties	50.00 50.00		Eq.
Società EniPower Ferrara Srl (†)	San Donato Milanese (MI)	Italy	EUR	170,000,000	EniPower SpA Third parties	51.00 49.00	51.00	J.O.
Termica Milazzo Srl	Milan	Italy	EUR	23,241,000	EniPower SpA Third parties	40.00 60.00		Eq.
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA Third parties	50.00 50.00		Eq.

Outside Italy

Blue Stream Pipeline Co BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV Third parties	50.00 50.00	50.00	J.O.
Egyptian International Gas Technology Co	Cairo (Egypt)	Egypt	EGP	100,000,000	Eni International BV Third parties	40.00 60.00		Co.
Eteria Parohis Aeriou Thessalias AE (†)	Larissa (Greece)	Greece	EUR	72,759,200	Eni SpA Third parties	49.00 51.00		Eq.
Eteria Parohis Aeriou Thessalonikis AE (†)	Ampelokipi - Menemeni (Greece)	Greece	EUR	193,550,000	Eni SpA Third parties	49.00 51.00		Eq.
Gas Directo SA	Madrid (Spain)	Spain	EUR	6,716,400	U. Fenosa Gas SA Third parties	60.00 40.00
Gasifica SA	Madrid (Spain)	Spain	EUR	2,000,200	U. Fenosa Gas SA Third parties	90.00 10.00
GreenStream BV (†)	Amsterdam (Netherlands)	Libya	EUR	200,000,000	Eni North Africa BV Third parties	50.00 50.00	50.00	J.O.
Infraestructuras de Gas SA	Madrid (Spain)	Spain	EUR	340,000	U. Fenosa Gas SA Third parties	85.00 15.00
Nueva Electricidad del Gas SA	Seville (Spain)	Spain	EUR	294,272	U. Fenosa Gas SA	100.00
Premium Multiservices SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Sergaz SA Third parties	50.00 50.00		Eq.
SAMCO Sagl	Lugano (Switzerland)	Switzerland	CHF	20,000	Eni International BV Transmed. Pip. Co Ltd Third parties	5.00 90.00 5.00		Eq.
Spanish Egyptian Gas Co SAE	Damietta (Egypt)	Egypt	USD	375,000,000	U. Fenosa Gas SA Third parties	80.00 20.00
Transmediterranean Pipeline Co Ltd (†) (19)	St. Helier (Jersey)	Jersey	USD	10,310,000	Eni SpA Third parties	50.00 50.00	50.00	J.O.
Turul Gázvezeték Építõ es Vagyonkezelõ Részvénytársaság (†)	Tatabànya (Hungary)	Hungary	HUF	404,000,000	Tigáz Zrt Third parties	58.42 41.58		Eq.
Unión Fenosa Gas Comercializadora SA	Madrid (Spain)	Spain	EUR	2,340,240	U. Fenosa Gas SA Third parties	99.99 (..)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(19)	The company is included in the list provided for by Articles 1 and 2 of the Ministerial Decree dated November 21, 2001: the profit pertaining to the Group is subject to the Italian taxation. The company is considered as a controlled subsidiary as provided for by Article 167, paragraph 3, of the Italian Tax Consolidated Text.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Unión Fenosa Gas Exploración y Produccion SA	Logrono (Spain)	Spain	EUR	1,060,110	U. Fenosa Gas SA	100.00
Unión Fenosa Gas Infrastructures BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	U. Fenosa Gas SA	100.00
Unión Fenosa Gas SA (†)	Madrid (Spain)	Spain	EUR	32,772,000	Eni SpA Third parties	50.00 50.00	Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Refining & Marketing and Chemicals

Refining & Marketing

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Rete o&no SpA Third parties	50.00 50.00		Eq.
CePIM Centro Padano Interscambio Merci SpA	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA Third parties	34.93 65.07		Eq.
Consorzio Operatori GPL di Napoli	Neaples	Italy	EUR	102,000	Eni Rete o&no SpA Third parties	25.00 75.00		Co.
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Rete o&no SpA Third parties	65.00 35.00	65.00	J.O.
Depositi Costieri Trieste SpA (†)	Trieste	Italy	EUR	1,560,000	Ecofuel SpA Third parties	50.00 50.00		Eq.
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Rete o&no SpA Third parties	25.00 75.00		Eq.
PETRA SpA (†)	Ravenna	Italy	EUR	723,100	Ecofuel SpA Third parties	50.00 50.00		Eq.
Petrolig Sr (†)	Genoa	Italy	EUR	104,000	Ecofuel SpA Third parties	70.00 30.00	70.00	J.O.
Petroven Srl (†)	Genoa	Italy	EUR	156,000	Ecofuel SpA Third parties	68.00 32.00	68.00	J.O.
Porto Petroli di Genova SpA	Genoa	Italy	EUR	2,068,000	Ecofuel SpA Third parties	40.50 59.50		Eq.
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA Third parties	50.00 50.00	50.00	J.O.
SeaPad SpA (†)	Genoa	Italy	EUR	12,400,000	Ecofuel SpA Third parties	80.00 20.00		Eq.
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA Third parties	25.00 75.00		Co.
Servizi Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raffineria Milazzo ScpA	100.00	50.00	J.O.
Sigea Sistema Integrato Genova Arquata SpA	Genoa	Italy	EUR	3,326,900	Ecofuel SpA Third parties	35.00 65.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Outside Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

AET - Raffineriebeteiligungsgesellschaft mbH	Schwedt (Germany)	Germany	EUR	27,000	Eni Deutsch. GmbH Third parties	33.33 66.67			Eq.
Area di Servizio City Moesa SA	San Vittore (Switzerland)	Switzerland	CHF	1,800,000	City Carburoil SA Third parties	58.00 42.00
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg (Germany)	Germany	EUR	10,226,000	Eni Deutsch. GmbH Third parties	20.00 80.00		20.00	J.O.
City Carburoil SA (†)	Rivera (Switzerland)	Switzerland	CHF	6,000,000	Eni Suisse SA Third parties	49.91 50.09			Eq.
ENEOS Italsing Pte Ltd	Singapore (Singapore)	Singapore	SGD	12,000,000	Eni International BV Minority interest	22.50 77.50			Eq.
FSH Flughafen Schwechat Hydranten-Gesellschaft OG	Wien (Austria)	Austria	EUR	8,694,844.47	Eni Austria GmbH Eni Mineralölh. GmbH Eni Marketing A. GmbH Third parties	14.29 14.29 14.28 57.14			Co.
Fuelling Aviation Services GIE	Tremblay-en-France (France)	France	EUR	1	Eni France Sàrl Third parties	25.00 75.00			Co.
Mediterranée Bitumes SA	Tunisi (Tunisia)	Tunisia	TND	1,000,000	Eni International BV Third parties	34.00 66.00			Eq.
Prague Fuelling Services Sro (†)	Prague (Czech Republic)	Czech Republic	CZK	39,984,000	Eni Ceská R. Sro Third parties	50.00 50.00			Eq.
Routex BV	Amsterdam (Netherlands)	Netherlands	EUR	67,500	Eni International BV Third parties	20.00 80.00			Eq.
Saraco SA	Meyrin (Switzerland)	Switzerland	CHF	420,000	Eni Suisse SA Third parties	20.00 80.00			Co.
Supermetanol CA (†)	Jose Puerto La Cruz (Venezuela)	Venezuela	VEF	12,086,744.85	Ecofuel SpA Supermetanol CA Third parties	34.51 30.07 35.42	(a)	50.00	J.O.
TBG Tanklager Betriebsgesellschaft GmbH (†)	Salzburg (Austria)	Austria	EUR	43,603.70	Eni Marketing A. GmbH Third parties	50.00 50.00			Eq.
Weat Electronic Datenservice GmbH	Düsseldorf (Germany)	Germany	EUR	409,034	Eni Deutsch. GmbH Third parties	20.00 80.00			Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(a)	Controlling interest:	Ecofuel SpA	50.00
		Third parties	50.00

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Chemicals

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA Syndial SpA EniPower SpA Third parties	49.00 20.20 8.90 21.90	Eq.
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA Syndial SpA S.E.F. Srl Third parties	19.74 11.58 10.70 57.98	Eq.
Matrìca SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA Third parties	50.00 50.00	Eq.
Newco Tech SpA (†)	Novara	Italy	EUR	400,000	Versalis SpA Genomatica Inc	81.59 18.41	Eq.
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA Third parties	25.00 75.00	Eq.
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	25,600,000	Versalis SpA Syndial SpA Third parties	33.16 4.38 62.46	Eq.
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA EniPower SpA Ecofuel SpA Third parties	42.13 30.37 1.85 25.65	Eq.
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,751,500	Versalis SpA Syndial SpA Third parties	48.13 38.14 13.73	Eq.

Outside Italy

Lotte Versalis Elastomers Co Ltd (†)	Yeosu (South Korea)	South Korea	KRW	60,200,010,000	Versalis SpA Third parties	50.00 50.00	Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Engineering & Construction

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

ASG Scarl	San Donato Milanese (MI)	Italy	EUR	50,864	Saipem SpA Third parties	55.41 44.59		Eq.
Baltica Scarl (†)	Rome	Italy	EUR	10,000	Saipem SpA Third parties	50.00 50.00		Eq.
CEPAV (Consorzio Eni per l’Alta Velocità) Due	San Donato Milanese (MI)	Italy	EUR	51,645.69	Saipem SpA Third parties	52.00 48.00		Eq.
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	San Donato Milanese (MI)	Italy	EUR	51,645.69	Saipem SpA Third parties	50.36 49.64		Eq.
Consorzio F.S.B. (†)	Venice Marghera (VE)	Italy	EUR	15,000	Saipem SpA Third parties	28.00 72.00		Co.
Consorzio Sapro (†)	San Giovanni Teatino (CH)	Italy	EUR	10,329.14	Saipem SpA Third parties	51.00 49.00		Co.
Modena Scarl (in liquidation)	San Donato Milanese (MI)	Italy	EUR	400,000	Saipem SpA Third parties	59.33 40.67		Eq.
Rodano Consortile Scarl	San Donato Milanese (MI)	Italy	EUR	250,000	Saipem SpA Third parties	53.57 46.43		Eq.
Rosetti Marino SpA	Ravenna	Italy	EUR	4,000,000	Saipem SA Third parties	20.00 80.00		Eq.
Ship Recycling Scarl (†)	Genoa	Italy	EUR	10,000	Saipem SpA Third parties	51.00 49.00	21.99	J.O.

Outside Italy

02 PEARL Snc (†)	Montigny-le-Bretonneux (France)	France	EUR	1,000	Saipem SA Third parties	50.00 50.00		Eq.
CCS Netherlands BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	300,000	Saipem Intern. BV Third parties	33.33 66.67		Eq.
Charville - Consultores e Serviços Lda (†)	Funchal (Portugal)	Portugal	EUR	5,000	Saipem Intern. BV Third parties	50.00 50.00		Eq.
CMS&A Wll (†)	Doha (Qatar)	Qatar	QAR	500,000	Snamprog. Netherl. BV Third parties	20.00 80.00		Eq.
CSC Japan Godo Kaisha	Yokohama (Japan)	Japan	JPY	3,000,000	CCS Netherlands BV	100.00
CSFLNG Netherlands BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	600,000	Saipem SA Third parties	50.00 50.00		Eq.
FPSO Mystras (Nigeria) Ltd (in liquidation)	Victoria Island (Nigeria)	Nigeria	NGN	15,000,000	FPSO Mystras Lda	100.00
FPSO Mystras - Produçío de Petròleo Lda (†)	Funchal (Portugal)	Portugal	EUR	50,000	Saipem Intern. BV Third parties	50.00 50.00		Eq.
Hazira Cryogenic Engineering & Construction Management Private Ltd (†)	Mumbai (India)	India	INR	500,000	Saipem SA Third parties	55.00 45.00		Eq.
KWANDA - Suporte Logistico Lda (23)	Luanda (Angola)	Angola	AOA	25,510,204	Saipem SA Third parties	49.00 51.00	(a)	Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(23)	The company is located in one of the Countries with a special tax regime as provided for by Article 167, paragraph 4, of the Italian Income Tax Code: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.
(a)	Controlling interest:	Saipem SA	40.00
		Third parties	60.00

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

LNG - Serviços e Gestao de Projectos Lda	Funchal (Portugal)	Portugal	EUR	5,000	Snamprog. Netherl. BV Third parties	25.00 75.00		Eq.
Mangrove Gas Netherlands BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	2,000,000	Saipem Intern. BV Third parties	50.00 50.00		Eq.
Petromar Lda (†)	Luanda (Angola)	Angola	USD	357,142.85	Saipem SA Third parties	70.00 30.00		Eq.
Sabella SAS	Quimper (France)	France	EUR	5,263,495	Sofresid Engine. SA Third parties	22.04 77.96		Eq.
Saidel Ltd (†)	Victoria Island Lagos (Nigeria)	Nigeria	NGN	236,650,000	Saipem Intern. BV Third parties	49.00 51.00		Eq.
Saipar Drilling Co BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Saipem Intern. BV Third parties	50.00 50.00		Eq.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	Saudi Arabia	SAR	40,000,000	Saipem Intern. BV Third parties	40.00 60.00		Eq.
Saipon Snc (†)	Montigny-le-Bretonneux (France)	France	EUR	20,000	Saipem SA Third parties	60.00 40.00	25.87	J.O.
Sairus Llc (†)	Krasnodar (Russia)	Russia	RUB	83,603,800	Saipem Intern. BV Third parties	50.00 50.00		Eq.
S.B.K. BALTICA Società Consortile a Responsabilita Limitata Sp.K. (†)	Gdansk (Poland)	Poland	PLN	10,000	Saipem SpA Baltica Scarl Third parties	49.00 2.00 49.00		Co.
Société pour la Réalisation du Port de Tanger Méditerranée (†)	Anjra (Morocco)	Morocco	EUR	33,000	Saipem SA Third parties	33.33 66.67		Eq.
Southern Gas Constructors Ltd (†)	Lagos (Nigeria)	Nigeria	NGN	10,000,000	Saipem Intern. BV Third parties	50.00 50.00		Eq.
SPF - TKP Omifpro Snc (†)	Paris (France)	France	EUR	50,000	Saipem SA Third parties	50.00 50.00		Eq.
Sud-Soyo Urban Development Lda (†) (22)	Soyo (Angola)	Angola	AOA	20,000,000	Saipem SA Third parties	49.00 51.00		Eq.
Tchad Cameroon Maintenance BV (†)	Rotterdam (Netherlands)	Cameroon	EUR	18,000	Saipem SA Third parties	40.00 60.00		Eq.
T.C.P.I. Angola Tecnoprojecto Internacional SA	Luanda (Angola)	Angola	AOA	9,000,000	Petromar Lda Third parties	35.00 65.00
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Porto Salvo Concelho De Oeiras (Portugal)	Portugal	EUR	700,000	Saipem SA Third parties	42.50 57.50		Eq.
TMBYS SAS (†)	Guyancourt (France)	Morocco	EUR	30,000	Saipem SA Third parties	33.33 66.67		Eq.
TSGI Muhendislik Insaat Limited Sirketi (†)	Istanbul (Turkey)	Turkey	TRY	600,000	Saipem Ing y C. SLU Third parties	30.00 70.00		Eq.
TSKJ - Serviços de Engenharia Lda	Funchal (Portugal)	Portugal	EUR	5,000	Snamprog. Netherl. BV Third parties	25.00 75.00		Eq.
Xodus Subsea Ltd (†)	London (United Kingdom)	United Kingdom	GBP	1,000,000	Saipem Intern. BV Third parties	50.00 50.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†)	Jointly controlled entity.
(22)	The company is subject to the special tax regime provided for by Article 167, paragraph 4, of the Italian Income Tax Code: the profit pertaining to the Group is subject to the Italian taxation.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Joint arrangements and associates

Corporate and other activities

Other activities

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	% Equity ratio	(*)

Cengio Sviluppo ScpA (in liquidation)	Genoa	Italy	EUR	120,255.03	Syndial SpA Third parties	40.00 60.00		Eq.
Filatura Tessile Nazionale Italiana - FILTENI SpA (in liquidation)	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA Third parties	59.56 40.44	(a)	Co.
Ottana Sviluppo ScpA (in liquidation)	Nuoro	Italy	EUR	516,000	Syndial SpA Third parties	30.00 70.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Controlling interest:	Syndial SpA	48.00
		Third parties	52.00

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Other significant investiments

Other significant investments

Exploration & Production

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Consorzio Universitario in Ingegneria per la Qualità e l’Innovazione	Pisa	Italy	EUR	135,000		Eni SpA Third parties	16.67 83.33	Co.

Outside Italy

Administradora del Golfo de Paria Este SA	Caracas (Venezuela)	Venezuela	VEF	100		Eni Venezuela BV Third parties	19.50 80.50	Co.
Brass LNG Ltd	Lagos (Nigeria)	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl Third parties	20.48 79.52	Co.
Darwin LNG Pty Ltd	West Perth (Australia)	Australia	AUD	1,085,868,353		Eni G&P LNG Aus. BV Third parties	10.99 89.01	Co.
New Liberty Residential Co Llc	West Trenton (USA)	USA	USD	0	(a)	Eni Oil & Gas Inc Third parties	17.50 82.50	Co.
Nigeria LNG Ltd	Port Harcourt (Nigeria)	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl Third parties	10.40 89.60	Co.
Norsea Pipeline Ltd	Woking Surrey (United Kingdom)	United Kingdom	GBP	7,614,062		Eni SpA Third parties	10.32 89.68	Co.
North Caspian Operating Co NV	Amsterdam (Netherlands)	Kazakhstan	EUR	128,520		Agip Caspian Sea BV Third parties	16.81 83.19	Co.
North Caspian Transportation Manager Co BV	Amsterdam (Netherlands)	Kazakhstan	EUR	100,010		Agip Caspian Sea BV Third parties	16.81 83.19	Co.
OPCO - Sociedade Operacional Angola LNG SA	Luanda (Angola)	Angola	AOA	7,400,000		Eni Angola Prod. BV Third parties	13.60 86.40	Co.
Petrolera Güiria SA	Caracas (Venezuela)	Venezuela	VEF	1,000,000		Eni Venezuela BV Third parties	19.50 80.50	Co.
Point Fortin LNG Exports Ltd	Port of Spain (Trinidad and Tobago)	Trinidad and Tobago	USD	10,000		Eni T&T Ltd Third parties	17.31 82.69	Co.
SOMG - Sociedade de Operações e Manutençío de Gasodutos SA	Luanda (Angola)	Angola	AOA	7,400,000		Eni Angola Prod. BV Third parties	13.60 86.40	Co.
Torsina Oil Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV Third parties	12.50 87.50	Co.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Other significant investiments

Gas & Power

Outside Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Angola LNG Supply Services Llc	Wilmington (USA)	USA	USD	19,278,782	Eni USA Gas M. Llc Third parties	13.60 86.40	Co.
Norsea Gas GmbH	Emden (Germany)	Germany	EUR	1,533,875.64	Eni International BV Third parties	13.04 86.96	Co.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Other significant investiments

Refining & Marketing and Chemicals

Refining & Marketing

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Consorzio Obbligatorio degli Oli Usati	Rome	Italy	EUR	36,149		Eni SpA Third parties	13.27 86.73	Co.
Società Italiana Oleodotti di Gaeta SpA (14)	Rome	Italy	ITL	360,000,000		Eni SpA Third parties	72.48 27.52	Co.

Outside Italy

BFS Berlin Fuelling Services GbR	Hamburg (Germany)	Germany	EUR	150,511		Eni Deutsch. GmbH Third parties	12.50 87.50	Co.
Compania de Economia Mixta 'Austrogas'	Cuenca (Ecuador)	Ecuador	USD	3,028,749		Eni Ecuador SA Third parties	13.31 86.69	Co.
Dépot Pétrolier de Fos SA	Fos-sur-Mer (France)	France	EUR	3,954,196.40		Eni France Sàrl Third parties	16.81 83.19	Co.
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre (France)	France	EUR	207,500		Eni France Sàrl Third parties	18.00 82.00	Co.
Joint Inspection Group Ltd	London (United Kingdom)	United Kingdom	GBP	0	(a)	Eni SpA Third parties	12.50 87.50	Co.
S.I.P.G. Société Immobilier Pétrolier de Gestion Snc	Tremblay-en-France (France)	France	EUR	40,000		Eni France Sàrl Third parties	12.50 87.50	Co.
Sistema Integrado de Gestion de Aceites Usados	Madrid (Spain)	Spain	EUR	181,427		Eni Iberia SLU Third parties	14.96 85.04	Co.
Tanklager - Gesellschaft Tegel (TGT) GbR	Hamburg (Germany)	Germany	EUR	23		Eni Deutsch. GmbH Third parties	12.50 87.50	Co.
TAR - Tankanlage Ruemlang AG	Ruemlang (Switzerland)	Switzerland	CHF	3,259,500		Eni Suisse SA Third parties	16.27 83.73	Co.
Tema Lube Oil Co Ltd	Accra (Ghana)	Ghana	GHS	258,309		Eni International BV Third parties	12.00 88.00	Co.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.
(14)	The company is under extraordinary administration according to Law No. 95 dated April 3, 1979.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Other significant investiments

Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered head office	Country of operation	Currency	Share capital	Shareholders	% Ownership	(*)

Consorzio per l’Innovazione nella Gestione delle Imprese e della Pubblica Amministrazione	Milan	Italy	EUR	150,000	Eni Corporate U. SpA Third parties	10.67 89.33	Co.
Emittenti Titoli SpA	Milan	Italy	EUR	4,264,000	Eni SpA Emittenti Titoli SpA Third parties	10.00 0.78 89.22	Co.
Snam SpA (#)	San Donato Milanese (MI)	Italy	EUR	3,696,851,994	Eni SpA Snam SpA Third parties	8.25 0.08 91.67	F.V.

Outside Italy

Galp Energia SGPS SA (#)	Lisbon (Portugal)	Portugal	EUR	829,250,635	Eni SpA Third parties	7.44 92.56	F.V.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU Countries.

Contents
Eni Interim Consolidated Report / Annex to Condensed Consolidated Interim Financial Statements - Changes in the scope of consolidation

Changes in the scope of consolidation for the first half 2015

Fully-consolidated subsidiaries

Companies included (No. 2)

Eni Ivory Coast Ltd	London	Engineering & Construction	Relevancy
Liverpool Bay Ltd	London	Exploration & Production	Relevancy

Companies excluded (No. 7)

Eni Zubair SpA	San Donato Milanese	Exploration & Production	Irrelevancy
Construction Saipem Canada Inc	Montréal	Engineering & Construction	Merger
Eni Gas Transport Services SA (in liquidation)	Lugano	Gas & Power	Cancellation
Eni Polska sp.zo.o (in liquidation)	Warsaw	Exploration & Production	Irrelevancy
Eni Power Generation NV	Bruxelles	Gas & Power	Merger
Eni Romania srl	Bucharest	Refining & Marketing	Sale
Saipem UK Ltd (in liquidation)	London	Engineering & Construction	Cancellation

Consolidated joint operations

Companies excluded (No. 2)

02 PEARL Snc	Montigny-le-Bretonneux	Engineering & Construction	Irrelevancy
SPF - TKP Omifpro Snc	Paris	Engineering & Construction	Irrelevancy

Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2014:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Contents

Eni denies speculations of splitting the shares held in Saipem

San Donato Milanese (Milan), August 29, 2015 - With reference to a press article published today by a national newspaper, Eni denies the speculations of splitting the shares held in Saipem, which is a solution not being studied.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni discovers a supergiant gas field in the Egyptian offshore, the largest ever found in the Mediterranean Sea

  The discovery, after its full development, will be able to ensure satisfying Egypt’s natural gas demand for decades
  According to the well and geophysical data available, the field could hold a potential of 30 trillion cubic feet of lean gas in place, therefore representing one of the world’s largest natural-gas finds, located in a permit where Eni holds a 100% of the Contractor’s working interest
  Eni’s CEO, Claudio Descalzi, has recently traveled to Cairo to discuss the new exploration success with the Egyptian institutional leaders

San Donato Milanese (Milan), August 30, 2015 - Eni has made a world class supergiant gas discovery at its Zohr Prospect, in the deep waters of Egypt. The discovery well Zohr 1X NFW is located in the economic waters of Egypt’s Offshore Mediterranean, in 4,757 feet of water depth (1,450 meters), in the Shorouk Block, signed in January 2014 with the Egyptian Ministry of Petroleum and the Egyptian Natural Gas Holding Company (EGAS) following a competitive international Bid Round.

According to the well and seismic information available, the discovery could hold a potential of 30 trillion cubic feet of lean gas in place (5.5 billion barrels of oil equivalent in place) covering an area of about 100 square kilometers. Zohr is the largest gas discovery ever made in Egypt and in the Mediterranean Sea and could become one of the world’s largest natural-gas finds. This exploration success will give a major contribution in satisfying Egypt’s natural gas demand for decades.

Eni will immediately appraise the field with the aim of accelerating a fast track development of the discovery that will utilize at best the existing offshore and onshore infrastructures.

Zohr 1X NFW was drilled to a total depth of approximately 13,553 feet (4,131 meters) and hit 2,067 feet (630 meters) of hydrocarbon column in a carbonate sequence of Miocene age with excellent reservoir characteristics (400 meters plus of net pay). Zohr’s structure has also a deeper Cretaceous upside that will be targeted in the future with a dedicated well.

Eni’s CEO, Claudio Descalzi, has recently traveled to Cairo to update Egypt’s President, Abdel Fattah Al-Sisi, on this important success, and discuss this discovery with the Prime Minister, Ibrahim Mahlab, and the Minister of Petroleum and Mineral Resources, Sherif Ismail.

"It’s a very important day for Eni and its people. This outstanding result confirms our expertise and our technological innovation capacity with immediate operational application, and above all shows the strength of the cooperation spirit amongst all the company’s units which are at the foundation of our great successes. Our exploration strategy allows us to persist in the mature areas of countries which we have known for decades and has proved to be winning, reconfirming that Egypt has still great potential. This historic discovery will be able to transform the energy scenario of Egypt in which we have been welcomed for over 60 years. The exploration activities are central to our growth strategy: in the last 7 years we have discovered 10 billion barrels of resources and 300 million in the first half of the year, confirming Eni’s leading position in the industry. This exploration success acquires an even greater value as it was made in Egypt which is strategic for Eni, and where important synergies with the existing infrastructures can be exploited allowing us a fast production startup", Claudio Descalzi commented.

Eni, through its subsidiary IEOC Production BV, holds a 100% of the Contractor’s working interest in the Shorouk Block and is the operator of the concession. Eni has been present in Egypt since 1954 through its subsidiary IEOC, a company which has always been a frontrunner in exploring and exploiting gas resources in Egypt since the discovery of the Abu Maadi Field in 1967.
By adopting new exploration concepts, leading edge technologies and operational approaches, through AGIBA and Petrobel, operating companies participated by IEOC and EGPC, Eni has successfully managed to double production of oil from the Western Desert and the GOS Abu Rudeis Concessions in the last three years as well as to revamp production from the Abu Maadi plays in the Nile Delta area following the recently announced Nidoco NW 2 discovery (Nooros prospect) currently already in production.
Eni is the main hydrocarbon producer in Egypt, with a daily equity production of 200,000 barrels of oil equivalent.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com